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As filed with the United States Securities and Exchange Commission on July 17, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-8

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

TECK COMINCO LIMITED

(Exact Name of Registrant as Specified in its Charter)

Canada	1400	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No., if applicable)

Suite 600, 200 Burrard Street

Vancouver, British Columbia, Canada

V6C 3L9

(604) 687-1117

(Address, including zip code, and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Geofrey Myers Lang Michener LLP, BCE Place, P.O. Box 747 Suite 2500, 181 Bay Street Toronto, Ontario, Canada M5J 2T7 (416) 360-8600	Peter Rozee Teck Cominco Limited Suite 600, 200 Burrard Street Vancouver, British Columbia, Canada V6C 3L9 (604) 687-1117	Edwin S. Maynard Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000

Approximate date of commencement of proposed sale of the securities to the public: From time to time after the effective date of this Registration Statement.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration fee (3)
Class B Subordinated Voting Shares	21,971,959	$973,542,944	$29,888

(1)

Represents the maximum number of Teck Cominco Limited (“Teck”) Class B Subordinate Voting Shares estimated to be issuable upon consummation of the exchange offer for all of the outstanding common shares of Aur Resources Inc. (“Aur Resources”) based on 100,466,206, which is the estimated number of outstanding Aur Resources common shares as of July 3, 2007 assuming full conversion of all outstanding exercisable options for Aur Resources common shares.

(2)

Estimated solely for the purpose of calculating the registration fee in accordance with General Instruction IV.G to Form F-8. The proposed maximum offering price is equal to (a) the product of (i) Cdn$40.98, which is the average of the high and low sale prices of Aur Resources common shares as reported on the Toronto Stock Exchange on July 11, 2007, and (ii) 100,466,206, which is the estimated number of outstanding Aur Resources common shares as of July 3, 2007 assuming full conversion of all outstanding exercisable options for Aur Resources common shares less (b) the maximum aggregate amount of cash payable by Teck in the exchange offer, converted into U.S. dollars at the inverse of the noon buying rate in New York City for cable transfers in Canadian dollars by the Federal Reserve Bank of New York on July 11, 2007.

(3)

Such fee was previously paid in connection with the $5,093,416,371 of unissued securities registered under the Registration Statement on Form F-10 (File No. 333-136641) initially filed on August 15, 2006 by the registrant ($544,996 in fees paid). Such Registration Statement was withdrawn on August 17, 2006. Accordingly, pursuant to Rule 457(p) of the General Rules and Regulations under the Securities Act of 1933, as amended, $29,888, is being offset against the total registration fee due for this Registration Statement.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE DELIVERED

TO OFFEREES OR PURCHASERS

1.                                      Home Jurisdiction Document.

Offer to Purchase and Circular dated July 17, 2007, including the Letter of Transmittal, Notice of Guaranteed Delivery and Letter to Aur Resources Shareholders.

2.                                      Informational Legends.

See the outside front cover page and the inside front cover page of the Offer to Purchase and Circular dated July 17, 2007.

3.                                      Incorporation of Certain Information by Reference.

As required by this Item, the Offer to Purchase and Circular provides that copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of Teck, Suite 600, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L9 or by telephone at (604) 687-1117.

4.                                      List of Documents Filed with the Commission.

See the heading “Documents Filed as Part of the Registration Statement” in the Offer to Purchase and Circular dated July 17, 2007.

2

The information in this Offer and Circular may change. We may not complete the Offer and issue the securities issuable hereunder until the registration statement filed with the United States Securities and Exchange Commission is effective. This Offer and Circular is not an offer to sell the securities issuable hereunder and we are not soliciting an offer to buy these securities in any jurisdiction where the Offer is not permitted.

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, lawyer or other professional advisor. No securities regulatory authority in Canada or the United States has expressed an opinion about, or passed upon the fairness or merits of, the Offer contained in this document, the securities offered pursuant to such Offer or the adequacy of the information contained in this document and it is an offence to claim otherwise.

THE SECURITIES OFFERED PURSUANT TO THIS OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

July 17, 2007

TECK COMINCO LIMITED

OFFER TO PURCHASE

all of the outstanding common shares of

AUR RESOURCES INC.

on the basis of, at the election of each holder,

(a)	Cdn.$41.00 in cash (the "Cash Alternative"), or
(b)	0.8749 of a Class B subordinate voting share of Teck and Cdn.$0.0001 in cash (the "Share Alternative"), for each common share of Aur subject, in each case, to pro ration as set out herein.

Teck Cominco Limited ("Teck" or the "Offeror") hereby offers (the "Offer") to purchase, on and subject to the terms and conditions of the Offer, all of the outstanding common shares of Aur Resources Inc. ("Aur") (such common shares, the "Aur Shares"), and including any Aur Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time (as defined below) upon the conversion, exchange or exercise of any securities of Aur that are convertible into or exchangeable or exercisable for Aur Shares.

Under the Offer, each holder of Aur Shares (each a "Shareholder" and collectively, the "Shareholders") may elect to receive either the Cash Alternative or the Share Alternative in respect of all of the Aur Shares deposited by such Shareholder under the Offer. The total amount of cash available under the Offer is limited to Cdn.$3,089,335,835 and the total number of Class B subordinate voting shares of Teck ("Teck Subordinate Voting Shares") available for issuance under the Offer is limited to 21,971,959 (based on the number of Aur Shares outstanding on a fully diluted basis as of July 3, 2007, as represented to Teck by Aur in the Support Agreement (as defined in the Glossary below)). See Section 1 of the Offer, "The Offer". In light of the total amount of cash available under the Offer relative to the size of the Offer, Shareholders who elect the Cash Alternative may not receive only cash consideration for their Aur Shares.

The Offer is open for acceptance until midnight (Vancouver time) on August 21, 2007 unless extended or withdrawn (the "Expiry Time").

The board of directors of Aur, in consultation with its financial and legal advisors, has unanimously determined that the Offer is fair from a financial point of view to all Shareholders and that the Offer is in the best interests of Aur. The board of directors of Aur has unanimously RECOMMENDED that Shareholders ACCEPT the Offer. For further information regarding this recommendation, refer to Aur's Directors' Circular dated July 17, 2007.

For a discussion of risk factors you should consider in evaluating the Offer, see Section 7 of the Circular, "Business Combination Risks" and the risks described in Teck's annual information form dated February 26, 2007 ("Annual Information Form") for the year ended December 31, 2006, incorporated by reference into this Offer and Circular.

The Offer is subject to certain conditions, including, without limitation, that Aur Shares representing, together with Aur Shares owned, directly or indirectly, by the Offeror, not less than 66 2/3% of the outstanding Aur Shares (calculated on a fully diluted basis) will have been validly deposited under the Offer and the Support Agreement shall not have been terminated by Teck or Aur in accordance with its terms. See Section 2 of the Offer, "Conditions of the Offer", for a complete description of the conditions of the Offer. Subject to applicable law, the Offeror reserves the right to withdraw the Offer and not take-up and pay for Aur Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived by the Offeror at or before the Expiry Time.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Aur Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Dealer Managers for the Offer are:

In Canada	In the United States
Merrill Lynch Canada Inc.	Merrill Lynch, Pierce, Fenner & Smith Incorporated

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

        Teck has filed with the United States Securities and Exchange Commission (the "SEC") a Registration Statement on Form F-8, and expects to mail this Offer and Circular to Shareholders. TECK URGES SHAREHOLDERS TO READ THE REGISTRATION STATEMENT AND OFFER AND CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

        Shareholders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Teck will be available free of charge from Teck. You should direct requests for documents to Corporate Secretary, Teck Cominco Limited, Suite 600, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L9, telephone: (604) 687-1117. To obtain timely delivery, such documents should be requested not later than August 14, 2007, five business days before the Expiry Date.

        This Offer is made by a Canadian corporation that is permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this Offer and Circular in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

        Shareholders should be aware that the disposition of their Aur Shares and their acquisition of the Cash Alternative or the Share Alternative in the Offer may have tax consequences both in the United States and in Canada. See Sections 19 and 20 of the Circular, "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations". Such consequences for Shareholders who are resident in, or citizens of, the United States may not be fully described herein, and such holders are urged to consult their own tax advisors.

        The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that each of Teck and Aur are incorporated or organized under the laws of Canada, that some or all of their respective officers and directors may reside outside the United States, that the Canadian Dealer Manager and some or all of the experts named herein may reside outside the United States, and that all or a substantial portion of the assets of Teck and Aur and such above-mentioned persons are located outside the United States.

        Shareholders should be aware that, during the period of the Offer, the Offeror or its affiliates, directly or indirectly, may bid for, or make purchases of, Aur Shares or Teck Subordinate Voting Shares, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories and applicable laws and regulations of the United States.

        The Offeror's intention to make the Offer was announced on July 3, 2007 before the opening of trading on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"). The Teck Subordinate Voting Shares are listed on the TSX and the NYSE under the trading symbols "TCK.B" and "TCK", respectively. The Aur Shares are listed on the TSX and the Santiago Stock Exchange ("SSE") under the trading symbol "AUR".

        On June 29, 2007, the last trading day prior to the Offeror's announcement of its intention to make the Offer, the closing price on the TSX of the Teck Subordinate Voting Shares was Cdn.$45.20 and the closing price on the TSX of the Aur Shares was Cdn.$31.70. The volume-weighted average closing price of the Aur Shares on the TSX for the 20 trading days ended June 29, 2007 was Cdn.$31.74. The Offer price of Cdn.$41.00 per Aur Share represents a premium of approximately 29% over both the 20 trading day volume- weighted average closing price and the closing price of the Aur Shares on the TSX as at June 29, 2007.

        Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on green paper) or a manually signed facsimile thereof and deposit it, together with the certificates representing their Aur Shares and all other required documents, at one of the offices of CIBC Mellon Trust Company (the "Depositary") or BNY Mellon Shareowner Services (the "U.S. Forwarding Agent") in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may (1) accept the Offer by following the procedures for book-entry transfer of Aur Shares described in Section 5 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer"; or (2) accept the Offer where the certificates representing the Aur Shares are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary or the U.S. Forwarding Agent before the Expiry Time, by following the procedures for guaranteed delivery described in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery" using the accompanying Notice of Guaranteed Delivery (printed on yellow paper) or a manually signed facsimile thereof. Shareholders whose Aur Shares are registered in the name of a nominee should consult their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Aur Shares. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Aur Shares directly with the Depositary or the U.S. Forwarding Agent or, if they make use of the services of the Dealer Managers or a member of the Soliciting Dealer Group (if one is formed) to accept the Offer.

        Questions and requests for assistance may be directed to the Dealer Managers, the Depositary, the U.S. Forwarding Agent or Georgeson Shareholder Communications Canada Inc. (the "Information Agent" or "Georgeson") for the Offer. Contact details for such persons may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the Dealer Managers, the Depositary, the U.S. Forwarding Agent or the Information Agent at their respective offices specified on the back page of this document. Additionally, copies of this document and related materials may be found at www.sedar.com and www.sec.gov.

NOTICE TO HOLDERS OF AUR OPTIONS

        The Offer is made only for Aur Shares and is not made for any options or other rights to acquire Aur Shares. Any holder of options or other rights to acquire Aur Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise, convert or exchange such options or other rights in order to obtain certificates representing Aur Shares that may be deposited in accordance with the terms of the Offer. Any such exercise, conversion or exchange must be completed sufficiently in advance of the Expiry Time to assure the holder of such options or other rights to acquire Aur Shares that the holder will have certificates representing the Aur Shares received on such exercise, conversion or exchange available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

        Pursuant to the Support Agreement, the Offeror has agreed to permit holders of options to acquire Aur Shares ("Aur Options") under the Aur Option Plan (as defined in the Glossary below) to exercise Aur Options conditional upon the Offeror taking up and paying for the Aur Shares under the Offer. The Offeror has also agreed to make available tendering arrangements in respect of the Offer in order to permit holders of Aur Options to make a conditional cashless exercise of Aur Options.

        If any holder of Aur Options under the Aur Option Plan does not exercise such Aur Options prior to the Expiry Time, such Aur Options will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule and exercise prices, except that, to the extent permitted, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction (each as defined in the Glossary below) an option to acquire Aur Shares will become an option or right to acquire a number of Teck Subordinate Voting Shares, as determined in accordance with the terms of the Aur Options. See Section 6 of the Circular, "Purpose of the Offer and Teck's Plans for Aur — Treatment of Aur Options".

        The tax consequences to holders of Aur Options of exercising or not exercising their Aur Options are not described in Section 19 of the Circular, "Certain Canadian Federal Income Tax Considerations" or in Section 20 of the Circular, "Certain United States Federal Income Tax Considerations". Holders of Aur Options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Aur Options.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

        This Offer and Circular, the pro forma consolidated financial statements of Teck and some of the material incorporated by reference into this Offer and Circular, contain certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to as "forward-looking statements"). Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates" or "does not anticipate", or "believes", or variation of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to: prices and price volatility for zinc, copper, coal, gold and other products and commodities that Teck produces and sells as well as oil, natural gas and petroleum products; changes in foreign currency exchange rates; the long-term demand for and supply of zinc, copper, coal, gold and other products and commodities that Teck produces and sells; Teck's premiums realized over London Metal Exchange cash and other benchmark prices and the sensitivity of Teck's financial results to changes in metals and minerals prices; treatment and refining charges; Teck's strategies and objectives; Teck's interest and other expenses; Teck's tax position and the tax rates applicable to Teck; political unrest or instability in countries such as Peru and its impact on Teck's foreign assets, including Teck's interest in the Antamina copper, zinc mine; the timing of decisions regarding the timing and costs of construction and production with respect to, and the issuance of, the necessary permits and other authorizations required for, certain of Teck's development and expansion projects, including, among others, the Fort Hills Project and the Galore Creek Project; Teck's estimates of the quantity and quality of its mineral and oil reserves and resources; the production capacity of Teck's operations; Teck's planned capital expenditures and its estimates of reclamation and other costs related to environmental protection; Teck's future capital and production costs and production levels, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations; Teck's cost reduction and other financial and operating objectives; Teck's exploration, environmental, health and safety initiatives; the availability of qualified employees for Teck's operations, including its new developments; the satisfactory negotiation of collective agreements with unionized employees; the outcome of legal proceedings and other disputes in which Teck is involved; general business and economic conditions; the outcome of Teck's coal sales negotiations and negotiations with metals and concentrate customers concerning treatment charges, price adjustments and premiums; Teck's dividend policy; various actions to be taken or requirements to be met in connection with completing the Offer and integrating Teck and Aur after the completion of the Offer; and production, revenue, income and operations of Teck and Aur after the completion of the Offer.

        The following factors, among others, related to the business combination of Teck and Aur could cause actual results or developments to differ materially from the results or developments expressed or implied by forward-looking statements: the Teck Subordinate Voting Shares issued in connection with the Offer may have a market value or trading price lower than expected; the businesses of Teck and Aur may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefits from the acquisition of Aur may not be fully realized by Teck or not realized within the expected time frame. See Sections 4 and 6 of the Circular, "Background to the Offer" and "Purpose of the Offer and Teck's Plans for Aur".

        Inherent in forward-looking statements are risks and uncertainties beyond Teck's ability to predict or control, including risks that may affect Teck's operating or capital plans; risks generally encountered in the development of mineral and oil and gas properties such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems, adverse weather conditions, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market price of Teck's principal commodities which are cyclical and subject to substantial price fluctuations; risks created through competition for mining and oil and gas properties; risks associated with lack of access to markets; risks associated with mineral and oil and gas reserves and resource estimates;

risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and changes in environmental legislation and regulation; risks associated with Teck's dependence on third parties for the provision of transportation and other critical services; risks associated with non-performance by contractual counterparties; risks associated with aboriginal title claims and other title risks; social and political risks associated with operations in foreign countries; risks of changes in tax laws or their interpretation; and risks associated with tax reassessments and legal proceedings.

        Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in, or incorporated by reference into, this Offer and Circular. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; interest rates and foreign currency exchange rates; the supply and demand for, deliveries of, and the level and volatility of prices of zinc, copper, coal and gold and other primary metals and minerals as well as oil, natural gas and petroleum products produced by Teck and Aur; the timing of the receipt of regulatory and governmental approvals for Teck's and Aur's development projects and other operations; the availability of financing for Teck's and Aur's development projects on reasonable terms; Teck's and Aur's respective costs of production and their respective production and productivity levels, as well as those of their competitors; power prices; Teck's and Aur's ability to secure adequate transportation for their respective products; Teck's and Aur's ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; Teck's ability to attract and retain skilled staff; the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on Teck's and Aur's costs and results; engineering and construction timetables and capital costs for Teck's and Aur's development and expansion projects; costs of closure of various operations of Teck and Aur; market competition; the accuracy of Teck's and Aur's reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; premiums realized over London Metal Exchange cash and other benchmark prices; tax benefits and tax rates; the outcome of Teck's coal price and refining and treatment charge negotiations with customers; the resolution of environmental and other proceedings or disputes; and Teck's and Aur's ongoing relations with their respective employees and with their respective business partners and joint venturers.

        You are cautioned that the foregoing important factors and assumptions are not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking information and forward-looking statements. You should also carefully consider the matters discussed in Section 7 of the Circular, "Business Combination Risks". Teck undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, except as may be required in connection with a material change in the information disclosed in this Offer and Circular or as otherwise required by law.

NOTE REGARDING ESTIMATES OF MINERAL RESOURCES

        The SEC (as defined in the Glossary below) does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because this Offer and Circular has been prepared in accordance with Canadian disclosure requirements, this Offer and Circular incorporates estimates of mineral resources. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves.

v

INFORMATION CONCERNING AUR

        Except as otherwise indicated, the information concerning Aur contained in this Offer and Circular has been taken from or is based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although Teck has no knowledge that would indicate that any statements contained herein concerning Aur taken from or based upon such documents and records are untrue or incomplete, neither Teck nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Aur's financial statements, or for any failure by Aur to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Teck. Teck has limited means of verifying the accuracy or completeness of any of the information contained herein that is derived from Aur's publicly available documents or records or whether there has been any failure by Aur to disclose events that may have occurred or may affect the significance or accuracy of any information.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

        Unless otherwise indicated, all references to "$", "dollars" or "Cdn.$" in this Offer and Circular refer to Canadian dollars and all references to "U.S.$" in this Offer and Circular refer to United States dollars. Teck's financial statements included herein and incorporated by reference are reported in Canadian dollars and are prepared in accordance with Canadian GAAP (as defined in the Glossary below). Certain of the financial information in these financial statements is reconciled to U.S. GAAP (as defined in the Glossary below). For a discussion of the material measurement differences between U.S. GAAP and Canadian GAAP in the context of Teck, see Note 25 to Teck's audited consolidated financial statements as at and for the year ended December 31, 2006. Aur's financial statements that are incorporated herein by reference are reported in United States dollars and are prepared in accordance with Canadian GAAP. Teck has no means of verifying the accuracy or completeness of Aur's financial statements.

EXCHANGE RATES

        The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the noon buying rates provided by the Bank of Canada:

	Three Months Ended March 31		Year Ended December 31
	2007	2006	2006	2005	2004	2003	2002
High	1.1853	1.1726	1.1726	1.2704	1.3968	1.5747	1.6132
Low	1.1529	1.1322	1.0990	1.1507	1.1774	1.2924	1.5110
Rate at end of period	1.1529	1.1671	1.1653	1.1659	1.2036	1.2924	1.5796
Average rate for period	1.1716	1.1547	1.1341	1.2116	1.3015	1.4015	1.5704

        On June 29, 2007, the last trading day prior to the Offeror's announcement of its intention to make the Offer, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was $1.0634.

        On July 13, 2007, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was $1.0477.

QUESTIONS AND ANSWERS ABOUT THE OFFER

        The following are some of the questions with respect to the Offer that you, as a shareholder of Aur, may have and the answers to those questions. These questions and answers are not meant to be a substitute for the more detailed description and information contained in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. The information contained in these questions and answers are qualified in their entirety by the more detailed descriptions and information contained in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Therefore, we urge you to read the entire Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery carefully prior to making any decision regarding whether or not to tender your Aur Shares. We have included cross-references in this question and answer section to other sections of the Offer and Circular where you will find more complete descriptions of the topics mentioned below. Unless otherwise defined herein, capitalized terms have the meanings given to them in the Glossary below.

Who is offering to buy my Aur Shares?

        We are Teck, a company engaged primarily in the exploration for, and the development and production of, natural resources, with interests in mining and processing operations in Canada, the United States, South America and Australia. We are the world's second largest zinc miner and an important producer of copper and gold. We also hold a 45% direct and indirect interest in, and are the managing partner of, the Elk Valley Coal Partnership, which is the world's second largest producer of seaborne hard coking coal. Our principal products are zinc concentrate, metallurgical coal, copper concentrate and refined metals, including zinc, lead and various specialty metals. We produce gold from three operating mines. We also sell electrical power that is surplus to our requirements at our Trail metallurgical operations. We have a 15% interest in Fort Hills Energy Limited Partnership, which is developing the Fort Hills Project in Alberta, and have agreed to acquire a 50% interest in a partnership that will develop the Galore Creek Project in British Columbia. Our Teck Subordinate Voting Shares are listed on the TSX and the NYSE under the symbols "TCK.B" and "TCK", respectively. See Section 1 of the Circular, "Teck".

What is Teck proposing?

        We are offering to purchase all of the issued and outstanding Aur Shares that we do not own, subject to the terms and conditions set forth in the following Offer and Circular. See Section 1 of the Offer, "The Offer".

What would I receive in exchange for each of my Aur Shares?

        For each Aur Share held by you we are offering:

  (i)
  $41.00 in cash under the Cash Alternative, or

  (ii)
  0.8749 of a Teck Subordinate Voting Share and $0.0001 in cash under the Share Alternative,

in each case, as elected by you in the applicable Letter of Transmittal or Notice of Guaranteed Delivery, and subject to pro ration as more fully described in Section 1 of the Offer, "The Offer". The total amount of cash available under the Offer is limited to $3,089,335,835 and the total number of Teck Subordinate Voting Shares available for issuance under the Offer is limited to 21,971,959. In light of the total amount of cash available under the Offer relative to the size of the Offer, Shareholders who elect the Cash Alternative may not receive only cash consideration for their Aur Shares. Assuming that either all Shareholders tendered to the Cash Alternative or all Shareholders tendered to the Share Alternative, each Shareholder would be entitled to receive $30.75 in cash and 0.2187 of a Teck Subordinate Voting Share for each Aur Share tendered, subject to adjustment for fractional shares.

        All cash payable under the Offer, including the cash consideration under the Cash Alternative, the cash portion of the consideration under the Share Alternative and the cash payable in lieu of fractional Teck Subordinate Voting Shares otherwise issuable under the Share Alternative, will be denominated in Canadian dollars.

What are some of the significant conditions of the Offer?

        The Offer is subject to several conditions, some of the most important of which are as follows:

  •
  Aur Shares representing, together with Aur Shares owned, directly or indirectly, by Teck, not less than 66 2/3% of the outstanding Aur Shares (calculated on a fully diluted basis) shall have been validly deposited under the Offer and not withdrawn at the Expiry Time, and

  •
  the Support Agreement shall not have been terminated by us or Aur in accordance with its terms.

        See Section 2 of the Offer, "Conditions of the Offer" for additional conditions of the Offer. Furthermore, a detailed summary of the principal regulatory approvals required in connection with the Offer can be found in Section 18 of the Circular, "Regulatory Matters".

Why is Teck buying Aur?

        We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, Aur. If we complete the Offer but do not then own 100% of the Aur Shares, we currently intend to acquire any Aur Shares not deposited on the Offer in a second-step transaction. This transaction would likely take the form of a Compulsory Acquisition or a Subsequent Acquisition Transaction. See Section 4 of the Circular, "Background to the Offer" and Section 8 of the Circular, "Acquisition of Aur Shares Not Deposited".

What are the classes of securities sought in the Offer?

        We are offering to purchase all of the outstanding common shares of Aur. This includes Aur Shares that may become outstanding after the date of this Offer, but prior to the expiration of the Offer, upon the exercise of any Aur Options that are exercisable for Aur Shares. See Section 1 of the Offer, "The Offer".

How many Teck Subordinate Voting Shares could be issued pursuant to the Offer?

        We will issue an additional 21,971,959 Teck Subordinate Voting Shares, based on the number of Aur Shares outstanding on a fully diluted basis as of July 3, 2007 (as represented to Teck by Aur in the Support Agreement) and assuming that all of the Aur Shares outstanding as of July 3, 2007 are tendered to the Offer, that all of the Aur Shares issuable upon exercise of Aur Options that were outstanding as at July 3, 2007 are tendered to the Offer, and that we take up and pay for such Aur Shares under the Offer. See Section 1 of the Offer, "The Offer".

Will my ownership and voting rights as a shareholder of the combined company be the same as my ownership and voting rights as a shareholder of Aur?

        No. While the Aur Shares and the Teck Subordinate Voting Shares each have voting rights and carry the right to one vote per share, we also have a class of shares known as Teck Class A Shares which carry the right to 100 votes per share. Each Teck Class A Share is convertible, at the option of the holder, into one Teck Subordinate Voting Share. Because of this dual class structure, holders of Teck Class A Shares may be able to control matters submitted to Teck shareholders for approval (other than matters requiring separate class votes) even if the holders of Teck Class A Shares own less than 50% of the sum of all outstanding Teck Class A Shares and all outstanding Teck Subordinate Voting Shares. This concentrated control may limit the ability of holders of Teck Subordinate Voting Shares to influence corporate matters which are submitted to our shareholders for approval, including with regard to any proposed change of control.

        As at July 13, 2007, there were outstanding 411,712,968 Teck Subordinate Voting Shares (or 416,697,332 calculated on a fully diluted basis, excluding the conversion rights of holders of Teck Class A Shares) and 9,353,470 Teck Class A Shares.

        Based on the issuance of 21,971,959 Teck Subordinate Voting Shares to Shareholders (the maximum number of Teck Subordinate Voting Shares to be issued under the Offer), Shareholders will hold approximately 5.1% of the Teck Subordinate Voting Shares and approximately 5.0% of the total number of

Teck Subordinate Voting Shares and Teck Class A Shares outstanding upon the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction. Holders of Teck Class A Shares will hold approximately 2.1% of the total number of outstanding Teck Subordinate Voting Shares and Teck Class A Shares. Because of the dual class structure, Shareholders will hold approximately 1.6% of the total voting rights attached to outstanding Teck Subordinate Voting Shares and Teck Class A Shares. Holders of Teck Subordinate Voting Shares, as a group, and holders of Teck Class A Shares, as a group, will hold approximately 31.7% and 68.3%, respectively, of the total voting rights attached to outstanding Teck Subordinate Voting Shares and Teck Class A Shares. The single largest holder of Teck Class A Shares will hold approximately 31.5% of the total voting rights attached to outstanding Teck Subordinate Voting Shares and Teck Class A Shares.

        As a result of this issuance and the dual class structure, your ownership and voting interests in the combined company will be significantly diluted, relative to your current proportional ownership and voting interest in Aur. See Section 1 of the Circular, "Teck — Authorized and Outstanding Share Capital" and Section 7 of the Circular, "Business Combination Risks — Risk Factors Related to the Offer".

How long do I have to decide whether to tender to the Offer?

        The Offer is open for acceptance until midnight (Vancouver time) on August 21, 2007, or until such other time and date as set out in a notice of variation of the Offer as we determine, issued at any time and from time to time at our discretion. See Section 4 of the Offer, "Time for Acceptance".

Can the Expiry Time for the Offer be extended?

        Yes. We may, in our sole discretion, elect to extend the Expiry Time for the Offer from the time referenced in the answer to the previous question. Under certain circumstances, we may be required to extend the Expiry Time for the Offer under Canadian securities laws. If we elect to extend, or are required to extend, the Expiry Time for the Offer, we will publicly announce the variation, and, if required by applicable law, mail you a copy of the notice of variation. See Section 6 of the Offer, "Extensions, Variations and Changes to the Offer".

What does the board of directors of Aur think of the Offer?

        The board of directors of Aur, in consultation with its financial and legal advisors, has unanimously determined that the price offered under the Offer is fair from a financial point of view to all Shareholders and that the Offer is in the best interests of Aur. The board of directors of Aur has unanimously recommended that Shareholders accept the Offer.

How do I tender my Aur Shares?

        If you hold Aur Shares in your own name, you may accept this Offer by depositing certificates representing your Aur Shares, together with a duly completed and signed Letter of Transmittal, at the office of the Depositary specified in the Letter of Transmittal. If your Aur Shares are registered in the name of a nominee (commonly referred to as "in street name" or "street form"), you should contact your broker, investment dealer, bank, trust company or other nominee for assistance in tendering your Aur Shares to the Offer. You should request your nominee to effect the transaction.

        You may also accept the Offer pursuant to the procedures for book-entry transfer detailed in the Offer and Circular and have your Aur Shares tendered by your nominee through CDS or DTC, as applicable. Shareholders are invited to contact the Information Agent for further information regarding how to accept the Offer. See Section 5 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer".

What if I have lost my Aur Shares but want to tender them to the Offer?

        You should complete your Letter of Transmittal as fully as possible and state in writing the circumstances surrounding the loss and forward the documents to the Depositary. The Depositary will advise you of replacement requirements which must be completed and returned before the expiry of the Offer. See Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

Who are the Depositary and U.S. Forwarding Agent under the Offer?

        CIBC Mellon Trust Company is acting as Depositary and BNY Mellon Shareowner Services is acting as U.S. Forwarding Agent under the Offer. The Depositary and U.S. Forwarding Agent will be responsible for receiving certificates representing deposited Aur Shares and accompanying Letters of Transmittal and other documents. The Depositary is also responsible for receiving Notices of Guaranteed Delivery, giving notices, if required, and making payment for all Aur Shares purchased by us under the terms of the Offer. The Depositary will also facilitate book-entry transfers of Aur Shares. See Section 21 of the Circular, "Depositary and U.S. Forwarding Agent".

Will I be able to withdraw previously tendered Aur Shares?

        Yes. You may withdraw Aur Shares previously tendered by you at any time: (i) before Aur Shares deposited under the Offer are taken up by us under the Offer, (ii) if your Aur Shares have not been paid for by us within three business days after having been taken up, and (iii) in certain other circumstances. See Section 8 of the Offer, "Right to Withdraw Deposited Aur Shares".

How do I withdraw previously tendered Aur Shares?

        You must send a notice of withdrawal to the Depositary prior to the occurrence of certain events and within the time periods set forth in Section 8 of the Offer, "Right to Withdraw Deposited Aur Shares", and the notice must contain specific information outlined therein.

Will I have to pay any fees or commissions?

        If you are the registered owner of your Aur Shares and you tender your Aur Shares directly to the Depositary, or if you use the services of a Dealer Manager or a member of the Soliciting Dealer Group (should one be formed), you will not have to pay brokerage fees or incur similar expenses. If you own your Aur Shares through a broker or other nominee who is not a member of the Soliciting Dealer Group (should one be formed), and your broker tenders the Aur Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See Section 22 of the Circular, "Dealer Managers and Soliciting Dealer Group".

What will happen if the Offer lapses or is withdrawn?

        If the Offer lapses or we withdraw the Offer prior to the satisfaction or waiver of all of the conditions of the Offer, all of your Aur Shares that were deposited and not withdrawn will be returned to you with no payment.

How will Canadian residents and non-residents of Canada be taxed for Canadian income tax purposes?

        A Canadian resident Shareholder who holds Aur Shares as capital property and who sells such shares pursuant to the Offer will generally realize a capital gain or capital loss under the Tax Act, except that an Eligible Holder who disposes of Aur Shares and receives Teck Subordinate Voting Shares as partial consideration therefor may obtain a full or partial tax deferral by entering into a joint tax election with us.

        A non-resident of Canada will not be subject to tax under the Tax Act unless Aur Shares are "taxable Canadian property" to the non-resident.

        See Section 19 of the Circular, "Certain Canadian Federal Income Tax Considerations".

How will U.S. taxpayers be taxed for United States federal income tax purposes?

        A U.S. resident Shareholder who receives cash or Teck Subordinate Voting Shares plus cash for its Aur Shares pursuant to the Offer will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (i) the sum of the fair market value of the Teck Subordinate Voting Shares and the fair market value of Canadian currency received and (ii) its tax basis in the Aur Shares surrendered. You should review the more detailed information under Section 20 of the Circular, "Certain United States Federal Income Tax Considerations".

Will I be able to trade the Teck Subordinate Voting Shares I receive?

        You will be able to trade the Teck Subordinate Voting Shares that you will receive under the Offer. Statutory exemptions allow such trading in Canada and upon our registration statement on Form F-8 filed with the SEC becoming effective in the United States, non-affiliates of Teck will be able to trade their Teck Subordinate Voting Shares received under the Offer in the United States. In connection with the Offer, we have applied to list on the TSX and the NYSE the Teck Subordinate Voting Shares offered to Shareholders pursuant to the Offer.

Is Teck's financial condition relevant to my decision to tender my Aur Shares in the Offer?

        Yes. Teck Subordinate Voting Shares will be issued to Shareholders who validly tender their Aur Shares and select the Share Alternative and may be issued to Shareholders who select the Cash Alternative due to pro ration under the Cash Alternative, so you should consider our financial condition before you decide to tender your Aur Shares to the Offer. In considering our financial condition, you should review the documents included and incorporated by reference in the Offer and Circular because they contain detailed business, financial and other information about us.

If I decide not to tender, how will my Aur Shares be affected?

        If we take up and pay for the Aur Shares validly tendered, we currently intend to take such action as is necessary, including effecting a Compulsory Acquisition or Subsequent Acquisition Transaction, to acquire any Aur Shares not tendered. It is our current intention that the consideration to be offered for Aur Shares under such Compulsory Acquisition or Subsequent Acquisition Transaction will be the same consideration offered under the Offer. In connection with such a transaction, you may have dissenters' rights. We reserve the right not to complete a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 8 of the Circular, "Acquisition of Aur Shares Not Deposited".

Do I have dissenters' rights under the Offer?

        No. Shareholders will not have dissenters' or appraisal rights in connection with the Offer. However, holders of Aur Shares who do not tender their Aur Shares to the Offer may have rights of dissent in the event we elect to acquire such Aur Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 8 of the Circular, "Acquisition of Aur Shares Not Deposited".

Will Aur continue as a public company?

        If, as a result of the Offer and any subsequent transaction, the number of holders of Aur Shares is sufficiently reduced, Aur may cease to be a reporting issuer. The rules and the regulations of the TSX could also, upon the consummation of the Offer and/or a subsequent transaction, lead to the delisting of the Aur Shares from such exchange. To the extent permitted by applicable law, we intend to delist the Aur Shares from the TSX. If the Aur Shares are delisted from the TSX, they would automatically be delisted from the SSE. See Section 6 of the Circular, "Purpose of the Offer and Teck's Plans for Aur".

What is the market value of my Aur Shares as of a recent date?

        On June 29, 2007, which is the last trading day prior to the date on which we announced our intention to make the Offer, the closing price of the Aur Shares listed on the TSX was $31.70. The volume-weighted average closing price of the Aur Shares on the TSX for the 20 trading days ended June 29, 2007 was Cdn.$31.74. The Offer price of Cdn.$41.00 per Aur Share represents a premium of approximately 29% over both the 20 trading day volume-weighted average closing price and the closing price of the Aur Shares on the TSX as at June 29, 2007.

        The closing price of the Aur Shares on the TSX on July 13, 2007 was Cdn.$42.21.

        We urge you to obtain a recent quotation for the Aur Shares before deciding whether or not to tender your Aur Shares.

        See Section 2 of the Circular, "Aur — Price Range and Trading Volume of Aur Shares".

Who can I call with questions about the Offer or for more information?

        You can call our Information Agent, Georgeson, if you have questions or requests for additional copies of the Offer and Circular. Questions and requests should be directed to the following telephone numbers:

North American Toll Free Telephone:
1-888-605-7628
 U.S. Banks and Brokers Call Collect:
1-212-440-9800

GLOSSARY

        In the Offer and Circular, unless the context otherwise requires, the following terms have the meanings set forth below.

"affiliate" has the meaning given to it in the Securities Act (Ontario), as amended.

"Agent's Message" has the meaning given to it in Section 5 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer".

"AMF" means Autorité des marchés financiers (Québec).

"associate" has the meaning given to it in the Securities Act (Ontario), as amended.

"Aur" means Aur Resources Inc., a corporation existing under the CBCA, and, where the context requires, includes its subsidiaries.

"Aur Option" means an option to purchase Aur Shares granted under the Aur Option Plan.

"Aur Option Plan" means the stock option plan for directors, officers, employees and service providers of Aur.

"Aur Share" means a common share in the capital of Aur.

"Aur Shares To Which The Bid Relates" means the total number of Aur Shares, calculated on a fully diluted basis as of the date of the Offer. Based on the number of Aur Shares outstanding on a fully diluted basis as of July 3, 2007, as represented to Teck by Aur in the Support Agreement, the number of Aur Shares To Which The Bid Relates is 100,466,206 Aur Shares.

"Average Market Price" means the volume-weighted average trading price of a Teck Subordinate Voting Share on the TSX for the five trading days ending on the third business day prior to the Take-Up Date.

"Book-Entry Confirmation" means confirmation of a book-entry transfer of a Shareholder's Aur Shares into the Depositary's account at CDS or DTC, as applicable.

"business day" means any day of the week other than a Saturday, Sunday or a statutory or civic holiday observed in Toronto, Ontario, Canada and Vancouver, British Columbia, Canada.

"Canadian GAAP" means Canadian generally accepted accounting principles.

"Cash Alternative" has the meaning given to it on the face page of this document.

"CBCA" means the Canada Business Corporations Act, as amended.

"CDS" means the Canadian Depository for Securities Limited.

"CDSX" means the CDS on-line tendering system pursuant to which book-entry transfers may be effected.

"Circular" means the take-over bid circular accompanying the Offer, including the Annexes attached thereto.

"Code" means the United States Internal Revenue Code of 1986, as amended and the rules and regulations promulgated thereunder.

"Commissioner" means the Commissioner of Competition under the Competition Act.

"Competition Act" means the Competition Act (Canada), as amended.

"Compulsory Acquisition" has the meaning given to it in Section 8 of the Circular, "Acquisition of Aur Shares Not Deposited".

"Confidentiality Agreement" means the confidentiality and standstill agreement between Teck and Aur dated June 29, 2007, pursuant to which Aur agreed to provide confidential information to Teck for the purpose of furthering a transaction between Aur and Teck.

"Contemplated Transaction" means the Offer, the take-up of the Aur Shares pursuant to the Offer, any Compulsory Acquisition, any Subsequent Acquisition Transaction and any Alternative Transaction (as defined in the Support Agreement).

"Dealer Managers" means Merrill Lynch Canada Inc. in Canada and Merrill Lynch, Pierce, Fenner & Smith Incorporated in the United States and "Dealer Manager" means either one of them.

"Depositary" means CIBC Mellon Trust Company.

"Deposited Shares" has the meaning given to it in Section 5 of the Offer, "Manner of Acceptance — Dividends and Distributions".

"Distributions" has the meaning given to it in Section 5 of the Offer, "Manner of Acceptance — Dividends and Distributions".

"DTC" means the Depository Trust Company.

"EC" means the European Commission.

"EC Merger Regulation" means Council Regulation 139/2004/EC.

"Eligible Holder" means a Shareholder who is (i) a resident of Canada for the purposes of the Tax Act and not exempt from tax under Part I of the Tax Act, or (ii) a partnership if one or more of the partners would be an Eligible Holder.

"Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of a Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in the United States.

"Elk Valley Coal Partnership" means the partnership between Teck, certain of its affiliates and certain affiliates of Fording Canadian Coal Trust.

"EU" means the European Union.

"Expiry Date" means August 21, 2007 or such other date as is set out in a notice of variation of the Offer issued at any time and from time to time extending the period during which Aur Shares may be deposited to the Offer, provided that, if such day is not a business day, then the Expiry Date will be the next business day. See Section 6 of the Offer, "Extensions, Variations and Changes to the Offer".

"Expiry Time" means midnight (Vancouver time) on the Expiry Date or such other time as is set out in a notice of variation of the Offer issued at any time and from time to time. See Section 6 of the Offer, "Extensions, Variations and Changes to the Offer".

"Fort Hills Partnership" means the Fort Hills Energy Limited Partnership among Teck, UTS Energy Corporation and Petro-Canada.

"Fort Hills Project" means the Fort Hills oil sands project to mine bitumen in certain oil sand deposits located in Alberta, Canada, owned by the Fort Hills Partnership.

"fully diluted basis" means, with respect to the Aur Shares, that number of Aur Shares which would be outstanding if all outstanding rights to acquire Aur Shares were exercised, including all Aur Shares issuable upon the exercise of Aur Options (whether vested or unvested).

"Galore Creek Partnership" means the Galore Creek Partnership to be formed between NovaGold and Teck.

"Galore Creek Project" means the Galore Creek copper-gold mining project in British Columbia, Canada.

"Governmental Entity" means (a) any Canadian, foreign, multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, administrative agency, commission, board, bureau or agency, domestic or foreign;

(b) any subdivision, agent, commission, board, or authority of any of the foregoing; (c) any self-regulatory authority or any stock exchange; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

"HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

"Information Agent" means Georgeson Shareholder Communications Canada Inc.

"Laws" means all laws, by-laws, statutes, rules, regulations, principles of law, policies, orders, ordinances, decisions, declarations, rulings, directives, judgments, decrees or other requirements of any Governmental Entity and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term "applicable" with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Person or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities.

"Letter of Transmittal" means the letter of acceptance and transmittal in the form accompanying the Offer and Circular (printed on green paper).

"Material Adverse Change", when used in connection with a Person, means any change, effect, event or occurrence that is, or could reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations, prospects or results of operations of that Person, its subsidiaries and its material joint ventures as a whole, that is, or could reasonably be expected to be, material and adverse to that Person, its subsidiaries and its material joint ventures taken as a whole, other than any change, effect, event or occurrence: (i) relating to the global economy, Canadian or Chilean economies or political or civil conditions or securities markets in general, including changes in exchange rates; (ii) affecting the Canadian or Chilean mining industry or the mining industry in general, including fluctuations in metal prices; (iii) relating to a change in the market trading price of shares of that Person, either: (A) related to the Support Agreement and the Offer or the announcement thereof, or (B) related to a change, effect, event or occurrence excluded from the definition of Material Adverse Change under clauses (i), (ii), (iv) or (v) hereof; (iv) relating to any of the principal markets served by that Person's business generally or shortages or price changes with respect to raw materials, metals or business generally or shortages or price changes with respect to raw materials, metals or other products used or sold by that Person; or (v) relating to any generally applicable change in applicable Laws or regulations (other than orders, decisions, declarations, rulings, directives, judgments or decrees against that Person, or any of its subsidiaries or any of its material joint ventures) or in Canadian GAAP; provided, however, that for the purposes of clauses (i), (ii), (iv) and (v), such effect does not primarily relate only to (or have the effect of primarily relating only to) that Person, its subsidiaries and its material joint ventures, taken as a whole, or disproportionately adversely affect that Person, its subsidiaries and its material joint ventures, taken as a whole, compared to other companies of similar size operating in the industry in which that Person, its subsidiaries and its material joint ventures operate. Any determination as to whether any condition or other matter has a Material Adverse Change shall be made only after taking into account all insurance coverage and indemnifications relating to such condition or matter.

"Material Adverse Effect", when used in connection with a Person, means any change or effect that is, or could reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations, prospects or results of operations of that Person, its subsidiaries and its material joint ventures taken as a whole, other than any effect (i) relating to the global economy, Canadian or Chilean economies or political or civil conditions or securities markets in general, including changes in exchange rates; (ii) affecting the Canadian or Chilean mining industry or the mining industry in general, including fluctuations in metal prices; (iii) relating to a change in the market trading price of shares of that Person, either: (A) related to the Support Agreement and the Offer or the announcement thereof, or (B) related to a change, effect, event or occurrence excluded from the definition of Material Adverse Effect under clauses (i), (ii), (iv) or (v) hereof; (iv) relating to any of the principal markets served by that Person's business generally or shortages or price changes with respect to raw materials, metals or business generally or shortages or price changes with respect to raw materials, metals or other products used or sold by that

Person; or (v) relating to any generally applicable change in applicable Laws or regulations (other than orders, decisions, declarations, rulings, directives, judgments or decrees against that Person, any of its subsidiaries or any of its material joint ventures) or in Canadian GAAP; provided, however, that for the purposes of clauses (i), (ii), (iv) and (v), such effect does not primarily relate only to (or have the effect of primarily relating only to) that Person, its subsidiaries and its material joint ventures, taken as a whole, or disproportionately adversely affect that Person, its subsidiaries and its material joint ventures, taken as a whole, compared to other companies of similar size operating in the industry in which that Person, its subsidiaries and its material joint ventures operate. Any determination as to whether any condition or other matter has a Material Adverse Effect shall be made only after taking into account all insurance coverage and indemnifications relating to such condition or matter.

"material joint venture" means a joint venture in which a party participates, whether as a partner, shareholder, interest holder or otherwise, that is material to that party's financial condition, operations or prospects.

"Maximum Cash Consideration" means $30.75 multiplied by the number of Aur Shares To Which The Bid Relates. Based on the number of Aur Shares outstanding on a fully diluted basis as of July 3, 2007, the Maximum Cash Consideration is $3,089,335,835.

"Maximum Share Consideration" means 0.2187 multiplied by the number of Aur Shares To Which The Bid Relates. Based on the number of Aur Shares outstanding on a fully diluted basis as of July 3, 2007, the Maximum Share Consideration is 21,971,959 Teck Subordinate Voting Shares.

"Maximum Take-Up Date Cash Consideration" means, in respect of a Take-Up Date, the product obtained by multiplying (i) the Maximum Cash Consideration by (ii) the quotient resulting when the aggregate number of Aur Shares to be taken up on such Take-Up Date is divided by the number of Aur Shares To Which The Bid Relates.

"Maximum Take-Up Date Share Consideration" means, in respect of a Take-Up Date, the number of Teck Subordinate Voting Shares equal to the product obtained by multiplying (i) the Maximum Share Consideration by (ii) the quotient resulting when the aggregate number of Aur Shares to be taken up on such Take-Up Date is divided by the number of Aur Shares To Which The Bid Relates.

"Minimum Tender Condition" means that there will have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of Aur Shares which, together with the Aur Shares owned, directly or indirectly, by the Offeror, constitutes at least 66 2/3% of the outstanding Aur Shares (calculated on a fully diluted basis).

"Notice of Guaranteed Delivery" means the accompanying notice of guaranteed delivery (printed on yellow paper) in the form accompanying the Offer and Circular.

"NovaGold" means NovaGold Canada Inc.

"NYSE" means the New York Stock Exchange.

"Offer" means Teck's offer made hereby to purchase the Aur Shares, the terms and conditions of which are set forth in the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

"Offer and Circular" means the Offer and the Circular, collectively.

"Offered Consideration" means the consideration to be paid by Teck for the Aur Shares taken up under the Offer.

"Offeror" means Teck.

"OSC" means the Ontario Securities Commission.

"Outside Date" has the meaning given to it in Section 4 of the Circular, "Background to the Offer — Support Agreement — Termination".

"Person" includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

"Policy Q-27" means Policy No. Q-27 of the AMF entitled "Protection of Minority Securityholders in the Course of Certain Transactions".

"Rule 61-501" means OSC Rule 61-501 entitled "Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions".

"SEC" means the United States Securities and Exchange Commission.

"Share Alternative" has the meaning given to it on the face page of this document.

"Shareholder" means a holder of Aur Shares.

"Soliciting Dealer Group" means, if formed, the group of Soliciting Dealers.

"Soliciting Dealer" has the meaning given to it in Section 22 of the Circular, "Dealer Managers and Soliciting Dealer Group".

"SSE" means the Santiago Stock Exchange.

"Subsequent Acquisition Transaction" has the meaning given to it in Section 8 of the Circular, "Acquisition of Aur Shares Not Deposited".

"subsidiary" means, with respect to a Person, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are at the time owned or over which voting control or direction is exercised, directly or indirectly, by such Person and will include any body corporate, partnership, trust, joint venture or other entity over which such Person exercises direction or control or which is in a like relation to a subsidiary.

"Support Agreement" means the support agreement dated July 3, 2007 between Teck and Aur, as amended.

"Take-Up Date" means a date upon which Teck takes up or acquires Aur Shares pursuant to the Offer.

"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder, as amended.

"Teck" means Teck Cominco Limited, a corporation existing under the CBCA.

"Teck Class A Share" means a Class A common share in the capital of Teck.

"Teck Subordinate Voting Share" means a Class B subordinate voting share in the capital of Teck.

"TSX" means the Toronto Stock Exchange.

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"U.S. Forwarding Agent" means BNY Mellon Shareowner Services.

"U.S. GAAP" means U.S. generally accepted accounting principles.

"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

SUMMARY OF THE OFFER

        This summary highlights information more fully discussed elsewhere in the Offer and Circular. This summary is not intended to be complete and is qualified by reference to the more detailed information contained in those documents. Shareholders are urged to read the more detailed information about Teck, the Offer and the Teck Subordinate Voting Shares provided elsewhere in the Offer and Circular and in the documents incorporated by reference, including the consolidated pro forma financial statements and notes. Capitalized terms used in this summary, where not otherwise defined herein, are defined in the Section entitled "Glossary" above.

The Offer

        The Offeror is offering, on the terms and subject to the conditions of the Offer, to purchase all of the issued and outstanding Aur Shares, and including any Aur Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of Aur that are convertible into or exchangeable or exercisable for Aur Shares, on the basis of, at the election of the Shareholder:

  (a)
  $41.00 in cash for each Aur Share, or

  (b)
  0.8749 of a Teck Subordinate Voting Share and $0.0001 for each Aur Share,

in each case, as elected by the Shareholder in the Letter of Transmittal or the Notice of Guaranteed Delivery, as applicable, and subject to pro ration as more fully described in Section 1 of the Offer, "The Offer".

        The maximum amount of cash consideration available under the Offer is $3,089,335,835 and the maximum number of Teck Subordinate Voting Shares issuable under the Offer is 21,971,959 (based on the number of Aur Shares To Which The Bid Relates). The consideration payable under the Offer will be pro rated as necessary on each Take-Up Date to ensure that the total aggregate consideration payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction does not exceed these maximum aggregate amounts and will be based on the number of Aur Shares acquired on a Take-Up Date in proportion to the number of Aur Shares To Which The Bid Relates.

        In light of the total amount of cash available under the Offer relative to the size of the Offer, Shareholders who elect the Cash Alternative may not receive only cash consideration for their Aur Shares. Assuming that either all Shareholders tendered to the Cash Alternative or all Shareholders tendered to the Share Alternative, after the effect of pro ration, each Shareholder would be entitled to receive $30.75 in cash and 0.2187 of a Teck Subordinate Voting Share for each Aur Share tendered, subject to adjustment for fractional shares.

        Any Shareholder who fails to elect the Share Alternative or who does not properly elect either the Cash Alternative or the Share Alternative with respect to the Aur Shares deposited by such Shareholder pursuant to the Offer will be deemed to have elected the Cash Alternative.

        On June 29, 2007, the last trading day prior to the Offeror's announcement of its intention to make the Offer, the closing price on the TSX of the Teck Subordinate Voting Shares was Cdn.$45.20 and the closing price on the TSX of the Aur Shares was Cdn.$31.70. The volume-weighted average closing price of the Aur Shares on the TSX for the 20 trading days ended June 29, 2007 was Cdn.$31.74. The Offer price of Cdn.$41.00 per Aur Share represents a premium of approximately 29% over both the 20 trading day volume-weighted average closing price and the closing price of the Aur Shares on the TSX as at June 29, 2007.

        See Section 1 of the Offer, "The Offer".

Teck

        Teck is a Canadian company engaged primarily in the exploration for, and the development and production of, natural resources, with interests in mining and processing operations in Canada, the

United States, South America and Australia. Teck is the world's second largest zinc miner and an important producer of copper and gold. Teck also holds a 45% direct and indirect interest in, and is the managing partner of, the Elk Valley Coal Partnership, which is the world's second largest producer of seaborne hard coking coal. Teck's principal products are zinc concentrate, metallurgical coal, copper concentrate and refined metals, including zinc, lead and various specialty metals. Teck produces gold from three operating mines. Teck also sells electrical power that is surplus to its requirements at the Trail metallurgical operations. Teck has a 15% interest in Fort Hills Energy Limited Partnership, which is developing the Fort Hills Project in Alberta, and has agreed to acquire a 50% interest in a partnership that will develop the Galore Creek Project in British Columbia.

        The Teck Subordinate Voting Shares are listed and posted for trading on the TSX and the NYSE under the symbols "TCK.B" and "TCK", respectively. Teck has applied to list on the TSX and the NYSE the Teck Subordinate Voting Shares offered to Shareholders pursuant to the Offer.

        Teck was continued under the CBCA in 1978. Teck's head and registered office is located at Suite 600, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L9.

        Teck is a reporting issuer or the equivalent in all provinces and territories of Canada and files its continuous disclosure documents with the Canadian securities regulatory authorities. Such documents are available at www.sedar.com. Teck is also an SEC registrant and accordingly files with or furnishes to the SEC certain documents. Such documents are available at www.sec.gov.

        See Section 1 of the Circular, "Teck".

Aur

        Aur is a Canadian company active in the acquisition, exploration, development and mining of mineral properties. Its principal mining assets consist of its 76.5% shareholding interest in the Quebrada Blanca copper mine in Chile, its 90% shareholding interest in the Andacollo copper mine and the Andacollo hypogene copper-gold deposit under development in Chile and its 100% interest in the Duck Pond copper-zinc mine in Newfoundland, Canada.

        The Aur Shares are listed and posted for trading on the TSX and the SSE under the symbol "AUR".

        Aur was incorporated under the CBCA in 1981. Aur's executive and registered office is located at Suite 2501, 1 Adelaide Street East, Toronto, Ontario, Canada, M5C 2V9.

        Aur is a reporting issuer or the equivalent in all provinces and territories of Canada and files its continuous disclosure documents with the Canadian securities regulatory authorities and with the Chilean Superintendencia de Valores y Seguros. Such documents are available at www.sedar.com and at www.bolsadesantiago.com.

        See Section 2 of the Circular, "Aur".

Purpose of the Offer

        The purpose of the Offer is to enable Teck to acquire all of the outstanding Aur Shares.

Strategic Rationale for the Proposed Combination

        Teck believes that the successful completion of the Offer and the acquisition of Aur by Teck will have significant benefits for Teck shareholders, including former shareholders of Aur who acquire Teck Subordinate Voting Shares on completion of the Offer. Teck believes that the acquisition will have the following benefits:

  •
  Substantial increase in copper production — The acquisition of Aur is expected to immediately increase Teck's annual copper production by over 200 million pounds, an approximate 43% increase. Assuming development of Aur's Andacollo hypogene deposit in accordance with Aur's plans, the acquisition is expected to result in a 71% increase in Teck's annual copper production by 2010, in comparison to planned production levels for 2007.

  •
  Cash flow and earnings per share accretion — On the basis of current commodity prices, Teck expects that the acquisition of Aur will be accretive to Teck's cash flow and earnings per share after adjusting for non-recurring items relating to the acquisition.

  •
  Substantial increase in copper reserves and resources — Based on Aur's publicly disclosed mineral reserve and resource estimates, the acquisition of Aur will increase Teck's proven and probable copper reserves by approximately 100% and its measured and indicated copper resources by approximately 60%, on a contained copper basis.

  •
  Exposure to Chilean operations — Aur's Andacollo and Quebrada Blanca operations are located in Chile, which Teck regards as one of the most attractive mining jurisdictions in the world. Teck has no material operations in Chile currently. The acquisition of substantial operating assets in Chile and the resulting further geographic diversification of Teck's operations should reduce the potential impact of certain risks on Teck, including geopolitical and financial risks associated with any specific jurisdiction.

  •
  Growth potential — Teck considers that both the Andacollo and Quebrada Blanca properties have substantial brownfield growth potential. The Andacollo hypogene project is currently under construction and expected to be completed before the end of 2009. Aur has completed nine of 30 drill holes planned in 2007 to assess the potential to develop the hypogene mineralization at Quebrada Blanca. Teck has reviewed the results to date of these nine drill holes. While these holes are insufficient to establish a mineral resource in respect of the hypogene mineralization at Quebrada Blanca, Teck regards the results of these holes as encouraging in light of its knowledge of the Quebrada Blanca deposit arising, in large part, from its former ownership interest in and operation of Quebrada Blanca. Following the acquisition of Aur, Teck intends to continue hypogene drilling and would expect to conduct pre-feasibility work at Quebrada Blanca to assess the potential to develop the hypogene deposit into a substantial copper concentrate producing operation.

  •
  Commodity balance — Following the acquisition of Aur, Teck's increased copper production and sales should enhance the balance of Teck's diversified portfolio of mineral production. On a pro forma basis, if the combination of Teck and Aur had occurred on January 1, 2006, Teck's revenue for the twelve months ended December 31, 2006 would have been derived approximately 38% from copper, 29% from zinc, 16% from coal and 17% from all other commodities. On a standalone basis, Teck's revenues for the same time period were derived approximately 29% from copper, 34% from zinc, 18% from coal and 19% from all other commodities.

  •
  Addition of Skilled Professionals — Teck believes that the acquisition of Aur will provide teams of highly experienced mine development and operations professionals, particularly valuable assets in this era of high growth rates across the mining industry. The integration of these teams into the Teck organization should significantly enhance Teck's ability to successfully complete its own growth initiatives.

  •
  Exploration Property Pipeline — Aur is in the middle stage of a five year, U.S.$57 million exploration and acquisition program (started in 2005) that has added several attractive copper and copper-gold properties to its portfolio. Teck intends to devote the necessary resources to these properties to determine both prospectivity and potential for subsequent development if warranted.

        These anticipated benefits are based on various assumptions and are subject to various risks. See "Statements Regarding Forward-Looking Information" above and Section 7 of the Circular, "Business Combination Risks — Risk Factors Related to the Offer" below.

Treatment of Aur Options

        The Offer is made only for Aur Shares and is not made for any Aur Options to acquire Aur Shares. Any holder of such Aur Options who wishes to accept the Offer should, to the extent permitted by their terms and applicable Law, fully exercise their Aur Options in order to obtain certificates representing Aur Shares that may be deposited in accordance with the terms of the Offer.

        Pursuant to the Support Agreement, the Offeror has agreed to permit holders of Aur Options to exercise Aur Options conditional upon the Offeror taking up and paying for the Aur Shares under the Offer, and has agreed to make available tendering arrangements in respect of the Offer in order to permit holders of Aur Options to make a conditional cashless exercise of Aur Options.

        If any holder of Aur Options does not exercise such Aur Options prior to the Expiry Time, such Aur Options will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule and exercise prices, except that, to the extent permitted, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, an option to acquire Aur Shares will become an option or right to acquire a number of Teck Subordinate Voting Shares, as determined in accordance with the terms of the Aur Options.

        See Section 6 of the Circular, "Purpose of the Offer and Teck's Plans for Aur — Treatment of Aur Options" and Section 8 of the Circular "Acquisition of Aur Shares Not Deposited".

        The tax consequences to holders of Aur Options of exercising or not exercising their Aur Options are not described in Section 19 of the Circular, "Certain Canadian Federal Income Tax Considerations" or Section 20 of the Circular, "Certain United States Federal Income Tax Considerations". Holders of Aur Options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Aur Options.

Treatment of Fractional Shares

        Fractional Teck Subordinate Voting Shares will not be issued in connection with the Offer. Where on any Take-Up Date a Shareholder is to receive Teck Subordinate Voting Shares as consideration under the Offer and the aggregate number of Teck Subordinate Voting Shares to be issued to such Shareholder would result in a fraction of a Teck Subordinate Voting Share being issuable, the number of Teck Subordinate Voting Shares to be received by such Shareholder will be rounded down and in lieu of a fractional Teck Subordinate Voting Share, the Shareholder will receive a cash payment determined on the basis of an amount equal to the Average Market Price multiplied by the fractional share amount. See Section 1 of the Offer, "The Offer".

Conditions of the Offer

        The Offeror reserves the right to withdraw the Offer and not take up, purchase or pay for any Aur Shares deposited under the Offer unless all of the conditions of the Offer contained in Section 2 of the Offer are satisfied or, where permitted, waived at or prior to the Expiry Time. These conditions include, among others, the conditions that:

  •
  Aur Shares representing, together with Aur Shares owned, directly or indirectly, by the Offeror, not less than 66 2/3% of the total outstanding Aur Shares (calculated on a fully diluted basis) shall have been validly deposited under the Offer and not withdrawn at the Expiry Time; and

  •
  the Support Agreement shall not have been terminated by Teck or Aur in accordance with its terms.

        See Section 2 of the Offer, "Conditions of the Offer" for all of the conditions of the Offer. A detailed summary of the principal regulatory approvals required in connection with the Offer can be found in Section 18 of the Circular, "Regulatory Matters".

Time for Acceptance

        The Offer is open for acceptance until midnight (Vancouver time) on August 21, 2007 or until such later time and date to which the Offeror may extend the Expiry Time of the Offer at its discretion unless the Offeror withdraws the Offer earlier. See Section 4 of the Offer, "Time for Acceptance".

Manner of Acceptance

        The Offer may be accepted by Shareholders by depositing certificates representing Aur Shares that are being deposited, together with a duly completed and signed Letter of Transmittal in the form accompanying the Offer and Circular (printed on green paper) at the offices of the Depositary or the U.S. Forwarding Agent specified in the Letter of Transmittal at or before the Expiry Time. The Offer will be deemed to be accepted only if the Depositary or the U.S. Forwarding Agent actually has received these documents at or before the Expiry Time. Shareholders whose Aur Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Aur Shares to the Offer.

        Shareholders whose certificates for Aur Shares are not immediately available may use the procedures for guaranteed delivery set forth in the Notice of Guaranteed Delivery accompanying this Offer and Circular (printed on yellow paper).

Shareholders whose Aur Shares are registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should contact that nominee for assistance if they wish to accept the Offer.

        Shareholders may accept the Offer by following the procedures for book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time, or by following the procedure for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent's Message in respect thereof, or a properly completed and duly executed Letter of Transmittal and any other required documents, are received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time. Shareholders accepting the Offer through book-entry transfer must make sure such documents or Agent's Message are received by the Depositary. Such documents or Agent's Message should not be sent to the U.S. Forwarding Agent.

        If a Shareholder wishes to accept the Offer and either the certificate(s) representing the Aur Shares are not immediately available or the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary or the U.S. Forwarding Agent before the Expiry Time, those Aur Shares may nevertheless be deposited pursuant to the Offer, provided that (1) such deposit is made by or through an Eligible Institution, (2) a properly completed and duly executed Notice of Guaranteed Delivery (printed on yellow paper) in the form accompanying the Offer and Circular (or a manually signed facsimile thereof) is received by the Depositary before the Expiry Time at its Toronto, Ontario office listed on the Notice of Guaranteed Delivery, and (3) the certificate(s) representing all deposited Aur Shares, together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) relating to the Aur Shares, with signatures guaranteed if so required, are received by the Depositary at its office in Toronto, Ontario listed in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

        See Section 5 of the Offer, "Manner of Acceptance".

Payment for Deposited Shares

        If all of the conditions of the Offer have been satisfied or, where permitted, waived by the Offeror, at the Expiry Time the Offeror will take-up and pay for Aur Shares validly deposited under, and not withdrawn from, the Offer not later than 10 days after the Expiry Time. The Offeror will pay for the Aur Shares so taken up as soon as possible, but in any event not later than the earlier of (a) the tenth day after the Expiry Time and (b) three business days after taking up such Aur Shares. Any Aur Shares deposited under the Offer after the first date on which Aur Shares have been taken up by the Offeror but before the Expiry Date will be taken up and paid for within 10 days of that deposit. See Section 3 of the Offer, "Take-up and Payment for Deposited Aur Shares".

Right to Withdraw Deposited Shares

        Aur Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Aur Shares have been taken up by the Offeror pursuant to the Offer and in the other circumstances discussed in Section 8 of the Offer, "Right to Withdraw Deposited Aur Shares".

Acquisition of Aur Shares Not Deposited Under the Offer

        If, within 120 days after the date of the Offer, the Offer has been accepted by the holders of not less than 90% of the issued and outstanding Aur Shares (calculated on a fully diluted basis), other than Aur Shares held at the date of the Offer by or on behalf of the Offeror or an affiliate or associate of the Offeror (as defined in the CBCA), the Offeror may acquire, pursuant to a Compulsory Acquisition, the remaining Aur Shares from Shareholders who did not accept the Offer. If the Offeror takes up and pays for the Aur Shares validly deposited under the Offer and a Compulsory Acquisition is not available or the Offeror elects not to proceed with a Compulsory Acquisition, the Offeror currently intends to take such action as is necessary, including causing a meeting of Shareholders to be held to consider a Subsequent Acquisition Transaction involving Aur and the Offeror or an affiliate of the Offeror for the purpose of enabling the Offeror or an affiliate of the Offeror to acquire all Aur Shares not acquired pursuant to the Offer.

        The timing and details of any Compulsory Acquisition or Subsequent Acquisition Transaction involving Aur will necessarily depend on a variety of factors, including the number of Aur Shares acquired pursuant to the Offer. Although the Offeror currently intends to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Aur Shares acquired under the Offer, delays in the Offeror's ability to effect such a transaction, information hereafter obtained by the Offeror, changes in general economic, industry, regulatory or market conditions or in the business of Aur, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned.

        See Section 6 of the Circular, "Purpose of the Offer and Teck's Plans for Aur" and Section 8 of the Circular, "Acquisition of Aur Shares Not Deposited".

Support Agreement

        On July 3, 2007, Teck and Aur entered into the Support Agreement. The Support Agreement sets forth, among other things, the terms and conditions upon which the Offer is to be made by Teck. Pursuant to the Support Agreement, Aur agreed to, among other things, a non-solicitation covenant and to support the Offer. See Section 4 of the Circular, "Background to the Offer — Support Agreement".

Recommendation of Board of Directors of Aur

        Aur has confirmed in the Support Agreement that the board of directors of Aur, upon consultation with its financial and legal advisors, and based on a recommendation of a special committee of its board of directors, has unanimously determined that the price offered under the Offer is fair from a financial point of view to all Shareholders and that it is in the best interests of Aur for the Offer to be made and for the board of directors of Aur to support the Offer. The board of directors of Aur has unanimously recommended that Shareholders accept the Offer.

Certain Canadian Federal Income Tax Considerations

        A Shareholder who is resident in Canada, who holds Aur Shares as capital property and who disposes of such shares to Teck under the Offer (subject to entering into a joint tax election with Teck to obtain a full or partial tax deferral when available as described in Section 19 of the Circular, "Certain Canadian Federal Income Tax Considerations"), will realize a capital gain (or capital loss) equal to the amount by which the sum of the fair market value, on the date of disposition, of the Teck Subordinate Voting Shares and any cash received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Shareholder of such Aur Shares.

        An Eligible Holder who disposes of Aur Shares pursuant to the Share Alternative (or who disposes of Aur Shares pursuant to the Cash Alternative but who receives Teck Subordinate Voting Shares because the pro ration provisions of the Offer apply) may, depending upon the circumstances, obtain a full or partial tax deferral in respect of a disposition of Aur Shares by entering into a joint tax election with Teck under Section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) specifying therein an elected amount in accordance with certain limitations provided for in the Tax Act (and in any applicable provincial tax legislation).

        Generally, Shareholders who are non-residents of Canada for the purposes of the Tax Act will not be subject to tax under the Tax Act in respect of any capital gain realized on the sale of Aur Shares to Teck under the Offer unless those shares constitute "taxable Canadian property" (within the meaning of the Tax Act) to such Shareholders and the gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty.

        Shareholders should review the more detailed information under Section 19 of the Circular, "Certain Canadian Federal Income Tax Considerations" and consult with their own tax advisors regarding their particular circumstances.

United States Federal Income Tax Considerations

        The exchange pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, and a U.S. resident Shareholder will recognize gain or loss on the exchange in an amount equal to the difference between (i) the sum of the fair market value of the Teck Subordinate Voting Shares and the fair market value of Canadian currency received and (ii) its adjusted tax basis in the Aur Shares surrendered. Shareholders should review the more detailed information under Section 20 of the Circular, "Certain United States Federal Income Tax Considerations" and consult with their own tax advisors regarding their particular circumstances.

Business Combination Risks

        An investment in Teck Subordinate Voting Shares is subject to certain risks. Shareholders should carefully review the risk factors set out in the Offer and Circular before depositing Aur Shares pursuant to the Offer. See Section 7 of the Circular, "Business Combination Risks" and the other information contained in, or incorporated by reference into, the Offer and Circular. Additional risks and uncertainties, including those with respect to the proposed combination of Teck and Aur upon successful completion of the Offer (including a Compulsory Acquisition or a Subsequent Acquisition Transaction), may also adversely affect Teck's business.

Depositary and U.S. Forwarding Agent

        Teck has engaged CIBC Mellon Trust Company to act as Depositary and BNY Mellon Shareowner Services to act as U.S. Forwarding Agent for the receipt of certificates in respect of Aur Shares and related Letters of Transmittal deposited under the Offer and for the payment for Aur Shares purchased by Teck pursuant to the Offer. The Depositary will also receive Notices of Guaranteed Delivery at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving notices, if required, and for making payment for all Aur Shares purchased by the Offeror under the Offer. The Depositary will also facilitate book-entry transfers of Aur Shares. The Depositary and the U.S. Forwarding Agent will each receive reasonable and customary compensation from Teck for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Teck has also agreed to indemnify the Depositary and the U.S. Forwarding Agent for certain liabilities, including liabilities under securities laws, and expenses in connection with the Offer.

Dealer Managers, Soliciting Dealer Group and Information Agent

        Teck has engaged the services of Merrill Lynch Canada Inc. as the Dealer Manager in Canada and Merrill Lynch, Pierce, Fenner & Smith Incorporated as the Dealer Manager in the United States to solicit acceptances of the Offer. The Dealer Managers may, with Teck's consent, form a soliciting dealer group (the "Soliciting Dealer Group") comprised of members of the Investment Dealers Association of Canada and members of the TSX, the TSX Venture Exchange and the National Association of Securities Dealers to solicit acceptances of the Offer.

        Teck has retained Georgeson to act as Information Agent in connection with the Offer to provide a resource for information for Shareholders. The Information Agent will receive reasonable and customary compensation from Teck for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

        Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Aur Shares directly with the Depositary or the U.S. Forwarding Agent or, if they use the services of a Dealer Manager or a member of the Soliciting Dealer Group (should one be formed) to accept the Offer. Shareholders who own their Aur Shares through a broker or other nominee who is not a member of the Soliciting Dealer Group (should one be formed), and such broker or nominee tenders the Aur Shares on such Shareholders' behalf, may be charged a fee for doing so. Shareholders should contact the Information Agent, the Dealer Managers, the Depositary, the U.S. Forwarding Agent or a broker or dealer for assistance in accepting the Offer and in depositing their Aur Shares with the Depositary or the U.S. Forwarding Agent. In the event a Soliciting Dealer Group is formed, Teck may pay a fee to each Soliciting Dealer in respect of Aur Shares deposited.

SUMMARY OF TECK AND AUR
HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

        The following tables present a summary of certain historical audited consolidated financial information in respect of each of Teck and Aur as at and for the years ended December 31, 2006 and 2005 and certain historical unaudited consolidated financial information of Teck and Aur as at and for the three months ended March 31, 2007 and 2006. Teck's financial statements as at and for such periods are incorporated by reference in this Offer and Circular. Copies of Teck's financial statements and related notes incorporated herein by reference can be found at www.sedar.com and www.sec.gov.

        The historical information presented for Aur is derived from the audited consolidated financial statements of Aur as at and for the years ended December 31, 2006 and 2005, and unaudited consolidated financial information as at and for the three months ended March 31, 2007 and 2006, which statements are incorporated by reference in this Offer and Circular, and from the financial statements and related notes incorporated by reference herein, which can be found at www.sedar.com and the public reference at the Securities and Exchange Commission, Room 100, F Street, N.E., Washington, D.C. 20549.

        The tables also present Teck's pro forma consolidated financial information as at and for the three months ended March 31, 2007 and for the year ended December 31, 2006 after giving effect to Teck's proposed acquisition of all of the Aur Shares pursuant to the Offer. This information is derived from and should be read in conjunction with the unaudited financial statements of each of Teck and Aur as at and for the three months ended March 31, 2007 and 2006 and the audited financial statements of Teck and Aur as at and for the year ended December 31, 2006. The summary pro forma consolidated financial information set forth below should also be read in conjunction with Teck's unaudited pro forma consolidated financial statements, the accompanying notes thereto and the compilation report of PricewaterhouseCoopers LLP thereon included in this Offer and Circular. The pro forma consolidated balance sheet has been prepared from the unaudited consolidated balance sheet of each of Teck and Aur as at March 31, 2007 and gives pro forma effect to the proposed acquisition of Aur by Teck as if the transaction occurred on March 31, 2007. The pro forma consolidated statements of earnings for the three months period ended March 31, 2007 and for the year ended December 31, 2006 have been prepared from the unaudited statements of earnings of each of Teck and Aur for the three months ended March 31, 2007 and from the audited statements of earnings of each of Teck and Aur for the year ended December 31, 2006 and gives pro forma effect to the acquisition of Aur by Teck as if the transaction occurred on January 1, 2006.

        In preparing the unaudited pro forma consolidated financial statement information, management of the Offeror has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statement information. The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction contemplated by the Offer will differ from the pro forma information presented below. For the purposes of this unaudited pro forma financial information, no attempt has been made to calculate or estimate the effect of any harmonization of accounting policies or practices between Teck and Aur.

Teck Summary of Financial Information and Pro Forma Financial Information
(in millions of Cdn.$)

	Year Ended December 31,			Three Months Ended March 31,
	2005	2006	Pro Forma 2006	2006	2007	Pro Forma 2007
Statement of Earnings Data
Revenues	$4,415	$6,539	$7,376	$1,273	$1,340	$1,523
Operating profit	1,962	3,561	3,977	624	620	680
Minority Interest	(15)	(33)	(157)	(6)	(8)	(27)
Earnings from continuing operations	1,345	2,395	2,524	448	390	398
Net Earnings	1,345	2,431	2,560	448	360	368
Ratio of earnings to fixed charges(1)	28.33	36.39	34.99	25.23	25.88	22.75

	December 31,		March 31,
	2005	2006	2007	Pro Forma 2007
Balance Sheet Data
Cash and cash equivalents	$2,098	$5,054	$3,961	$2,210
Temporary investments	986	227	817	—
Other current assets	1,199	1,614	1,437	1,634
Property, plant and equipment and other non-current assets	4,526	4,552	4,914	9,710

	$8,809	$11,447	$11,129	$13,554

Note:

(1)
For the purposes of calculating the ratio of earnings to fixed charges, earnings represent earnings from continuing operations before provision for income and resource taxes and minority interests plus fixed charges less interest capitalized and minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expensed and capitalized plus amortization of debt discount.

Aur Summary of Financial Information
(in millions of U.S.$)

	Year Ended December 31,		Three Months Ended March 31,
	2005	2006	2006	2007
Statement of Earnings Data
Revenues	$447	$738	$135	$156
Operating profit	237	499	84	92
Minority interest	(41)	(109)	(19)	(16)
Earnings from continuing operations	142	294	47	58
Net earnings	142	294	47	58

	December 31, 2005	December 31, 2006	March 31, 2007
Balance Sheet Data
Cash and cash equivalents	$361	$630	$446
Other current assets	75	98	102
Property, plant and equipment and other non-current assets	315	420	656

	$751	$1,148	$1,204

Current liabilities excluding current portion of long-term debt	$91	$257	$197
Total debt	134	138	260
Other non-current liabilities	52	49	151
Minority interest	33	57	16
Total shareholders' equity	441	647	580

	$751	$1,148	$1,204

Comparative Per Share Information

        The following table sets forth, for the periods indicated, the basic earnings, book value and cash dividends declared per Teck share (being the sum of Teck Class A Shares and Teck Subordinate Voting Shares outstanding) and Aur Share, respectively, on a historical basis and per Teck share on a pro forma consolidated basis. The conversion ratio is 0.2187 of a Teck Subordinate Voting Share for each Aur Share assuming full pro ration.

	Year Ended December 31, 2006				Three Months Ended March 31, 2007
	Aur U.S.$/share		Teck Cdn.$/share	Pro Forma Teck Cdn.$/share	Aur U.S.$/share	Teck Cdn.$/share	Pro Forma Teck Cdn.$/share
Per Share Data
Basic earnings per share from continuing operations	$3.02		$5.68	$5.69	$0.59	$0.91	$0.88
Basic earnings per share	$3.02		$5.77	$5.77	$0.59	$0.84	$0.81
Diluted earnings per share from continuing operations	$3.00		$5.52	$5.54	$0.58	$0.90	$0.87
Diluted earnings per share	$3.00		$5.60	$5.61	$0.58	$0.83	$0.81
Book value per share(1)	$6.59		$15.17	N/A	$5.89	$16.10	$17.41
Dividends declared per share	$1.20	(2)	$1.00	N/A	—	—	—

Note:

(1)
Book value per share is shareholders' equity divided by the sum of Teck Class A Shares and Teck Subordinate Voting Shares outstanding at period end.

(2)
Information regarding Aur's dividends declared is in Canadian dollars.

Per Share Market Information

        Teck Subordinate Voting Shares are currently traded on the TSX and the NYSE under the symbols "TCK.B" and "TCK", respectively. Aur Shares are currently traded on the TSX and the SSE under the symbol "AUR". The following table sets forth the closing prices per Teck Subordinate Voting Share as reported on the TSX and NYSE and per Aur Share as reported on the TSX on (1) June 29, 2007, the last business day before the public announcement of the Offeror's intention to make this Offer, and (2) July 13, 2007, the most recent trading day practicable before the date of this Offer and Circular.

	Teck			Aur
	TSX	NYSE		TSX
June 29, 2007	$45.20	U.S.$	42.50	$31.70
July 13, 2007	$52.09	U.S.$	49.65	$42.21

OFFER

TO: THE HOLDERS OF COMMON SHARES OF AUR

        The accompanying Circular which is incorporated into and forms part of the Offer contains important information and should be read carefully before making a decision with respect to the Offer. This Offer and the Circular constitute the take-over bid circular required under applicable Canadian securities laws. Capitalized terms used in the Offer but not otherwise defined herein are defined in the section entitled "Glossary".

1.     The Offer

        Subject to the terms and conditions set forth in Section 2 of this Offer, "Conditions of the Offer" and in the Letter of Transmittal and the Notice of Guaranteed Delivery, the Offeror hereby offers to purchase all of the issued and outstanding Aur Shares, and including any Aur Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of Aur that are convertible into or exchangeable or exercisable for Aur Shares, on the basis of, at the election of the Shareholder:

  (a)
  $41.00 in cash in respect of each Aur Share, or

  (b)
  0.8749 of a Teck Subordinate Voting Share and $0.0001 in cash in respect of each Aur Share,

in each case, as elected by the Shareholder in the Letter of Transmittal or the Notice of Guaranteed Delivery, as applicable, and subject to pro ration as set out below.

        Assuming that either all Shareholders tendered to the Cash Alternative or all Shareholders tendered to the Share Alternative, after the effect of pro ration, each Shareholder would be entitled to receive $30.75 in cash and 0.2187 of a Teck Subordinate Voting Share for each Aur Share tendered, subject to adjustment for fractional shares. In light of the total amount of cash available under the Offer relative to the size of the Offer, Shareholders who elect the Cash Alternative may not receive only cash consideration for their Aur Shares.

        Any Shareholder who fails to complete the Letter of Transmittal or, if applicable, the Notice of Guaranteed Delivery, electing the Share Alternative or who does not properly elect in the Letter of Transmittal or, if applicable, the Notice of Guaranteed Delivery, either the Cash Alternative or the Share Alternative with respect to any Aur Shares deposited by such Shareholder pursuant to the Offer will be deemed to have elected the Cash Alternative.

        On June 29, 2007, the last trading day prior to the Offeror's announcement of its intention to make the Offer, the closing price on the TSX of the Teck Subordinate Voting Shares was Cdn.$45.20 and the closing price on the TSX of the Aur Shares was Cdn.$31.70. The volume-weighted average closing price of the Aur Shares on the TSX for the 20 trading days ended June 29, 2007 was Cdn.$31.74. The Offer price of Cdn.$41.00 per Aur Share represents a premium of approximately 29% over both the 20 trading day volume-weighted average closing price and the closing price of the Aur Shares on the TSX as at June 29, 2007.

        The Offer is made only for Aur Shares and is not made for any options or other rights to acquire Aur Shares. Any holder of such options or other rights to acquire Aur Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise, convert or exchange the options or other rights in order to obtain certificates representing Aur Shares that may be deposited in accordance with the terms of the Offer. Any such exercise, conversion or exchange must be made sufficiently in advance of the Expiry Date to ensure such holders that they will have certificates representing Aur Shares available for deposit prior to the Expiry Date or in sufficient time to fully comply with the procedures referred to in Section 5 of this Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

        Pursuant to the Support Agreement, the Offeror has agreed to permit holders of Aur Options to exercise Aur Options conditional upon the Offeror taking up and paying for the Aur Shares under the Offer, and has agreed to make available tendering arrangements in respect of the Offer in order to permit holders of Aur Options to make a conditional cashless exercise of Aur Options.

        If any holder of Aur Options does not exercise such Aur Options prior to the Expiry Time, then such Aur Options will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule and exercise prices, except that, to the extent permitted, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, an option to acquire Aur Shares will become an option or right to acquire a number of Teck Subordinate Voting Shares, as determined in accordance with the terms of the Aur Options.

        See Section 6 of the Circular, "Purpose of the Offer and Teck's Plans for Aur — Treatment of Aur Options" and Section 8 of the Circular, "Acquisition of Aur Shares Not Deposited".

        The maximum amount of cash consideration available under the Offer shall not exceed the Maximum Cash Consideration. The maximum number of Teck Subordinate Voting Shares issuable by the Offeror pursuant to the Offer shall not exceed the Maximum Share Consideration.

        The consideration payable under the Offer will be pro rated on each Take-Up Date as necessary to ensure that the total aggregate consideration payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction does not exceed these maximum aggregate amounts and will be based on the number of Aur Shares acquired in proportion to the number of Aur Shares To Which The Bid Relates. The actual consideration to be received by a Shareholder will be determined in accordance with the following:

  (a)
  the aggregate amount of cash (including the aggregate of $0.0001 in cash per Aur Share of cash consideration that will be paid to Shareholders who elect the Share Alternative) that the Offeror will pay as consideration for all Aur Shares acquired on any Take-Up Date shall not exceed the Maximum Take-Up Date Cash Consideration;

  (b)
  the aggregate number of Teck Subordinate Voting Shares that the Offeror will issue as consideration for all Aur Shares acquired in respect of the Share Alternative on any Take-Up Date shall not exceed the Maximum Take-Up Date Share Consideration;

  (c)
  if on any Take-Up Date the aggregate cash consideration that would otherwise be payable by the Offeror to Shareholders who elect (or who are deemed to elect) to receive cash under the Cash Alternative in respect of their Aur Shares to be taken up on such Take-Up Date, together with the aggregate of $0.0001 in cash per Aur Share to be paid by the Offeror along with Teck Subordinate Voting Shares to Shareholders who elect the Share Alternative in respect of their Aur Shares to be taken up on such Take-Up Date, exceeds the Maximum Take-Up Date Cash Consideration, then the amount of consideration to be paid to a Shareholder that elects the Cash Alternative shall be such Shareholder's pro rata share (determined as a fraction of all Aur Shares tendered by Shareholders who elect (or who are deemed to elect) to receive cash under the Cash Alternative on such Take-Up Date) of:

  (i)
  cash equal to the difference between (x) the Maximum Take-Up Date Cash Consideration and (y) the aggregate of the $0.0001 per share cash consideration to be paid to Shareholders in respect of Aur Shares taken up on such Take-Up Date who elect the Share Alternative; and

  (ii)
  Teck Subordinate Voting Shares equal to the difference between (x) the Maximum Take-Up Date Share Consideration and (y) the number of Teck Subordinate Voting Shares issued on such Take-Up Date to Shareholders who have elected the Share Alternative; and

  (d)
  if, on any Take-Up Date, the number of Teck Subordinate Voting Shares that would otherwise be issuable to Shareholders who elect the Share Alternative in respect of their Aur Shares to be taken up on such Take-Up Date exceeds the Maximum Take-Up Date Share Consideration, then the amount of consideration to be paid to a Shareholder that elects the Share Alternative shall be $0.0001 per Aur Share tendered plus such Shareholder's pro rata share (determined as a fraction of all Aur Shares tendered by Shareholders who elect the Share Alternative on such Take-Up Date) of:

  (i)
  the Maximum Take-Up Date Share Consideration; and

  (ii)
  cash equal to the difference between (x) the Maximum Take-Up Date Cash Consideration and (y) the aggregate of (A) all cash to be paid to Shareholders who elect (or who are deemed to elect) to receive cash under the Cash Alternative, and (B) the aggregate of $0.0001 per share cash consideration to be paid to Shareholders in respect of Aur Shares taken up on such Take-Up Date who elect the Share Alternative.

        For greater certainty, unless a Shareholder receives only cash in consideration for Aur Shares tendered by such Shareholder, in all circumstances, including those described in paragraphs (c) and (d) above, a Shareholder will receive a proportionate amount of cash and Teck Subordinate Voting Shares as consideration for each whole Aur Share deposited by such Shareholder under the Offer.

        Shareholders who are Eligible Holders who receive share consideration in exchange for their Aur Shares and who wish to make a joint tax election with the Offeror to obtain a full or partial tax-deferred exchange for Canadian federal income tax purposes must check the box for the Tax Deferral Election in the Letter of Transmittal. See Section 19 of the Circular, "Certain Canadian Federal Income Tax Considerations". While Section 19 of the Circular applies only to Holders as defined therein, the description of the process for making a Tax Election in Section 19 is generally applicable to all Eligible Holders, subject to meeting all relevant requirements of the Tax Act (which is the responsibility of Eligible Holders). All Eligible Holders are advised to consult with their own tax advisors in this regard.

        Fractional Teck Subordinate Voting Shares will not be issued in connection with the Offer. Where on any Take-Up Date a Shareholder is to receive Teck Subordinate Voting Shares as consideration under the Offer and the aggregate number of Teck Subordinate Voting Shares to be issued to such Shareholder would result in a fraction of a Teck Subordinate Voting Share being issuable, the number of Teck Subordinate Voting Shares to be received by such Shareholder will be rounded down and in lieu of a fractional Teck Subordinate Voting Share, the Shareholder will receive a cash payment determined on the basis of an amount equal to the Average Market Price multiplied by the fractional share amount.

        All cash payable under the Offer, including the cash consideration under the Cash Alternative, the cash portion of the consideration under the Share Alternative and the cash payable in lieu of fractional Teck Subordinate Voting Shares otherwise issuable under the Share Alternative, will be denominated in Canadian dollars.

        Teck has applied to list on the TSX and the NYSE the Teck Subordinate Voting Shares offered to Shareholders pursuant to the Offer.

        The accompanying Circular, which is incorporated into and forms part of the Offer, and the Letter of Transmittal and the Notice of Guaranteed Delivery contain important information that should be read carefully before making a decision with respect to the Offer.

2.     Conditions of the Offer

        The Offeror reserves the right to withdraw the Offer and not take up and pay for or extend the period of time during which the Offer is open and postpone taking up and paying for, any Aur Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

  (a)
  the Minimum Tender Condition;

  (b)
  the Offeror shall have determined in its reasonable judgment that there does not exist and there shall not have occurred since the date of the Offeror's announcement of its intention to make the Offer (or, if there does exist or shall have occurred prior to such date, there shall not have been disclosed generally) any change or effect (or condition, event or development involving a prospective change or effect), which, when considered either individually or in the aggregate, would have a Material Adverse Effect on Aur, which, if the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction were consummated, would have a Material Adverse Effect on the Offeror or Aur;

  (c)
  the Offeror shall have determined in its reasonable judgment that there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence or any Law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever that materially adversely affects or would reasonably be expected to materially adversely affect the financial, banking or capital markets generally;

  (d)
  all government or regulatory approvals, orders, authorizations and consents (including, without limitation, those of any stock exchanges or securities regulatory authorities) that in the Offeror's reasonable judgment are necessary or desirable to complete the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction, shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror, acting reasonably, and a registration statement relating to the Teck Subordinate Voting Shares to be issued pursuant to the Offer shall have become effective under the U.S. Securities Act and no stop order relating to such registration statement shall be in effect;

  (e)
  the Offeror shall have determined, acting reasonably, that (i) no act, action, suit or proceeding shall have been threatened in writing or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or by any other Person in Canada, the United States or elsewhere, whether or not having the force of Law and (ii) no Law, regulation or policy shall have been proposed, enacted, promulgated or applied, in either case:

  (A)
  to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Aur Shares, the right of the Offeror to own or exercise full rights of ownership of the Aur Shares, the issue of Teck Subordinate Voting Shares pursuant to the Offer, or the consummation of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

  (B)
  which, if the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction were consummated, would have a Material Adverse Effect with respect to Aur and the Offeror on a combined basis; or

  (C)
  which would materially and adversely affect the ability of the Offeror to effect the Offer, the purchase of Aur Shares pursuant to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

  (f)
  the representations and warranties made by Aur in the Support Agreement (including for greater certainty, Schedule C to the Support Agreement), shall be true and correct at and as of the Expiry Time, as if made at and as of such time (except for those expressly stated to speak at or as of any earlier time) without giving effect to, applying or taking into consideration any materiality, Material Adverse Change or Material Adverse Effect qualification already contained within such representation or warranty, except for untrue or incorrect representations and warranties which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Aur or materially and adversely affect the ability of the Offeror to effect the Contemplated Transaction or, if the Contemplated Transaction were consummated, reasonably be expected to have a Material Adverse Effect on the Offeror;

  (g)
  the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of Aur with any securities regulatory authority in Canada, the United States or elsewhere which has or may have a Material Adverse Effect on Aur or which, if the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction were consummated, would have a Material Adverse Effect on the Offeror or Aur; and

  (h)
  the Support Agreement shall not have been terminated by Aur or by the Offeror in accordance with its terms.

        The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such assertion (other than any intentional action or inaction by the Offeror). Each of the foregoing conditions is independent of and in addition to each other. The Offeror may, in its sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and from time to time on or before the Expiry Time, without prejudice to any other rights which the Offeror may have; provided that pursuant to the Support Agreement, the Offeror has agreed not to waive the Minimum Tender Condition in order to acquire less than 50.01% of the Aur Shares outstanding (calculated on a fully diluted basis). The failure by the Offeror at any time to exercise any of the foregoing rights shall not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time. The Offeror reserves the right to withdraw the Offer on or prior to the Expiry Time if any condition to the Offer remains unsatisfied or has not been waived. Any determination by the Offeror concerning any event or other matter described in the foregoing conditions shall be final and binding on all parties.

        Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its office in Vancouver, British Columbia. The Offeror, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal, will cause the Depositary, if required by Law, as soon as practicable thereafter to notify Shareholders in the manner set forth below in Section 11 of this Offer, "Notice and Delivery" and will provide a copy of such notice to the NYSE and the TSX. Any notice of waiver will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its office in Vancouver, British Columbia. In the event of any waiver, all Aur Shares deposited previously and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms of the Offer. If the Offer is withdrawn, the Offeror will not be obligated to take-up or pay for any Aur Shares deposited under the Offer and the Depositary will promptly return all Aur Shares to the parties by whom they were deposited in acceptance of the Offer. See Section 9 of this Offer, "Return of Aur Shares".

3.     Take-Up and Payment for Deposited Aur Shares

        The take-up and payment for Aur Shares tendered or deposited pursuant to the Offer is subject to the provision that no Aur Shares will be taken up and paid for pursuant to the Offer (a) prior to the Expiry Time; and (b) unless at such time all conditions of the Offer shall have been fulfilled or waived as described above. Subject to the foregoing, if all of the conditions referred to above in Section 2 of this Offer, "Conditions of the Offer" have been fulfilled or, where permitted, waived at or prior to the Expiry Time, the Offeror will become obligated to take-up and pay for the Aur Shares validly deposited under the Offer and not validly withdrawn, promptly and in no event later than 10 days after the Expiry Date. The Offeror will pay for the Aur Shares so taken up as soon as possible, but in any event not later than the earlier of (a) the tenth day after the Expiry Time and (b) three business days after taking up such Aur Shares. Any Aur Shares deposited under the Offer after the first date on which Aur Shares have been taken up by the Offeror but before the Expiry Date will be taken up and paid for within 10 days of that deposit.

        Subject to applicable Law, the Offeror expressly reserves the right in its sole discretion to delay or otherwise refrain from taking up and paying for any Aur Shares or to terminate the Offer and not take up or pay for any Aur Shares if any condition specified in Section 2 of this Offer, "Conditions of the Offer" is not satisfied or, where permitted, waived by the Offeror by giving written notice thereof, or other communication confirmed in writing, to the Depositary at its office in Vancouver, British Columbia. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Aur Shares in order to comply, in whole or in part, with any applicable approvals or consents of any Governmental Entity. The Offeror will not, however, take-up and pay for any Aur Shares deposited under the Offer unless it simultaneously takes up and pays for all Aur Shares then validly deposited under the Offer and not validly withdrawn.

        The Offeror will be deemed to have taken up and accepted for payment Aur Shares validly deposited and not validly withdrawn under the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary to that effect.

        The Offeror will pay for Aur Shares validly deposited under the Offer and not withdrawn by providing the Depositary with the Offered Consideration in the form of sufficient certificates for Teck Subordinate

Voting Shares and sufficient funds for transmittal to Persons who have deposited Aur Shares under the Offer. Under no circumstances will interest accrue or be paid on the Offered Consideration by the Offeror or the Depositary to such Persons, regardless of any delay in making such payment.

        The Depositary will act as the agent of the Persons who have deposited Aur Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such Persons. Receipt of the share certificates and cash representing the Offered Consideration by the Depositary will be deemed to constitute receipt of payment by Persons depositing Aur Shares.

        Settlement with each Shareholder who has deposited and not validly withdrawn Aur Shares under the Offer will be made by the Depositary forwarding a certificate for the Teck Subordinate Voting Shares, if any, to which such Shareholder is entitled under the Offer, and a cheque in Canadian dollars in payment of the cash component, if any, of the Offered Consideration and, if applicable, in payment for the cash equivalent of any fractional Teck Subordinate Voting Share determined in accordance with the Offer, that is payable to such Shareholder. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the certificates, if any, and cheque will be issued in the name of the registered Shareholder of the Aur Shares so deposited. Unless the Person depositing the Aur Shares instructs the Depositary to hold the certificate representing the Teck Subordinate Voting Shares, if any, and cheque for pick-up by checking the appropriate box in the Letter of Transmittal, the certificate, if any, and cheque will be forwarded by first class insured mail to such Person at the address specified in the Letter of Transmittal. If no such address is specified, the certificate and cheque will be sent to the address of the Shareholder as shown on the securities register maintained by or on behalf of Aur. Certificates and cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

        Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Aur Shares directly with the Depositary or the U.S. Forwarding Agent or, if a Soliciting Dealer Group is formed, if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer. If you own your Aur Shares through a broker or other nominee who is not a member of the Soliciting Dealer Group (should one be formed), and your broker or nominee tenders your Aur Shares on your behalf, your broker or nominee may charge you a fee for doing so.

4.     Time for Acceptance

        The Offer is open for acceptance, unless extended or withdrawn at the sole discretion of the Offeror, until midnight (Vancouver time) on August 21, 2007 (see Section 6 of this Offer, "Extensions, Variations and Changes to the Offer"). No Aur Shares will be taken up and paid for pursuant to the Offer prior to the Expiry Time.

5.     Manner of Acceptance

Letter of Transmittal

        The Offer may be accepted by Shareholders by depositing the following documents with the Depositary or the U.S. Forwarding Agent at any of the offices specified in the Letter of Transmittal no later than the Expiry Time:

  (a)
  the certificate or certificates representing the Aur Shares in respect of which the Offer is being accepted;

  (b)
  a properly completed and duly signed copy of the Letter of Transmittal (or a manually signed facsimile copy), with the signature or signatures guaranteed in accordance with the instructions set out in the Letter of Transmittal; and

  (c)
  any other relevant document required by the instructions set forth on the Letter of Transmittal.

        Participants in CDS or DTC should contact CDS or DTC, as applicable, with respect to the deposit of their Aur Shares under the Offer. CDS and DTC will each be issuing instructions to its participants as to the method of depositing such Aur Shares under the Offer. No fee or commission will be payable by Shareholders who deposit their Aur Shares pursuant to the Offer directly to the Depositary or the

U.S. Forwarding Agent or, if a Soliciting Dealer Group is formed, who make use of the facilities of a member of a Soliciting Dealer Group to accept the Offer.

        The Offer will be deemed to be accepted only if the Depositary or the U.S. Forwarding Agent actually has received these documents at or before the Expiry Time at one of the addresses for the Depositary indicated on the Letter of Transmittal.

        Shareholders who cannot comply on a timely basis with these procedures for deposit of the requisite certificates for Aur Shares may deposit certificates representing Aur Shares pursuant to the procedure for guaranteed delivery described below.

        Eligible Holders who elect the Share Alternative, or who elect (or who are deemed to elect) the Cash Alternative but receive Teck Subordinate Voting Shares as a result of pro ration, may make a joint tax election with the Offeror for the purpose of achieving a full or partial tax-deferred exchange for Canadian federal income tax purposes. See Section 19 of the Circular, "Certain Canadian Federal Income Tax Considerations". While Section 19 of the Circular applies only to Holders as defined therein, the description of the process for making a Tax Election in Section 19 is generally applicable to all Eligible Holders, subject to meeting all relevant requirements of the Tax Act (which is the responsibility of Eligible Holders). All Eligible Holders are advised to consult with their own tax advisors in this regard.

        Eligible Holders should note that, because of the possibility of pro ration, Shareholders who elect the Share Alternative may receive cash consideration in excess of $0.0001 per Teck Subordinate Voting Share. Consequently, Eligible Holders may not be able to determine the extent to which the transfer of their Aur Shares may be made on a tax-deferred basis until they are advised of the application of the pro ration requirements. A Shareholder could, as a result of pro ration, receive more cash consideration than the Shareholder otherwise desires. Depending upon the circumstances of the particular Eligible Holder, the receipt of this cash could give rise to a capital gain.

Currency of Payment

        The cash payable under the Offer, including all cash consideration under the Cash Alternative, the cash portion of the consideration under the Share Alternative and the cash payable in lieu of fractional Teck Subordinate Voting Shares otherwise issuable under the Share Alternative, will be denominated in Canadian dollars.

Signature Guarantees

        No signature guarantee is required on the Letter of Transmittal if:

  (a)
  the Letter of Transmittal is signed by the registered owner of the Aur Shares exactly as the name of the registered holder appears on the Aur Share certificate deposited therewith, and the cash payable and/or the certificates for Teck Subordinate Voting Shares issuable, in each case under the Offer, are to be delivered directly to such registered holder; or

  (b)
  Aur Shares are deposited for the account of an Eligible Institution.

        In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Aur Shares is registered in the name of a person other than the signatory of a Letter of Transmittal or if the cash payable and/or certificates for the Teck Subordinate Voting Shares issuable are to be delivered to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

Method of Delivery

        The method of delivery of Aur Shares and all other required documents is at the option and risk of the depositing Shareholder. If certificates for Aur Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended, and it is suggested that the mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary or the U.S. Forwarding Agent on or prior to such time. Delivery will only be effective upon actual receipt of certificates for such Aur Shares by the Depositary or the U.S. Forwarding Agent.

        A Shareholder who wishes to deposit Aur Shares under the Offer and whose certificate is registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Aur Shares under the Offer.

Procedure for Guaranteed Delivery

        If a Shareholder wishes to accept the Offer and either (i) the certificates representing such Shareholder's Aur Shares are not immediately available or (ii) such Shareholder cannot deliver the certificates and Letter of Transmittal to the Depositary by the Expiry Time, those Aur Shares may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

  (a)
  such deposit is made only at the principal office of the Depositary in Toronto, Ontario by or through an Eligible Institution;

  (b)
  a properly completed and duly executed Notice of Guaranteed Delivery (or a manually signed facsimile), including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its principal office in Toronto, Ontario at or before the Expiry Time; and

  (c)
  the certificate or certificates representing the deposited Aur Shares, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) and all other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

        The Notice of Guaranteed Delivery may be delivered by hand, transmitted by electronic facsimile or mailed to the Depositary only at its principal office in Toronto, Ontario and must include a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

        If a Shareholder delivers a Notice of Guaranteed Delivery in respect of Aur Shares deposited with a subsequent Letter of Transmittal, the election (or deemed election) made in that Notice of Guaranteed Delivery as to the consideration to be received will take precedence over any election made in such subsequent Letter of Transmittal.

Acceptance by Book-Entry Transfer

        Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder's Aur Shares into the Depositary's account in accordance with CDS procedures for such transfer. Delivery of Aur Shares to the Depositary by means of a book-based transfer will constitute a valid tender under the Offer.

        Shareholders, through their respective CDS participants, who utilize CDSX to accept the Offer through a book-based transfer of their holdings into the Depositary's account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

        Shareholders may accept the Offer by following the procedures for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent's Message in respect thereof, or a properly completed and duly executed Letter of Transmittal and any other required documents, are received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time. The Depositary has established an account at DTC for the purpose of the Offer. Any financial institution that is a participant in DTC's systems may cause DTC to make a book-entry transfer of a Shareholder's Aur Shares into the Depositary's account in accordance with DTC's procedures for such transfer. However, as noted above, although delivery of Aur Shares may be effected through book-entry transfer at DTC, either a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of a Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary, at its office in Toronto, Ontario prior to the Expiry Time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary.

        The term "Agent's Message" means a message, transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Aur Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that the Offeror may enforce such agreement against such participant.

Determination of Validity

        All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for exchange of any deposit of Aur Shares will be determined by the Offeror in its sole discretion, which determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any and all deposits of Aur Shares determined by it not to be in proper form, or the issue of Teck Subordinate Voting Shares and/or payment of cash in respect of which may, in the opinion of the Offeror's counsel, be unlawful. The Offeror also reserves the absolute right to waive (i) any of the conditions of the Offer, provided, however, that pursuant to the Support Agreement the Offeror has agreed not to waive the Minimum Tender Condition in order to acquire less than 50.01% of the Aur Shares outstanding (calculated on a fully diluted basis), or (ii) any defect or irregularity in any deposit of Aur Shares. No deposit of Aur Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Offeror, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding on all parties. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

        Under no circumstances will any amount be paid by the Offeror or the Depositary by reason of any delay in exchanging any Aur Shares or in making payments for Aur Shares or in lieu of fractional Teck Subordinate Voting Shares to any person on account of Aur Shares accepted for exchange or payment pursuant to the Offer.

Dividends and Distributions

        Except as provided below, subject to the terms and conditions of the Offer, including in particular Section 7 of this Offer, "Changes in Capitalization of Aur; Liens", and subject, in particular, to Aur Shares being validly withdrawn by or on behalf of a depositing Shareholder, by accepting the Offer pursuant to the procedures set forth above, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Aur Shares covered by the Letter of Transmittal delivered to the Depositary or the U.S. Forwarding Agent (the "Deposited Shares") and in and to all rights and benefits arising from such Deposited Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, "Distributions").

Power of Attorney

        An executed Letter of Transmittal (or, in the case of shares deposited by book-entry transfer by the making of a book-entry transfer) irrevocably constitutes and appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Shares covered by the Letter of Transmittal or book-entry transfer (which shares upon being taken up and paid for are, together with any Distributions thereon, hereinafter referred to as the "Purchased Securities"), certain officers of the Offeror and any other person designated by the Offeror in writing (each an "Appointee") as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), of the depositing Shareholder with respect to the Purchased Securities. The Letter of Transmittal or the making of a book-entry transfer authorizes an Appointee, in the name and on behalf of such Shareholder (a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of Aur; (b) for so long as any Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent, and to designate in such instrument, authorization or consent any person or persons as the proxy of such Shareholder in respect of the Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise or any adjournment thereof, including without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Aur; (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Shareholder; and (d) to exercise any other rights of a holder of Purchased Securities.

        A Shareholder accepting the Offer under the terms of the Letter of Transmittal revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Shares are not taken up and paid for under the Offer. A Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Aur and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney-in-fact or attorney) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

Further Assurances

        A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror. Each authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

Formation of Agreement

        The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing Shareholder and the Offeror, effective immediately following the Offeror taking up Aur Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Shareholder that (i) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made owns the Deposited Shares and has full power and authority to deposit, sell, assign and transfer the Deposited Shares and any Distributions being deposited to the Offer, (ii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other person, (iii) the deposit of the Deposited Shares and Distributions complies with applicable Laws, and (iv) when the Deposited Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

6.     Extensions, Variations and Changes to the Offer

        The Offer will be open for acceptance at the places of deposit specified in the Letter of Transmittal until the Expiry Time, unless the Offer is extended or withdrawn by the Offeror.

        The Offeror may, at any time and from time to time while the Offer is open for acceptance, vary the terms of the Offer or extend the Expiry Time by giving notice in writing to the Depositary at its office in Vancouver, British Columbia. Also, if at any time before the Expiry Time, or at any time after the Expiry Time, but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in this Offer and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror, unless it is a change in a material fact relating to the Teck Subordinate Voting Shares), the Offeror will give written notice of such change to the Depositary at its office in Vancouver, British Columbia. Upon the giving of such notice to the Depositary, the Expiry Time or withdrawal rights, as applicable, will be deemed to be extended to the date specified in such notice or as required by applicable Law, or in the case of a variation, the Offer will be deemed to be varied in the manner described in such notice, as the case may be. The Offeror will, as soon as practicable after giving any such notice to the Depositary, publicly announce the extension, variation or change and, if required by applicable Law, cause the Depositary to mail a copy of any such notice to Shareholders as required by applicable securities legislation at their respective addresses appearing in the share register of Aur. In addition, the Offeror will provide a copy of such notice to the TSX and the applicable regulatory authorities. Any notice of extension, variation or change will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its office in Vancouver, British Columbia. During any extension of the Offer, all Aur Shares previously deposited and not withdrawn will remain subject to the Offer and to the right of Shareholders to withdraw such shares and, subject to applicable Laws, may be accepted for purchase by the Offeror in accordance with the terms of the Offer.

        An extension of the Expiry Time will not, in and of itself, constitute a waiver by the Offeror of any of its rights under Section 2 of this Offer, "Conditions of the Offer".

        Under applicable Canadian provincial securities Laws, if there is a variation in the terms of the Offer, the period during which Aur Shares may be deposited under the Offer will not expire before 10 days after the notice of variation has been delivered.

        If, before the Expiry Time, the Offeror in its sole discretion elects to increase the Offered Consideration, such increase will be applicable to all holders whose Aur Shares are taken up under the Offer.

7.     Changes in Capitalization of Aur; Liens

        If, on or after the date of the Offer, Aur should divide, combine, reclassify, consolidate, convert or otherwise change any of the Aur Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 2 of this Offer, "Conditions of the Offer," make such adjustments as it deems appropriate to reflect such division, combination, reclassification, consolidation, conversion or other change in the Offered Consideration or other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefor).

        Aur Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends (other than regular semi-annual dividends declared by Aur in accordance with its current dividend policy), distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after date of Offer on or in respect of the Aur Shares, whether or not separated from the Aur Shares, but subject to any Aur Shares being validly withdrawn by or on behalf of a depositing Shareholder. If, on or after the date of the Offer, Aur should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Aur Shares, which is or are payable or distributable to Shareholders of record on a date prior to the transfer into the name of the Offeror or its nominees or transferees on the securities register maintained by or on behalf of Aur in respect of Aur Shares, then (a) in the case of any such cash dividend, distribution or payment that does not exceed the cash consideration per Aur Share, the cash consideration payable per Aur Share pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment; and (b) in the case of any such cash dividend, distribution or payment that exceeds the cash consideration per Aur Share, or in the case of any other dividend, distribution, payment, right or other interest, the whole of any such dividend, distribution, payment, right or other interest will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to any such dividend, distribution, payment, right or other interest and may withhold the entire amount of cash and share consideration payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion. The declaration or payment of any such dividend or distribution may have tax consequences not discussed in Section 19 of the Circular, "Certain Canadian Federal Income Tax Considerations".

8.     Right to Withdraw Deposited Aur Shares

        Except as otherwise provided in this Section 8, all deposits of Aur Shares to the Offer will be irrevocable. Unless otherwise required or permitted by applicable Laws, any Aur Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

  (a)
  at any time before the Aur Shares have been taken up and paid for by the Offeror pursuant to the Offer;

  (b)
  if the Aur Shares have not been paid for by the Offeror within three business days after having been taken up; or

  (c)
  at any time before the expiration of 10 days from the date upon which either:

  (i)
  a notice of change relating to a change in the information contained in the Offer, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror, unless it is a change in a material fact relating to the Teck Subordinate Voting Shares), in the event that such change occurs at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

  (ii)
  a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Aur Shares where the Expiry Time is not extended for more than 10 days);

    is mailed, delivered, or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such Deposited Shares have not been taken up by the Offeror at the date of the notice.

        For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received in a timely manner by the Depositary at the place of deposit of the relevant Aur Shares. Any such notice of withdrawal must (i) be made by a method, including a manually signed facsimile transmission, that provides the Depositary with a written or printed copy; (ii) be signed by or on behalf of the person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) that accompanied the Aur Shares to be withdrawn, and (iii) specify the number of Aur Shares to be withdrawn, the name of the registered holder and the certificate number shown on the share certificate(s) representing each Aur Share to be withdrawn. No signature guarantee is required on a notice of withdrawal if the notice of withdrawal is signed by the registered holder of the Aur Shares exactly as the name of the registered holder appears on the certificate representing Aur Shares deposited with the Letter of Transmittal or if the Aur Shares were deposited for the account of an Eligible Institution. In all other cases, the signature on a notice of withdrawal must be guaranteed by an Eligible Institution. The withdrawal will take effect upon actual receipt by the Depositary of the properly completed notice of withdrawal. A withdrawal of Aur Shares deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written or facsimile notice of withdrawal.

        Alternatively, if Aur Shares have been deposited pursuant to the procedures for book-entry transfer, as set forth in Section 5 of this Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer" any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Aur Shares and otherwise comply with the procedures of CDS or DTC, as applicable.

        All questions as to form and validity (including, without limitation, time of receipt) of notices of withdrawal will be determined by the Offeror in its sole discretion and such determination will be final and binding. There will be no duty or obligation on the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal, and no liability will be incurred by any of them for failure to give such notice.

        Withdrawals may not be rescinded and any Aur Shares properly withdrawn will thereafter be deemed not validly deposited for the purposes of the Offer. However, withdrawn Aur Shares may be re-deposited at any subsequent time prior to the Expiry Time by again following any of the procedures described in Section 5 of this Offer, "Manner of Acceptance".

        If the Offeror extends the period of time during which the Offer is open, is delayed in taking up or paying for or exchanging the Aur Shares or is unable to take-up or pay for or exchange Aur Shares for any reason, then, without prejudice to the Offeror's other rights under the Offer, the Depositary may, subject to applicable Laws, retain on behalf of the Offeror all Deposited Shares and Distributions, and such Aur Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 8 or pursuant to applicable Laws.

9.     Return of Aur Shares

        If any deposited Aur Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Aur Shares than are deposited, certificates for unpurchased Aur Shares will be returned to the depositing Shareholder as soon as is practicable following the termination or withdrawal of the Offer by either (i) sending new certificates representing Aur Shares not purchased or by returning the deposited certificates (and other relevant documents) or (ii) in the case of Aur Shares deposited by book-entry transfer of such Aur Shares pursuant to the procedures set forth in Section 5 of this Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer", such Aur Shares will be credited to the depositing Shareholder's account maintained with CDS or DTC, as applicable. Certificates (and other relevant documents) will be forwarded by first-class mail in the name of and to the address specified by the Shareholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by Aur or its transfer agent, as soon as practicable after the termination of the Offer.

10.   Mail Service Interruption

        Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, cheques, share certificates and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. A person entitled to cheques, share certificates and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the Aur Shares were delivered, upon application to the Depositary, until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notwithstanding Section 11 of this Offer, "Notice and Delivery", the deposit of cheques, share certificates and any other relevant documents with the Depositary in such circumstance will constitute delivery to the persons entitled thereto and the Aur Shares will be deemed to have been paid for immediately upon such deposit. Notice of any determination regarding mail service delay or interruption made by the Offeror will be given in accordance with Section 11 of this Offer, "Notice and Delivery".

11.   Notice and Delivery

        Without limiting any other lawful means of giving notice, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to Shareholders if it is mailed by prepaid, first class mail to the registered holders of such securities at their respective addresses appearing in the appropriate registers maintained by Aur and will be deemed, unless otherwise specified by applicable Laws, to have been received on the first business day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail service in Canada or the United States following mailing. In the event of any interruption of mail service in Canada or the United States, the Offeror intends to make reasonable efforts to disseminate the notice by other means such as publication. In the event that post offices are not open for the deposit of mail, or there is reason to believe that there is or could be a disruption in all or any part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if (i) it is given to the TSX and the NYSE for dissemination through their facilities, (ii) if it is published once in the National Edition of The Globe and Mail or the National Post, together with the Wall Street Journal or the New York Times, and La Presse, or (iii) it is given to the Marketwire News Wire Service and the Dow Jones News Wire Service for dissemination through their facilities.

        Unless post offices are not open for the deposit of mail, the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be mailed to registered Shareholders. In addition, the Offeror will use its reasonable efforts to furnish such documents to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the security holder list, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmission to beneficial owners of Aur Shares when such list or listing is received. Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been received at one of the offices of the Depositary specified in the Letter of Transmittal.

        Wherever the Offer calls for documents to be delivered to the Depositary or the U.S. Forwarding Agent, those documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary or the U.S. Forwarding Agent in the Letter of Transmittal or at the address of the Depositary in Toronto, Ontario listed in the Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary or the U.S. Forwarding Agent, those documents will not be considered delivered unless and until they have been physically received at the particular office at the address listed in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12.   Market Purchases

        The Offeror does not currently intend, but reserves the right, to acquire, or cause an affiliate to acquire, additional beneficial ownership of Aur Shares by making purchases through the facilities of the TSX, subject to applicable laws (including Rule 14e-5 under the U.S. Exchange Act), at any time prior to the Expiry Time. In no event will the Offeror make any such purchases of Aur Shares until the third business day following the date of the Offer. The aggregate number of Aur Shares acquired by the Offeror through the facilities of the TSX during the course of the Offer shall not exceed 5% of the outstanding Aur Shares as of the date of the Offer, and the Offeror will issue and file a news release forthwith after the close of business of the TSX on each day on which such Aur Shares have been purchased. If the Offeror purchases Aur Shares through the facilities of the TSX while the Offer is outstanding, the Aur Shares so purchased shall be counted in any determination as to whether the Minimum Tender Condition has been fulfilled.

        Although the Offeror has no current intention to do so, subject to compliance with applicable securities Laws, the Offeror reserves the right to make or enter into an arrangement, commitment or understanding prior to the Expiry Time to sell after the Expiry Time any Aur Shares taken up and paid for under the Offer.

13.   Other Terms of the Offer

        No broker, dealer or other Person has been authorized to give any information or to make any representation or warranty on behalf of the Offeror other than as contained in the Offer and Circular and as set forth on the registration statement on Form F-8 filed by the Offeror in connection with the Offer, and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized.

        The provisions of the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer.

        The Offeror reserves the right to transfer or assign to one or more of its affiliates the right to purchase all or any portion of the Aur Shares deposited pursuant to the Offer. Any such transfer will not relieve the Offeror of its obligations under the Offer and will not prejudice the rights of Shareholders depositing Aur Shares to receive payment for Aur Shares validly deposited and taken up pursuant to the Offer.

        The Offer and all contracts resulting from the acceptance thereof will be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the Laws of such jurisdiction.

        This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Aur Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

        The Offer, together with the documents forming part of the Offer, constitute the take-over bid circular required under applicable Canadian provincial securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer. The Offeror, in its sole discretion, shall be entitled to make a final and binding determination on all questions relating to the Offer, the Circular, the Letters of Transmittal, the Notices of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of the withdrawal of any Aur Shares.

Dated: July 17, 2007

TECK COMINCO LIMITED Donald R. Lindsay President and Chief Executive Officer

CIRCULAR

        This Circular is supplied by Teck with respect to the accompanying Offer. The terms and provisions of the Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular and Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. Annex A (Pro Forma Consolidated Financial Statements of Teck) and Annex B (Certain Information Regarding the Directors and Executive Officers of Teck) also form part of this Circular. Capitalized words and terms used in this Circular but not defined herein will have the meanings given to them above under the heading "Glossary" immediately following the "Questions and Answers About the Offer "section of this Offer and Circular.

1.     Teck

        Teck is a Canadian company engaged primarily in the exploration for, and the development and production of, natural resources, with interests in mining and processing operations in Canada, the United States, South America and Australia. Teck is the world's second largest zinc miner and an important producer of copper and gold. Teck also holds a 45% direct and indirect interest in, and is the managing partner of, the Elk Valley Coal Partnership, which is the world's second largest producer of seaborne hard coking coal. Teck's principal products are zinc concentrate, metallurgical coal, copper concentrate and refined metals, including zinc, lead and various specialty metals. Teck produces gold from three operating mines. Teck also sells electrical power that is surplus to its requirements at the Trail metallurgical operations. Teck has a 15% interest in Fort Hills Energy Limited Partnership, which is developing the Fort Hills Project in Alberta, and has agreed to acquire a 50% interest in a partnership that will develop the Galore Creek Project in British Columbia. Teck has interests in the following principal mining and processing operations as at the date hereof:

Operation	Ownership Interest		Type of Operation	Jurisdiction
Trail	100%		Zinc/Lead Refinery	British Columbia, Canada
Red Dog	100%		Zinc/Lead Mine	Alaska, USA
Pend Oreille	100%		Zinc/Lead Mine	Washington, USA
Lennard Shelf	50%		Zinc/Lead Mine	Western Australia
Antamina	22.5%		Copper/Zinc Mine	Ancash, Peru
Highland Valley	97.5%		Copper/Molybdenum Mine	British Columbia, Canada
Elkview	38%	(1)	Coal Mine	British Columbia, Canada
Fording River	40%	(1)	Coal Mine	British Columbia, Canada
Greenhills	32%	(1)	Coal Mine	British Columbia, Canada
Coal Mountain	40%	(1)	Coal Mine	British Columbia, Canada
Line Creek	40%	(1)	Coal Mine	British Columbia, Canada
Cardinal River	40%	(1)	Coal Mine	Alberta, Canada
David Bell/Williams	50%		Gold Mine	Ontario, Canada
Pogo	40%		Gold Mine	Alaska, USA

Note:

(1)
Does not include Teck's indirect interest through ownership of units of Fording Canadian Coal Trust.

        For the fiscal year ended December 31, 2006, Teck had revenues of $6,539 million and net earnings of $2,431 million. For the three months ended March 31, 2007, Teck had revenues of $1,340 million and net earnings of $360 million.

        In the past five years, Teck has not been convicted in a criminal proceeding and has not been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Teck from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

        Certain information concerning the directors and executive officers of Teck is attached as Annex B to this Circular.

        Teck is a reporting issuer or the equivalent in all provinces and territories of Canada and files its continuous disclosure documents with the Canadian securities regulatory authorities. Such documents are available at www.sedar.com. Teck is also an SEC registrant and accordingly files with or furnishes to the SEC certain documents. Such documents are available at www.sec.gov.

        Teck is the continuing company resulting from the merger in 1963 of three companies, The Teck-Hughes Gold Mines Ltd., Lamaque Gold Mines Limited and Canadian Devonian Petroleum Ltd., incorporated in 1913, 1937 and 1951, respectively. Teck was continued under the CBCA in 1978 and since that time has undergone several other reorganizations. Teck's head and registered office is located at Suite 600, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L9.

Authorized and Outstanding Share Capital

        Teck is authorized to issue an unlimited number of Class A common shares ("Teck Class A Shares"), an unlimited number of Teck Subordinate Voting Shares and an unlimited number of preference shares, issuable in series. As at July 13, 2007, there were outstanding 9,353,470 Teck Class A Shares, 411,712,968 Teck Subordinate Voting Shares (or 416,697,332 calculated on a fully diluted basis, excluding the conversion rights of holders of Teck Class A Shares) and no preference shares.

        Teck Class A Shares carry the right to 100 votes per share. Teck Subordinate Voting Shares carry the right to one vote per share. Each Teck Class A Share is convertible, at the option of the holder, into one Teck Subordinate Voting Share. The Teck Class A Shares and the Teck Subordinate Voting Shares rank equally, including in respect of dividends and the right to receive the remaining property of Teck upon dissolution. No dividends may be paid on the Teck Class A Shares or the Teck Subordinate Voting Shares unless all dividends on any preferred shares outstanding have been paid. Subject to the rights, privileges, restrictions and conditions attaching to any preference shares, the holders of Teck Class A Shares and Teck Subordinate Voting Shares are entitled to such dividends as may be declared by the board of directors of Teck in its discretion out of funds legally available therefor. In November 2004, Teck announced that it was increasing its semi-annual dividend for 2004 to $0.30 per share. In April 2005, the semi-annual dividend rate was further increased to $0.40 per share. On April 26, 2006, Teck announced that it was increasing its semi-annual dividend to $1.00 per share. In November 2006, Teck announced a dividend payment of $1.00 per share on outstanding Class A common shares and Class B subordinate voting shares payable on January 3, 2007 to shareholders of record on December 18, 2006. At Teck's annual meeting on April 25, 2007, its shareholders approved a two-for-one subdivision of the Teck Class A Shares and Teck Subordinate Voting Shares. Teck expects to maintain the same effective annual dividend rate by reducing the semi-annual dividend to $0.50 per share. On April 25, 2007 Teck announced a post-split dividend of $0.50 per share payable on July 3, 2007 to shareholders of record on June 22, 2007.

        The attributes of the Teck Subordinate Voting Shares contain so-called "coattail provisions" which provide that, if an offer (an "Exclusionary Offer") to purchase Teck Class A Shares that is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Teck Subordinate Voting Shares on identical terms, then each Teck Subordinate Voting Share will be convertible into one Teck Class A Share. The Teck Subordinate Voting Shares will not be convertible in the event that an Exclusionary Offer is not accepted by holders of a majority of the Teck Class A Shares (excluding those shares held by the person making the Exclusionary Offer). If an offer to purchase Teck Class A Shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a "take-over bid" or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Teck Class A Shares, the coattail provisions will not apply.

        As of the date of the Offer, the voting rights attached to the outstanding Teck Subordinate Voting Shares represented approximately 30.6% of the aggregate voting rights attached to the Teck Class A Shares and Teck Subordinate Voting Shares.

        Based on the number of Aur Shares outstanding on a fully diluted basis as of July 3, 2007, as represented to Teck by Aur in the Support Agreement, and assuming that all of the Aur Shares are tendered to the Offer and all Aur Shares issuable upon exercise of Aur Options that were outstanding (or subject to an obligation of Aur to grant), as of July 3, 2007, are tendered to the Offer, and that Teck takes up and pays for such Aur Shares under the Offer, Teck will issue an additional 21,971,959 Teck Subordinate Voting Shares.

        If the Offer is successful and Teck acquires 100% of the outstanding Aur Shares, the outstanding Teck Class A Shares will constitute approximately 2.1% of the aggregate number of outstanding Teck Subordinate Voting Shares and Teck Class A Shares. Because of the dual class structure, if the Offer is successful and Teck acquires 100% of the outstanding Aur Shares, holders of Teck Class A Shares, as a group, and holders of Teck Subordinate Voting Shares as a group, will hold approximately 68.3% and 31.7%, respectively, of the total voting rights attached to outstanding Teck Class A Shares and Teck Subordinate Voting Shares.

        The Teck Class A Shares are held by many different holders and listed on the TSX. The single largest holder of Teck Class A Shares, Temagami Mining Company Limited ("Temagami"), holds approximately 4.3 million of the Teck Class A Shares representing approximately 46% of the outstanding Teck Class A Shares and approximately 31.5% of the aggregate voting interest in Teck. Keevil Holding Corporation beneficially owns approximately 51% of the outstanding shares of Temagami, and SMM Resources Incorporated, a wholly-owned subsidiary of Sumitomo Metal Mining Co. Ltd., beneficially owns approximately 49% of the outstanding shares of Temagami.

Price Range and Trading Volumes of Teck Subordinate Voting Shares

        The Teck Subordinate Voting Shares are listed and posted for trading on the TSX and the NYSE under the trading symbols "TCK.B" and "TCK", respectively. The following tables set forth, for the periods indicated, the reported high, low and closing sale prices and the aggregate volume of trading of the Teck Subordinate Voting Shares on the TSX and NYSE:

Teck Subordinate Voting Shares

Monthly Price Range and Trading Volumes

	TSX				NYSE
	High ($)	Low ($)	Close ($)	Volume (#)	High (U.S.$)	Low (U.S.$)	Close (U.S.$)	Volume (#)
2006
June	34.97	28.78	33.49	121,978,594	30.07	28.10	29.88	279,400
July	37.59	31.73	37.45	68,277,012	33.26	27.82	33.06	2,780,600
August	41.40	36.21	36.80	94,369,542	37.03	32.31	33.41	8,237,600
September	39.40	32.18	35.00	57,082,816	35.65	28.76	31.25	4,888,400
October	43.12	32.53	41.33	61,918,468	38.57	28.83	36.85	4,602,600
November	43.99	39.02	43.03	53,609,824	39.00	34.11	37.48	8,697,800
December	47.58	41.16	43.95	49,395,664	41.03	35.61	37.68	6,995,200
2007
January	44.73	38.55	43.38	58,114,396	37.44	32.64	36.92	9,419,200
February	44.35	40.18	41.24	47,680,252	38.08	34.15	35.23	10,196,610
March	41.72	37.80	40.25	64,074,964	36.00	32.12	34.80	12,460,800
April	44.50	40.13	42.05	51,694,982	39.49	34.75	38.02	11,844,650
May	48.64	41.55	45.20	54,460,571	43.80	37.80	42.24	11,250,350
June	50.01	43.70	45.20	54,799,989	46.91	41.12	42.50	11,930,500
July 1 to 13	53.35	44.75	52.09	24,697,344	50.89	42.27	49.65	8,252,834

Notes:

(1)
Teck Subordinate Voting Shares began trading on the NYSE on June 29, 2006.

(2)
On April 25, 2007, the shareholders of Teck approved a two-for-one subdivision of the Teck Class A Shares and the Teck Subordinate Voting Shares, effective May 7, 2007. The share prices and volume of shares in the above table are given on a post-subdivision basis.

(3)
Source for data in table is Bloomberg.

Teck Subordinate Voting Shares

Quarterly Price Range and Trading Volumes

	TSE				NYSE
	High ($)	Low ($)	Close ($)	Volume (#)	High (U.S.$)	Low (U.S.$)	Close (U.S.$)	Volume (#)
2006
January-March	39.07	30.79	37.57	156,411,686	—	—	—	—
April-June	43.88	28.78	33.49	321,290,946	30.07	28.10	29.88	279,400
July-September	41.40	31.73	35.00	219,729,370	37.03	27.82	31.25	15,906,600
October-December	47.58	32.53	43.95	164,923,956	41.03	28.83	37.68	20,295,600
2007
January-March	44.73	37.80	40.25	169,869,612	38.08	32.12	34.80	32,076,610
April-June	50.01	40.13	45.20	160,955,542	46.91	34.75	42.50	35,025,500

Notes:

(1)
Teck Subordinate Voting Shares began trading on the NYSE on June 29, 2006.

(2)
On April 25, 2007, the shareholders of Teck approved a two-for-one subdivision of the Teck Class A Shares and the Teck Subordinate Voting Shares, effective May 7, 2007. The share prices and volume of shares in the above table are given on a post-subdivision basis.

(3)
Source for data in table is Bloomberg.

        Teck announced its intention to make the Offer on July 3, 2007. On June 29, 2007, the last trading day prior to such announcement, the closing price of the Teck Subordinate Voting Shares on the TSX was $45.20. The volume-weighted average closing price of the Teck Subordinate Voting Shares on the TSX for the 20 trading days ending on June 29, 2007 was $46.86.

Recent Developments

        On May 23, 2007, Teck and NovaGold announced the proposed formation of a partnership that plans to invest approximately U.S.$2 billion to build the Galore Creek copper-gold mine in northwestern British Columbia. On closing of the transaction, expected to occur on August 1, 2007, NovaGold and Teck will each hold a 50% interest in the Galore Creek Partnership.

        To earn its 50% interest in the Galore Creek Partnership, Teck will fund approximately U.S.$478 million (Cdn.$520 million) in construction costs, with each company responsible for its pro rata share of funding thereafter. In addition, NovaGold will receive up to U.S.$50 million of preferential distributions once the Galore Creek Project is fully operational, if the project exceeds certain agreed upon minimum revenues in the first year of commercial production.

        The Galore Creek Project is expected to produce 432 million pounds of copper, 341,000 ounces of gold and 4 million ounces of silver annually for the first 5 years of production, significantly increasing Teck's annual copper and gold production.

        On June 28, 2007, Teck and its partners in the Fort Hills Energy Limited Partnership, Petro-Canada and UTS Energy Corporation, announced that the Fort Hills Partnership had adopted the design basis memorandum for the Fort Hills Project in Alberta. The preliminary capital cost estimate for the mine and upgrading components of the first phase of the Fort Hills Project is $14.1 billion, including escalation but not including front end engineering and design and third party capital. The partners announced that the first phase of the project is planned to produce 140,000 barrels per day of synthetic crude oil beginning in the second quarter of 2012, with first bitumen production expected to begin in the fourth quarter of 2011. A second phase of the Fort Hills Project is expected to be developed, doubling the Phase 1 capacity at an incremental capital cost of $12.1 billion, not including front end engineering and design and third party capital.

Teck Documents Incorporated by Reference and Further Information

        Further information with respect to Teck is set forth in Annex A (Pro Forma Consolidated Financial Statements), which are incorporated into and form part of this Circular. The following documents of Teck, copies of which can be found at www.sedar.com and www.sec.gov, are specifically incorporated by reference into this Circular:

  (a)
  Annual Information Form dated February 26, 2007 for the year ended December 31, 2006;

  (b)
  Audited Consolidated Financial Statements, and the related notes thereto, as at December 31, 2006 and 2005 and for each of the years in the three year period ended December 31, 2006 and the Auditors' Report thereon;

  (c)
  Management's Discussion and Analysis of Financial Position and Operating Results for the year ended December 31, 2006;

  (d)
  Management Proxy Circular dated March 1, 2007 for Teck's annual meeting of shareholders held on April 25, 2007;

  (e)
  Unaudited Consolidated Interim Financial Statements and the related notes thereto for the three months ended March 31, 2007 and 2006;

  (f)
  Management's Discussion and Analysis of Financial Position and Operating Results for the three months ended March 31, 2007 and 2006;

  (g)
  Material Change Report dated April 27, 2007 in respect of Teck's announcement that its shareholders approved a two-for-one subdivision of its outstanding Class A common shares and Class B subordinate voting shares, effective as of the close of business on May 7, 2007;

  (h)
  Material Change Report dated July 4, 2007 concerning the entering into of the Support Agreement by Teck and Aur and Teck's intention to make the Offer; and

  (i)
  Amendment No. 1 dated July 5, 2007 to Annual Report on Form 40-F filed with the SEC on March 26, 2007.

        Any documents of Teck of the type referred to above (excluding confidential material change reports) filed by Teck with a securities regulatory authority in Canada on or after the date of this Offer and Circular and prior to the Expiry Time, will be deemed to be incorporated by reference into this Circular and as exhibits to the Registration Statement on the Form F-8 of which this Offer and Circular forms a part.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or in any subsequently filed document that also is or is deemed to be incorporated herein by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

        Information has been incorporated by reference in this Circular from documents filed with the securities regulatory authority in each of the provinces and territories of Canada. Copies of the documents incorporated by reference in the Circular regarding Teck may be obtained on request without charge from the Corporate Secretary, Teck Cominco Limited, Suite 600, 200 Burrard Street, Vancouver, British Columbia,

Canada, V6C 3L9, telephone: (604) 687-1117. For purpose of the Province of Québec, the Circular contains information to be completed by consulting the permanent information record, a copy of which permanent information record may be obtained without charge from the Corporate Secretary of Teck at the above-mentioned address and telephone number. Copies of documents incorporated by reference or forming part of the permanent information record may be obtained by accessing the website of the Canadian securities regulatory authorities located at www.sedar.com and the SEC website located at www.sec.gov.

        Information contained in or otherwise accessed through Teck's website, www.teckcominco.com, or any other website does not form part of this Offer and Circular. All such references to Teck's website, or any other website, are inactive textual references only.

2.     Aur

        The information concerning Aur contained in this Offer and Circular, including information incorporated herein by reference, has been taken from or is based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although Teck has no knowledge that would indicate that any statements contained herein taken from or based on such documents and records are untrue or incomplete, Teck does not assume any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by Aur to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Teck.

Overview

        Aur is a Canadian company active in the acquisition, exploration, development and mining of mineral properties. Aur's principal mining assets consist of its 76.5% shareholding interest in the Quebrada Blanca copper mine in Chile, its 90% shareholding interest in the Andacollo copper mine and the Andacollo hypogene copper-gold deposit under development in Chile and its 100% interest in the Duck Pond copper-zinc mine in Newfoundland, Canada.

        According to Aur's financial statements for the fiscal year ended December 31, 2006, Aur had revenues of approximately U.S.$738 million and net earnings of approximately U.S.$294 million for such period. According to Aur's interim financial statements for the three months ended March 31, 2007, Aur had revenues of approximately U.S.$156 million and net earnings of approximately U.S.$58 million for such period.

        Aur was incorporated under the CBCA in 1981. Aur's executive and registered office is located at Suite 2501, 1 Adelaide Street East, Toronto, Ontario, Canada, M5C 2V9.

        Aur is a reporting issuer or the equivalent in all provinces and territories of Canada and files its continuous disclosure documents with the Canadian securities regulatory authorities and with the Chilean Superintendencia de Valores y Seguros. Such documents are available at www.sedar.com and at www.bolsadesantiago.com.

Share Capital of Aur

        The authorized share capital of Aur consists of an unlimited number of common shares and an unlimited number of Class A shares issuable in series. Based on information provided by Aur, as at July 3, 2007, there were 100,466,206 Aur Shares outstanding calculated on a fully-diluted basis and no Class A shares issued and outstanding.

        Each holder of Aur Shares is entitled to receive notice of, to attend and to vote at, on the basis of one vote for each Aur Share held, all meetings of shareholders of Aur other than meetings at which the holders of another class or series of shares are entitled to vote separately.

        The holders of Aur Shares are entitled to such dividends as may be declared by the board of directors of Aur in its discretion out of funds legally available therefor.

        In 2005, Aur declared dividends of $0.05 per share payable on July 1, 2005 to shareholders of record on June 1, 2005 and of $0.15 per share, comprised of the regular semi-annual dividend of $0.05 and a special dividend of $0.10 per share, payable on January 1, 2006 to shareholders of record on December 1, 2005. In 2006, Aur declared dividends of $0.15 per share, comprised of the regular semi-annual dividend of $0.05 per share and a special dividend of $0.10 per share, payable on July 1, 2006 to shareholders of record on June 1, 2006 and of $1.05 per share, comprised of the regular semi-annual dividend of $0.05 per share and a special dividend of $1.00 per share, payable on January 31, 2007 to shareholders of record on January 9, 2007. In 2007 and future years, Aur has announced that it expects to declare regular semi-annual dividends of $0.05 per share, payable on July 1 of that year and January 1 of the subsequent year, to shareholders of record on June 1 and December 1 of each calendar year. On July 3, 2007, Aur paid a dividend of $0.05 per share to shareholders of record on June 1, 2007. Aur has also announced that it considers at least annually as appropriate the payment of special dividends in addition to the regular semi-annual dividends.

        The holders of Aur Shares shall, in the event of a distribution of assets of Aur among its shareholders on a liquidation, dissolution or winding-up of Aur, whether voluntary or involuntary, or any other distribution of assets of Aur among its shareholders for the purpose of winding up its affairs, be entitled to receive, in respect of each share so held, a pro rata share of such assets of Aur distributable to holders of Aur Shares.

Price Range and Trading Volume of Aur Shares

        The Aur Shares are listed and posted for trading on the TSX and the SSE under the symbol "AUR". The following tables set forth, for the periods indicated, the reported high, low and closing sale prices and the aggregate volume of trading of the Aur Shares on the TSX:

Aur Shares

Monthly Price Range and Trading Volumes

	TSX
	High ($)	Low ($)	Close ($)	Volume (#)
2006
June	17.98	13.30	17.80	13,828,764
July	19.93	16.29	19.65	9,833,567
August	20.35	17.35	18.65	12,410,207
September	20.25	16.04	18.00	12,291,222
October	23.09	16.27	21.74	14,728,674
November	24.47	18.28	24.35	18,718,865
December	26.91	21.61	24.26	18,585,734
2007
January	24.26	19.79	22.71	23,538,141
February	23.28	19.70	20.95	17,980,317
March	24.83	18.13	24.30	28,169,597
April	26.64	23.75	24.39	18,758,394
May	31.00	24.01	29.86	25,244,454
June	34.55	29.79	31.70	16,468,644
July 1 to 13	42.40	40.62	42.21	30,638,934

Note: Source for data in table is Bloomberg.

Aur Shares

Quarterly Price Range and Trading Volumes

	TSX
	High ($)	Low ($)	Close ($)	Volume (#)
2006
January – March	16.15	11.52	14.83	46,323,276
April – June	21.10	13.30	17.80	49,549,305
July – September	20.35	16.04	18.00	34,534,996
October – December	26.91	16.27	24.26	52,033,273
2007
January – March	24.83	18.13	24.30	69,688,055
April – June	34.55	23.75	31.70	60,471,492

Note: Source for data in table is Bloomberg.

        Teck announced its intention to make the Offer on July 3, 2007. On June 29, 2007, the last trading day prior to such announcement, the closing price of the Aur Shares on the TSX was $31.70. The volume-weighted average closing price of the Aur Shares on the TSX for the 20 trading days ending on June 29, 2007 was $31.74.

Aur Documents Incorporated by Reference

        The following documents of Aur, which can be found at www.sedar.com, are specifically incorporated by reference into this Circular:

  (a)
  the audited comparative financial statements of Aur and the related notes thereto as at December 31, 2006 and 2005 and for each of the years in the two-year period ended December 31, 2006; and

  (b)
  the restated unaudited comparative interim consolidated financial statements and the related notes thereto as at March 31, 2007 and for the three month period ended March 31, 2007 and 2006.

        Copies of the foregoing documents may be obtained on request without charge from Aur's Secretary at Aur Resources Inc., Suite 2501, 1 Adelaide Street East, Toronto, Ontario, Canada, M5C 2V9, telephone: (416) 362-2614.

3.     Recommendation of the Board of Directors of Aur

        Aur has confirmed in the Support Agreement that the board of directors of Aur, upon consultation with its financial and legal advisors, and based on a recommendation of a special committee of its board of directors, has unanimously determined that the price offered under the Offer is fair from a financial point of view to all Shareholders and that it is in the best interests of Aur for the Offer to be made and for the board of directors of Aur to support the Offer. The board of directors of Aur has unanimously recommended that Shareholders accept the Offer. Accompanying this Offer and Circular is the Directors' Circular of Aur making its recommendation that Shareholders accept the Offer and tender their Aur Shares to the Offer.

4.     Background to the Offer

Background

        Teck has been considering a variety of acquisition opportunities for some time.

        On March 5, 2007, Mr. Donald R. Lindsay, Teck's President and Chief Executive Officer, spoke with Dr. James W. Gill, Aur's President and Chief Executive Officer, at the Prospectors and Developers

Association of Canada awards dinner in Toronto, and indicated that Teck would have an interest in discussing a potential acquisition of Aur, should that be of interest to the board of directors of Aur.

        At a meeting of the Teck board of directors held on June 8, 2007, Mr. Lindsay was authorized to approach Dr. Gill to discuss a potential offer by Teck to acquire all of the outstanding Aur Shares.

        On or about June 15, 2007, Mr. Lindsay telephoned Dr. Gill inquiring as to whether the board of directors of Aur would be receptive to discussions concerning a potential offer by Teck to acquire all of the outstanding Aur Shares. Dr. Gill indicated to Mr. Lindsay that Aur would be receptive to such discussions depending on the terms.

        On June 21, 2007, Mr. Lindsay met with Dr. Gill in Toronto to further discuss a potential transaction in general terms.

        On June 21, 2007, at a telephone meeting of the Teck board of directors, Mr. Lindsay reported on his meeting with Dr. Gill, and the possibility of a transaction with Aur and possible key terms were discussed.

        On June 22, 2007, Teck retained Merrill Lynch Canada Inc. to act as its financial advisor in connection with a potential acquisition of Aur, and management of Teck began to work with Merrill Lynch Canada Inc. to analyze the proposed transaction.

        On June 26, 2007, the Teck board of directors met again to review in detail the proposed transaction. At that meeting, the Teck board of directors authorized management to enter into negotiations with Aur on the basis of terms outlined by management. Following the meeting, Teck submitted a preliminary and non-binding expression of interest in respect of a potential offer to acquire all of the outstanding common shares of Aur. The expression of interest contemplated consideration of $38.50 per Aur common share consisting of 75% cash and 25% Teck Subordinate Voting Shares, subject to Teck entering into a definitive support agreement on customary terms and certain other conditions including the payment by Aur to Teck of a termination fee in certain circumstances. Discussions followed between Mr. Lindsay and Dr. Gill and Aur's financial advisor, CIBC World Markets Inc., concerning the terms of a possible offer and the proposed mix of consideration.

        On June 27, 2007, Dr. Gill telephoned Mr. Lindsay and indicated that a special committee of Aur directors had been struck and supported pursuing the transaction, subject to further discussions with respect to price, the mix of consideration and other terms.

        On June 29, 2007, Teck entered into a confidentiality and standstill agreement with Aur, pursuant to which Aur agreed to provide confidential information to Teck for the purpose of furthering a transaction between Aur and Teck. In addition, Teck provided a draft support agreement to Aur containing proposed deal protection terms, including non-solicitation provisions and a termination fee payable by Aur to Teck in certain circumstances.

        Over the next few days, Teck, together with its legal and financial advisors, reviewed certain technical and other information of Aur. During the period from June 28, 2007 to July 2, 2007, representatives of Teck and Aur met to further discuss the terms of the proposed offer. During the period from June 29, 2007 to July 3, 2007, Teck, together with its legal counsel, Lang Michener LLP, and its financial advisor, conducted discussions with Aur and its legal counsel, Heenan Blaikie LLP, and its financial advisor, to finalize the definitive terms of the Offer and the Support Agreement.

        On June 30, 2007, CIBC World Markets Inc. (as requested by Aur's special committee) presented a counter proposal to Teck including consideration consisting of 75% cash and 25% shares, with the share exchange ratio to be fixed at closing and a reduced termination fee payable by Aur to Teck in certain circumstances.

        On July 2, 2007, Mr. Lindsay advised Dr. Gill that, subject to final approval by the Teck board of directors, Teck wished to proceed with the offer to acquire the Aur Shares on the basis of Cdn.$41.00 in cash per Aur Share or 0.8749 of a Teck Subordinate Voting Share, at the election of Shareholders, subject to limitations on the aggregate amount of cash consideration (not to exceed 75% of the offered consideration)

and share consideration (not to exceed 25% of the offered consideration), and subject to reaching final agreement on the terms of the Support Agreement.

        On July 2, 2007, the board of directors of each of Teck and Aur met separately to consider the proposed transaction and to consider advice from their respective financial and legal advisors. At the July 2, 2007 meeting of the Teck board of directors, members of Teck's senior management provided an update on the status of negotiations in respect of the proposed transaction with Aur. The Teck board of directors reviewed the proposed final terms of the Offer and the Support Agreement and discussed various financial and legal matters relating to the proposed transaction. Following discussions, Teck's board of directors unanimously approved the proposed offer and authorized Teck's senior management to enter into the Support Agreement on behalf of Teck.

        Aur has advised Teck that, on July 2, 2007, Aur's board of directors met to consider the revised terms of the proposed transaction as well as the advice and recommendations of Aur's legal and financial advisors. Following a recommendation of Aur's special committee to support the proposed transaction, Aur's board of directors unanimously approved proceeding with the proposed transaction and entering into the Support Agreement.

        The Support Agreement was finalized and executed by Teck and Aur on July 3, 2007 and the Offer was publicly announced prior to the opening of the markets on the morning of July 3, 2007.

Support Agreement

        The Support Agreement sets forth, among other things, the terms and conditions upon which the Offer is to be made by Teck. The following is a summary of the principal terms of the Support Agreement. This summary is qualified in its entirety by the full text of the Support Agreement filed by Teck (i) with the Canadian securities regulatory authorities and available at www.sedar.com and (ii) with the SEC and available at www.sec.gov.

The Offer

        Teck agreed to make the Offer on the terms and subject to the conditions set forth in the Support Agreement.

Support for the Offer

        Aur has confirmed in the Support Agreement that the board of directors of Aur, upon consultation with its financial and legal advisors, and based on a recommendation of a special committee of its board of directors, has unanimously determined that the price offered under the Offer is fair from a financial point of view to all Shareholders and that it is in the best interests of Aur for the Offer to be made and for the board of directors of Aur to support the Offer. The board of directors of Aur has unanimously recommended that Shareholders accept the Offer.

Board Representation

        Aur has agreed that, promptly upon the purchase by Teck of such number of Aur Shares, which represents at least a majority of the outstanding Aur Shares, Teck will be entitled to designate such number of members of the Aur board of directors, and any committees thereof, as is proportionate to the percentage of the outstanding Aur Shares owned by Teck (the time of such election or appointment of such directors being the "Effective Time").

Representations and Warranties

        The Support Agreement contains a number of customary representations and warranties of Teck and Aur relating to, among other things: corporate status; capitalization; and the corporate authorization and enforceability of, and board approval of, the Support Agreement and the Offer. The representations and warranties also address various matters relating to the business, operations and properties of each of the parties and their respective subsidiaries, including: accuracy of financial statements; absence of undisclosed liabilities; absence of any Material Adverse Effect and certain other changes or events since the date of the last audited financial statements; absence of defaults under instruments evidencing any indebtedness or other contracts; absence of litigation or other actions which if determined adversely would reasonably be expected to have a Material Adverse Effect; intellectual property; employment and labour matters; pension matters; tax matters; compliance with laws, licenses and permits; insurance; environmental matters; title to properties; preparation and disclosure of mineral reserves and resource estimates; accuracy of reports required to be filed with applicable securities regulatory authorities; existence and maintenance of disclosure controls and procedures; and maintenance of internal controls over financial reporting.

Conduct of the Business of Aur

        In the Support Agreement, Aur agreed that, prior to the earlier of the time of the appointment or election to its board of directors of persons designated by Teck who represent a majority of the directors of Aur and the termination of the Support Agreement, Aur will, and will cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice and not to undertake certain types of activities unless Teck otherwise agrees in writing or it is otherwise permitted under the Support Agreement. Aur also agreed not to enter into any transaction or perform any act which might interfere with or be materially inconsistent with the successful completion of the Offer or the Contemplated Transaction or which would render, or which reasonably may be expected to render, inaccurate any of Aur's representations and warranties in the Support Agreement.

        Aur also agreed to promptly notify Teck of (i) any material adverse change (within the meaning of the Securities Act (Ontario)), on a consolidated basis, in the operation of its businesses or in the operation of its properties and of any material governmental or third party complaints, investigations or hearings; and (ii) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (x) cause any of the representations or warranties of Aur contained in the Support Agreement to be untrue or inaccurate; or (y) result in the failure in any material respect of Aur to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied prior to the Effective Time.

Other Covenants

        Each of Aur and Teck has also agreed in the Support Agreement to a number of mutual covenants, including to co-operate and use their commercially reasonable efforts in good faith to take, or cause to be taken, all reasonable actions reasonably necessary to discharge their respective obligations under the Support Agreement and the Offer, and to complete the Contemplated Transaction, including their obligations under applicable securities laws and competition and foreign investment laws. Aur also agreed, subject to the conditions in the Support Agreement, to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Contemplated Transaction, including the execution and delivery of such documents as Teck may reasonably require, and use commercially reasonable efforts to obtain all necessary waivers, consents, rulings, orders and approvals, and to effect all necessary registrations and filings, including, but not limited to, filings under applicable laws and submissions of information requested by governmental entities.

Covenants Regarding Non-Solicitation

        The Support Agreement contains certain "non-solicitation" provisions pursuant to which Aur has agreed that it will not, directly or indirectly, take any action of any kind which might, directly or indirectly, interfere with the successful acquisition of Aur Shares pursuant to the Offer or the Contemplated Transaction, including any action to:

  •
  solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers regarding any (i) merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, dissolution or winding-up in respect of Aur or any subsidiary of Aur; (ii) any sale or acquisition of 20% or more of the fair market value of the assets of Aur on a consolidated basis; (iii) any sale or acquisition of 20% or more of Aur's shares of any class or rights or interests therein or thereto; (iv) any sale of any interest in any material joint ventures or material mineral properties; (v) any similar business combination or transaction of or involving Aur, any subsidiary or material joint venture of Aur, other than with Teck; or (vi) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any Person other than Teck (any such proposal or offer being referred to as an "acquisition proposal");

  •
  engage in any discussions or negotiations regarding, or provide any confidential information with respect to, any acquisition proposal provided that, Aur may advise any Person making an unsolicited acquisition proposal that such acquisition proposal does not constitute a superior proposal (as described below) when Aur's board of directors has so determined;

  •
  withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Teck, the approval or recommendation of Aur's board of directors or any committee thereof of the Support Agreement or the Offer;

  •
  approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, or remain neutral with respect to, any acquisition proposal; or

  •
  accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any acquisition proposal (other than a confidentiality agreement contemplated below).

        The Support Agreement provides that, notwithstanding the foregoing restrictions, the board of directors of Aur is permitted to (i) withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Teck the approval or recommendation of the Offer or (ii) engage in discussions or negotiations with, or provide information pursuant to the Support Agreement to, any Person in response to an acquisition proposal by any such Person, if and only to the extent that:

  •
  it has received an unsolicited bona fide written acquisition proposal from such Person and the board of directors of Aur has determined in good faith based on information then available and after consultation with its financial advisors that such acquisition proposal constitutes a superior proposal;

  •
  in the case of clause (i) above, Aur shall have complied with all other requirements relating to the acceptance, approval or recommendation of an acquisition proposal;

  •
  Aur's board of directors, after consultation with outside legal counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under all applicable laws;

  •
  in the case of clause (ii) above, prior to providing any information or data to such Person in connection with such acquisition proposal, Aur's board of directors receives from such Person an executed confidentiality agreement which includes a standstill provision (on terms no less favourable to Aur than those contained in the Confidentiality Agreement) that restricts such Person from announcing an intention to acquire, or acquiring, any securities or assets of Aur without the approval of Aur (other than pursuant to a superior proposal) for a period of not less than 12 months from the date of such confidentiality agreement (and Aur sends a copy of any such confidentiality agreement to Teck promptly upon its execution and that Teck is immediately provided with a list of, or in the case of information that was not previously made available to Teck, copies of, any information provided to such Person); and

  •
  in the case of clause (ii) above, prior to providing any information or data to any such Person or entering into discussions or negotiations with any such Person who has made an acquisition proposal, Aur has complied with the requirements of the Support Agreement requiring notice to Teck of an acquisition proposal.

        The Support Agreement defines a "superior proposal" as an unsolicited bona fide acquisition proposal made by a third party to Aur in writing after the date of the Support Agreement: (i) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, dissolution, winding-up or similar transaction, all of the Aur Shares and offering or making available the same consideration in form and amount per Aur Share to be purchased or otherwise acquired; (ii) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (iii) in respect of which any required financing to complete such acquisition proposal has been demonstrated to the satisfaction of the board of directors of Aur, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel), is reasonably likely to be obtained, (iv) which is not subject to a due diligence and/or access condition which would allow access to the books, records, personnel or properties of Aur or any subsidiary or their respective representatives for a period exceeding three days; (v) which is offered or made available to all Shareholders on the same terms in Canada and, if Shareholders resident in the United States beneficially own more than 5% of the issued and outstanding Aur Shares, in the United States (provided, however, that the consideration offered and payable to Shareholders resident in the United States may be the cash equivalent of the consideration offered and payable to Shareholders resident in Canada); (vi) in respect of which the board of directors of Aur determines in good faith (after receipt of advice from its financial advisors with respect to (y) below and outside legal counsel with respect to (x) below) that (x) failure to recommend such acquisition proposal to Shareholders would be inconsistent with its fiduciary duties and (y) which would, taking into account all of the terms and conditions of such acquisition proposal, if consummated in accordance with its terms (and also taking into account all risks of non-completion), result in a transaction more favourable to Shareholders from a financial point of view than the Offer (including any adjustment to the terms and conditions of the Offer proposed by Teck pursuant to the Support Agreement); and (vii) that, subject to compliance with the requirements of the Support Agreement, the board of directors of Aur has determined to recommend to Shareholders.

        From and after the date of the Support Agreement, Aur must promptly (and in any event within 24 hours after it has received an acquisition proposal), notify Teck, at first orally and then in writing, of any acquisition proposal (or any amendment thereto) or any request for non-public information relating to Aur or any subsidiary or any material joint venture or material mineral property of which Aur's directors, officers, representatives or agents are or became aware, or any amendments to the foregoing. Such notice shall include a description of the terms and conditions of, and the identity of the Person making, the acquisition proposal (including any amendment thereto), and shall include copies of any such acquisition proposal or any amendment thereto. Aur must also provide such other details of the acquisition proposal, or any amendment thereto, as Teck may reasonably request. Aur shall keep Teck promptly and fully informed of the status, including any change to the material terms of any such acquisition proposal, or any amendment thereto, and will respond promptly to all inquiries by Teck with respect thereto.

        Aur is not permitted to accept, approve or recommend, nor enter into any agreement relating to, an acquisition proposal (other than a confidentiality agreement contemplated by the Support Agreement) unless:

  •
  the acquisition proposal constitutes a superior proposal;

  •
  Aur has complied with the non-solicitation restrictions in the Support Agreement;

  •
  Aur has provided Teck with notice in writing that there is a superior proposal together with all documentation related to and detailing the superior proposal (including a copy of the confidentiality agreement between Aur and the Person making the superior proposal if not previously delivered) at least five business days prior to the date on which the board of directors of Aur proposes to accept, approve, recommend or to enter into any agreement relating to such superior proposal;

  •
  five business days shall have elapsed from the later of the date Teck received notice of Aur's proposed determination to accept, approve, recommend or to enter into any agreement relating to such superior proposal, and the date Teck received a copy of the written proposal in respect of the acquisition proposal and, if Teck has proposed to amend the terms of the Offer in accordance with the Support Agreement, the board of directors of Aur (after receiving advice from its financial advisors and outside legal counsel) shall have determined in good faith that the acquisition proposal is a superior proposal compared to the proposed amendment to the terms of the Offer by Teck;

  •
  if Aur proposes to enter into a definitive agreement with respect to a superior proposal after complying with the requirements of the Support Agreement, Aur concurrently terminates the Support Agreement in accordance with its terms; and

  •
  in the case of the clause immediately above, Aur has previously, or concurrently will have, paid to Teck the termination payment as described below under "Termination Payment".

Teck Opportunity to Match

        Pursuant to the Support Agreement, Aur has agreed that, during the five business day period referred to above or such longer period as Aur may approve for such purpose, Teck shall have the opportunity, but not the obligation, to propose to amend the terms of the Offer. The board of directors of Aur must review any proposal by Teck to amend the terms of the Offer in order to determine, in good faith in the exercise of its fiduciary duties, whether Teck's proposal to amend the Offer would result in the acquisition proposal not being a superior proposal compared to the proposed amendment to the terms of the Offer.

        The board of directors of Aur shall promptly reaffirm its recommendation of the Offer by press release after: (x) any acquisition proposal (which is determined not to be a superior proposal) is publicly announced or made; or (y) the board of directors of Aur determines that a proposed amendment to the terms of the Offer would result in the acquisition proposal not being a superior proposal, and Teck has so amended the terms of the Offer.

Termination

        The Support Agreement may be terminated at any time prior to the Effective Time:

  (a)
  by mutual written consent of Teck and Aur;

  (b)
  by Aur, if Teck does not mail the Offer by 11:59 p.m. (Toronto time) on the 30th business day following execution of the Support Agreement (the "Latest Mailing Time"), as such mailing time may be extended pursuant to the terms of the Support Agreement;

  (c)
  by Teck at any time prior to the mailing of the Offer, if any condition to making the Offer for Teck's benefit is not satisfied or waived by such date, provided that Teck is not in material breach of certain of its obligations under the Support Agreement;

  (d)
  by Teck if the Minimum Tender Condition or any other condition of the Offer shall not be satisfied or waived at the Expiry Time, as such Expiry Time may be extended by Teck in its sole discretion, and Teck shall not elect to waive such condition;

  (e)
  by Teck or Aur, if Teck does not take up and pay for the Aur Shares tendered to the Offer by a date that is 120 days following the date of the Support Agreement (the "Outside Date"), provided that such right to terminate the Support Agreement shall not be available to the party seeking to terminate if any action of such party or its affiliates, or any failure of such party or its affiliates to perform any of its obligations under the Support Agreement required to be performed by it, shall have resulted in a condition contained in the conditions set forth in the Offer not having been satisfied prior to the Outside Date;

  (f)
  by Teck, if: (i) any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling enjoining or otherwise prohibiting the Contemplated Transaction (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable); or (ii) any litigation or other proceeding is pending or has been threatened to be instituted by any Person or Governmental Entity, which, in the good faith judgment of Teck, could reasonably be expected to result in a decision, order, decree or ruling which enjoins, prohibits, grants damages in a material amount in respect of, or materially impairs the benefits of, the Contemplated Transaction;

  (g)
  by Aur, if: (i) Teck has not complied in all material respects with its covenants or obligations under the Support Agreement; or (ii) any representation or warranty of Teck set out in the Support

    Agreement shall have been at the date of the Support Agreement untrue or incorrect or shall have become untrue or incorrect at any time prior to the Expiry Time and such untrue or incorrect representation or warranty is not curable or, if curable, is not cured by the earlier of such date which is ten calendar days from the date of notice of such breach and the Expiry Time, except for any untrue or incorrect representations or warranties which, individually or in the aggregate, would not, or would not reasonably be expected to, have a Material Adverse Effect on Teck;

  (h)
  by Teck, if: (i) Aur has not complied in all material respects with any of its covenants or obligations under the Support Agreement; or (ii) any representation or warranty of Aur set out in the Support Agreement shall have been at the date of the Support Agreement untrue or incorrect or shall have become untrue or incorrect at any time prior to the Expiry Time and such untrue or incorrect representation or warranty is not curable or, if curable, is not cured by the earlier of such date which is ten calendar days from the date of notice of such breach and the Expiry Time, except for any untrue or incorrect representations or warranties which, individually or in the aggregate, would not, or would not reasonably be expected to, prevent or materially delay the completion of the Offer prior to the Expiry Time, the completion of the Contemplated Transaction, including any Compulsory Acquisition or any Subsequent Acquisition Transaction or have a Material Adverse Effect on Aur;

  (i)
  by Teck, if: (i) the board of directors of Aur or any committee thereof fails to recommend or withdraws, modifies, changes or qualifies its approval or recommendation of the Support Agreement or the Offer in any manner adverse to Teck; or (ii) the board of directors of Aur or any committee thereof recommends or approves, or publicly proposes to recommend or approve, an acquisition proposal;

  (j)
  by Teck, if the board of directors of Aur or any committee thereof fails to publicly affirm its approval or recommendation of the Offer within five calendar days of any written request to do so from Teck; and

  (k)
  by Aur, if Aur proposes to enter into a definitive agreement with respect to a superior proposal in compliance with the provisions of Support Agreement, provided that Aur has previously or concurrently will have paid to Teck the applicable termination fee and expense fee and further provided that Aur has not breached any of its covenants, agreements or obligations in the Support Agreement.

Termination Payment

        Aur must pay Cdn.$140 million to Teck, if:

  •
  the Support Agreement is terminated in the circumstances set out in paragraphs (i), (j) or (k) under "Termination" above, unless: (A) the termination is under paragraph (i) or (j) and arises solely as a result of a Material Adverse Change in respect of Teck which has occurred since the date of the Support Agreement; and (B) the board of directors of Aur has determined in good faith (after receipt of advice from its legal and financial advisors) that: (x) a Material Adverse Change in Teck has occurred since the date of the Support Agreement; and (y) the failure to change the Aur Board's recommendation, or refusal to reaffirm such recommendation, would be inconsistent with its fiduciary duties;

  •
  the Support Agreement is terminated pursuant to paragraph (h) under "Termination" above as a result of Aur being in default of any of its covenants or obligations contained in the non-solicitation and opportunity to match provisions of the Support Agreement; or

  •
  (A) prior to the termination of the Support Agreement a competing proposal (as described below) is publicly announced or otherwise made; and (B) during the period commencing on the date of the Support Agreement and ending 12 months following the termination of the Support Agreement (X) such competing proposal (as defined below) is consummated, or (Y) the board of directors of Aur approves or recommends such competing proposal, or Aur enters into a definitive agreement with respect to such competing proposal, and that competing proposal is subsequently consummated at any time thereafter.

        The Support Agreement defines "competing proposal" as (i) any merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, or similar transaction in respect of Aur; (ii) any purchase or other acquisition by a Person (other than Teck) of such number of Aur Shares or any rights or interests therein or thereto which together with such Person's other direct or indirect holdings of Aur Shares and the holdings of any other Person or Persons with whom such first Person may be acting jointly or in concert constitutes at least 50.01% of the outstanding Aur Shares; (iii) any similar business combination or transaction, of or involving Aur; or (iv) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any Person other than Teck.

Expense Reimbursement

        Aur must pay a Cdn.$5 million expense fee to Teck if the Support Agreement is terminated in the circumstances set out in paragraph (h) under "Termination" above prior to the Effective Time. Teck must pay a Cdn.$5 million expense fee to Aur if the Support Agreement is terminated in the circumstances set out in paragraphs (b) or (g) under "Termination" above prior to the Effective Time.

Directors' and Officers' Insurance

        From and after the purchase by Teck of such number of Aur Shares as represents at least a majority of the then outstanding Aur Shares (being referred to as the "effective date"), Teck agrees that for the period from the Expiry Time until six years after the Expiry Time, Teck will cause Aur or any successor to Aur to maintain Aur's current directors' and officers' insurance policy or a policy reasonably equivalent subject in either case to terms and conditions no less advantageous to the directors and officers of Aur than those contained in the policy in effect on the date of the Support Agreement, for all present and former directors and officers of Aur and its subsidiaries, covering claims made prior to or within six years after the Expiry Time. Alternatively, Teck may purchase as an extension to Aur's current insurance policies, pre-paid non-cancellable run-off directors' and officers' liability insurance providing such coverage for such persons on terms comparable to those contained in Aur's current insurance policies. From and after the effective date, Teck shall, and shall cause Aur (or its successor) to, indemnify the current and former directors and officers of Aur and its subsidiaries to the fullest extent to which Teck and Aur are permitted to indemnify such officers and directors under their respective charter, by-laws, applicable law and contracts of indemnity.

5.     Strategic Rationale for the Proposed Combination

        Teck believes that the successful completion of the Offer and the acquisition of Aur by Teck will have significant benefits for Teck shareholders, including former shareholders of Aur who acquire Teck Subordinate Voting Shares on completion of the Offer. Teck believes that the acquisition will have the following benefits:

  •
  Substantial increase in copper production — The acquisition of Aur is expected to immediately increase Teck's annual copper production by over 200 million pounds, an approximate 43% increase. Assuming development of Aur's Andacollo hypogene deposit in accordance with Aur's plans, the acquisition is expected to result in a 71% increase in Teck's annual copper production by 2010, in comparison to planned production levels for 2007.

  •
  Cash flow and earnings per share accretion — On the basis of current commodity prices, Teck expects that the acquisition of Aur will be accretive to Teck's cash flow and earnings per share after adjusting for non-recurring items relating to the acquisition.

  •
  Substantial increase in copper reserves and resources — Based on Aur's publicly disclosed mineral reserve and resource estimates, the acquisition of Aur will increase Teck's proven and probable copper reserves by approximately 100% and its measured and indicated copper resources by approximately 60%, on a contained copper basis.

  •
  Exposure to Chilean operations — Aur's Andacollo and Quebrada Blanca operations are located in Chile, which Teck regards as one of the most attractive mining jurisdictions in the world. Teck has no material operations in Chile currently. The acquisition of substantial operating assets in Chile and the resulting further geographic diversification of Teck's operations should reduce the potential impact of certain risks on Teck, including geopolitical and financial risks associated with any specific jurisdiction.

  •
  Growth potential — Teck considers that both the Andacollo and Quebrada Blanca properties have substantial brownfield growth potential. The Andacollo hypogene project is currently under construction and expected to be completed before the end of 2009. Aur has completed nine of 30 drill holes planned in 2007 to assess the potential to develop the hypogene mineralization at Quebrada Blanca. Teck has reviewed the results to date of these nine drill holes. While these holes are insufficient to establish a mineral resource in respect of the hypogene mineralization at Quebrada Blanca, Teck regards the results of these holes as encouraging in light of its knowledge of the Quebrada Blanca deposit arising, in large part, from its former ownership interest in and operation of Quebrada Blanca. Following the acquisition of Aur, Teck intends to continue hypogene drilling and would expect to conduct pre-feasibility work at Quebrada Blanca to assess the potential to develop the hypogene deposit into a substantial copper concentrate producing operation.

  •
  Commodity balance — Following the acquisition of Aur, Teck's increased copper production and sales should enhance the balance of Teck's diversified portfolio of mineral production. On a pro forma basis, if the combination of Teck and Aur had occurred on January 1, 2006, Teck's revenue for the twelve months ended December 31, 2006 would have been derived approximately 38% from copper, 29% from zinc, 16% from coal and 17% from all other commodities. On a standalone basis, Teck's revenues for the same time period were derived approximately 29% from copper, 34% from zinc, 18% from coal and 19% from all other commodities.

  •
  Addition of Skilled Professionals — Teck believes that the acquisition of Aur will provide teams of highly experienced mine development and operations professionals, particularly valuable assets in this era of high growth rates across the mining industry. The integration of these teams into the Teck organization should significantly enhance Teck's ability to successfully complete its own growth initiatives.

  •
  Exploration Property Pipeline — Aur is in the middle stage of a five year, U.S.$57 million exploration and acquisition program (started in 2005) that has added several attractive copper and copper-gold properties to its portfolio. Teck intends to devote the necessary resources to these properties to determine both prospectivity and potential for subsequent development if warranted.

        These anticipated benefits are based on various assumptions and are subject to various risks. See "Statements Regarding Forward-Looking Information" above and Section 7 of this Circular, "Business Combination Risks — Risk Factors Related to the Offer" below.

6.     Purpose of the Offer and Teck's Plans for Aur

Purpose of the Offer

        The purpose of the Offer is to enable Teck to acquire all of the Aur Shares. If the conditions of the Offer are satisfied or waived and Teck takes up and pays for the Aur Shares validly deposited under the Offer, Teck intends to acquire any Aur Shares not deposited under the Offer through a Compulsory Acquisition, if available, or to propose a Subsequent Acquisition Transaction, in each case for consideration per Aur Share at least equal in value to the consideration paid by Teck per Aur Share under the Offer. The exact timing and details of any such transaction will depend upon a number of factors, including the number of Aur Shares acquired by the Offeror pursuant to the Offer. Although Teck intends to propose either a Compulsory Acquisition or a Subsequent Acquisition Transaction generally on the terms described herein, it is possible that, as a result of delays in Teck's ability to effect such a transaction, information subsequently obtained by Teck, changes in general economic or market conditions or in the business of Aur, or other currently unforeseen circumstances, such a transaction may not be proposed, may be delayed or abandoned or may be proposed on different terms. Accordingly, Teck reserves the right not to propose a Compulsory Acquisition or Subsequent Acquisition Transaction, or to propose a Subsequent Acquisition Transaction on terms other than as described herein. See Section 8 of this Circular, "Acquisition of Aur Shares Not Deposited".

Plans for Teck and Aur following the Completion of the Offer

        If the Offer is accepted and Teck acquires all of the outstanding Aur Shares, Teck intends to conduct a review of Aur and its assets, operations, management and personnel, to determine the changes necessary to integrate the operations and management of Aur into the operations and management of Teck as soon as possible after the Offer is completed. Teck intends to operate the combined company from its head office in Vancouver, British Columbia. If permitted by applicable Law, subsequent to completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, if necessary, Teck intends to apply to delist the Aur Shares from the TSX. If the Aur Shares are delisted from the TSX, they would automatically be delisted from the SSE.

Treatment of Aur Options

        The Offer is made only for Aur Shares and is not made for any Aur Options or other rights to acquire Aur Shares. Any holder of such Aur Options or other rights to acquire Aur Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise, convert or exchange their Aur Options or other rights in order to obtain certificates representing Aur Shares that may be deposited in accordance with the terms of the Offer.

        Pursuant to the Support Agreement, the Offeror has agreed to permit holders of Aur Options to exercise Aur Options conditional upon the Offeror taking up and paying for the Aur Shares under the Offer, and has agreed to make available tendering arrangements in respect of the Offer in order to permit holders of Aur Options to make a conditional cashless exercise of Aur Options.

        If any holder of Aur Options does not exercise such Aur Options prior to the Expiry Time, such Aur Options will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule and exercise prices, except that, to the extent permitted, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction an option to acquire Aur Shares will become an option or right to acquire a number of Teck Subordinate Voting Shares, as determined in accordance with the terms of the Aur Options.

        See Section 8 of this Circular, "Acquisition of Aur Shares Not Deposited".

        The tax consequences to holders of Aur Options of exercising or not exercising their Aur Options are not described in Section 19 of this Circular, "Certain Canadian Federal Income Tax Considerations", or Section 20 of this Circular, "Certain United States Federal Income Tax Considerations". Holders of Aur Options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Aur Options.

7.     Business Combination Risks

Risk Factors Related to the Offer

        The combination of Teck with Aur is subject to certain risks, including the following:

Shareholders who elect the Share Alternative and receive Teck Subordinate Voting Shares and Shareholders who elect (or who are deemed to elect) the Cash Alternative and receive Teck Subordinate Voting Shares as a result of pro ration, will receive Teck Subordinate Voting Shares based on a fixed exchange ratio that will not reflect market price fluctuations. Consequently, the Teck Subordinate Voting Shares issued under the Offer may have a market value lower than expected. In addition, the value in local currency of the cash portion of the offered consideration will fluctuate for non-Canadian Shareholders.

        The Offeror is offering to purchase Aur Shares on the basis of, at the election of the Shareholder, $41.00 in cash for each Aur Share or 0.8749 of a Teck Subordinate Voting Share and $0.0001 in cash for each Aur Share, subject to pro ration. Even if Shareholders do not elect the Share Alternative, they may receive Teck Subordinate Voting Shares as a result of the pro ration mechanics described in the Offer. In light of the total amount of cash available under the Offer relative to the size of the Offer, Shareholders who elect the Cash Alternative may not receive only cash consideration for their Aur Shares. Because the exchange ratio will not be adjusted to reflect any changes in the market value of Teck Subordinate Voting Shares, the market values of the Teck Subordinate Voting Shares and the Aur Shares at the time of a take-up of Aur Shares under the Offer may vary significantly from the values at the date of this Offer and Circular or the date that Shareholders tender their Aur Shares. Moreover, currency exchange rates may fluctuate and the prevailing exchange rate on the settlement date may be significantly different from the exchange rate on the date of this Offer and Circular or the date that non-Canadian Shareholders tender their Aur Shares. These changes may significantly affect the value of the consideration received for tendered Aur Shares by non-Canadian Shareholders.

The integration of Teck and Aur may not occur as planned.

        The Offer has been made with the expectation that its successful completion will result in increased copper production and enhanced growth opportunities for the combined company. These anticipated benefits will depend in part on whether Teck and Aur's operations can be integrated in an efficient and effective manner. Most operational and strategic decisions, and certain staffing decisions, with respect to the combined company have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees. The performance of Aur's operations after completion of the Offer could be adversely affected if the combined company cannot retain selected key employees to assist in the integration and operation of Aur and Teck.

The Offer is conditional upon, among other things, the receipt of consents and approvals from governments that could delay completion of the Offer or impose conditions on Teck and Aur that could result in an adverse effect on the business or financial condition of Teck.

        The Offer is conditional upon, among other things, Teck having obtained any approvals, consents and clearances required or deemed appropriate by Teck under applicable competition, merger control, antitrust or other similar laws. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the approvals could have an adverse effect on the business, financial condition or results of operations of Teck.

        Certain jurisdictions throughout the world could claim jurisdiction under their competition or antitrust laws in respect of the acquisition of Aur by Teck that have the potential to affect their domestic marketplace. There can be no assurance that investigations or proceedings, whether by governmental authorities or private parties, will not be initiated under such laws and, if initiated, will not have a material adverse effect on the completion of the Offer or the operations of Teck or Aur.

Change of control provisions in Aur's agreements triggered upon the acquisition of Aur may lead to adverse consequences.

        Aur may be a party to agreements that contain change of control provisions that may be triggered following completion of the Offer, since the Offeror will hold Aur Shares representing a majority of the voting rights of Aur. The operation of these change of control provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Offer or adversely affect Aur's results of operations and financial condition. Unless these change of control provisions are waived by the other party, the operation of any of these provisions could adversely affect the results of operations and financial condition of the combined company. Teck's acquisition of Aur Shares pursuant to the Offer would constitute a change of control for purposes of Aur's credit agreement dated January 25, 2007.

The Offeror may be subject to significant operating risks associated with its expanded operations and its expanded portfolio of projects.

        If there are significant delays in the completion of projects and when they commence producing on a commercial and consistent scale, and/or their capital and/or operating costs are significantly higher than estimated, these events could have a significant adverse effect on the Offeror's results of operations, cash flow from operations and financial condition.

The combination of Teck and Aur may not be successfully completed without the possibility of Shareholders exercising dissent and appraisal rights in connection with a Compulsory Acquisition or Subsequent Acquisition Transaction.

        In order for Teck to acquire all of the issued and outstanding Aur Shares, it is likely to be necessary, following the completion of the Offer, for Teck or an affiliate of Teck to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction. A Compulsory Acquisition or Subsequent Acquisition Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Aur Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting Shareholders for their Aur Shares. There is no assurance that a Compulsory Acquisition or Subsequent Acquisition Transaction can be completed without Shareholders exercising dissent rights in respect of a substantial number of Aur Shares, which could result in Teck being required to make a very substantial cash payment that could have a material adverse effect on Teck's financial position and its liquidity.

After the consummation of the Offer, Aur could be a majority-owned subsidiary of Teck and Teck's interest could differ from that of the remaining minority Shareholders.

        After the consummation of the Offer, Teck will have the power to elect the directors of Aur, appoint new management, approve certain actions requiring the approval of Shareholders, including adopting certain amendments to Aur's constating documents and approving mergers or sales of Aur's assets. In particular, after the consummation of the Offer, Teck intends to integrate Aur and Teck, by merger or other transaction whereby the operations of Aur and Teck are combined. Teck's interests with respect to Aur may differ from, and conflict with, those of any remaining minority Shareholders.

Following the completion of the Offer and prior to the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the trading liquidity for Aur Shares not deposited under the Offer will be reduced, which may affect the price of the Aur Shares and the ability of a Shareholder to dispose of their Aur Shares.

        If the Offer is successful, the liquidity and market value of the remaining Aur Shares held by the public could be adversely affected by the fact that they will be held by a smaller number of holders. Depending upon the number of Aur Shares acquired pursuant to the Offer, following the completion of the Offer the Aur Shares may no longer meet the TSX requirements for continued listing. Additionally, to the extent permitted under applicable law and stock exchange regulations, Teck intends to seek to cause the delisting of the Aur Shares on the TSX. If the Aur Shares are delisted from the TSX, they would automatically be delisted from the SSE.

        If the TSX and the SSE were to delist the Aur Shares, the market for the Aur Shares could be adversely affected. Although it is possible that the Aur Shares could be traded on other securities exchanges or in the over-the-counter market, and the price quotations would be reported by such exchanges or by other sources, there can be no assurance that any such trading or quotations will occur. In addition, the extent of the public market for the Aur Shares and the availability of such quotations would depend upon the number of holders and/or the aggregate market value of the Aur Shares remaining at such time and the interest in maintaining a market in the Aur Shares on the part of securities firms. If Aur Shares are delisted and Aur ceases to be a "public corporation" for the purposes of the Tax Act, Aur Shares would cease to be qualified investments for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans. Delisting can also have adverse tax consequences to non-resident holders of Aur Shares, as described in Section 19 of this Circular, "Certain Canadian Federal Income Tax Considerations".

Aur is subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates, and if the Offer is successful, Teck may be exposed to increased environmental costs and liabilities given Aur's operations.

        Aur is subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates. These laws and regulations, as interpreted by relevant agencies and the courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, and the remediation of environmental contamination. The costs of complying with these, including participation in assessments and remediation of sites, could be significant. In addition, these standards can create the risk of substantial environmental liabilities, including liabilities associated with divested assets and past activities. Environmental matters cannot be predicted with certainty and, in light of potential changes in environmental conditions or the discovery of previously unknown environmental conditions, the risk of governmental orders to carry out additional compliance on certain sites could result in increased environmental costs and liabilities that could have a material adverse effect on Teck's financial position and results of operations.

Teck is not able to fully verify the reliability of the information regarding Aur included in, or which may have been omitted from, this Circular.

        Teck has relied on publicly available information about Aur, supplemented by limited due diligence, in connection with the information provided herein. Any inaccuracy in Aur's publicly available information contained in this Circular could result in unanticipated liabilities or expenses, increase the cost of integrating the two companies, or adversely affect the operational plans of the combined company and its results of operations and financial condition.

Shareholders of Aur will realize dilution of their voting rights.

        Teck will be issuing (on a fully diluted basis after giving effect to the Aur Shares and Aur Options disclosed by Aur in the Support Agreement to be outstanding on July 3, 2007) up to a maximum of 21,971,959 Teck Subordinate Voting Shares under the Offer, which would result in Teck having a total of 433,664,927 Teck Subordinate Voting Shares outstanding. Based on the above, Shareholders will hold approximately 5.1% of the Teck Subordinate Voting Shares and approximately 5.0% of the total number of Teck Subordinate Voting Shares and Teck Class A Shares outstanding upon the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction. Holders of Teck Class A Shares will hold approximately 2.1% of the total number of outstanding Teck Subordinate Voting Shares and Teck Class A Shares. Because of the dual class structure, Shareholders will hold approximately 1.6% of the total voting rights attached to outstanding Teck Subordinate Voting Shares and Teck Class A Shares. Holders of Teck Subordinate Voting Shares, as a group, and holders of Teck Class A Shares, as a group, will hold approximately 31.7% and 68.3%, respectively, of the total voting rights attached to outstanding Teck Subordinate Voting Shares and Teck Class A Shares. The single largest holder of Teck Class A Shares will hold approximately 31.5% of the total voting rights attached to outstanding Teck Subordinate Voting Shares and Teck Class A Shares. As a result of this issuance and the dual class structure, the Shareholders' ownership and voting interests in the combined company will be significantly diluted, relative to their current proportional ownership and voting interest in Aur. Based on the Teck Pro Forma Consolidated Financial Statements attached hereto as Annex A, the basic earnings per share for the three month period ended March 31, 2007 for the combined company will be $0.81 per share, compared to the basic earnings per share for Aur for the three-month period ended March 31, 2007 of $0.69 (U.S.$0.59) per share.

The provisions of Teck's Class A Shares may limit your ability to influence corporate matters and may impede a change of control of Teck.

        Each Teck Class A Share has one hundred votes per share and each Teck Subordinate Voting Share has one vote per share. Because of this dual class structure, holders of Teck Class A Shares may be able to control matters submitted to our shareholders for approval (other than matters requiring separate class votes) even though they own less than 50% of the sum of all outstanding Teck Class A Shares and all outstanding Teck Subordinate Voting Shares. On most matters requiring shareholder approval, the holders of Teck Class A Shares and Teck Subordinate Voting Shares will vote as a single class. However, the Teck Class A Shares and Teck Subordinate Voting Shares will each vote separately as a class in certain circumstances including, for example, in connection with an amendment of the articles of Teck to increase the rights or privileges of any class of shares having rights or privileges equal or superior to Teck Subordinate Voting Shares or in connection with an amalgamation having an equivalent effect. This concentrated control may limit the ability of holders of Teck Subordinate Voting Shares to influence corporate matters which are submitted to our shareholders for approval, including with regard to any proposed change of control of Teck and, as a result, Teck may take actions that holders of Teck Subordinate Voting Shares do not view as beneficial.

        Furthermore, the dual class structure would affect any offer to purchase Teck by way of a take-over bid. The so-called "coattail provisions" of the Teck Subordinate Voting Shares provide that, if an offer to purchase Teck Class A Shares which is required to be made to all or substantially all holders thereof is not made concurrently with an offer to purchase Teck Subordinate Voting Shares on identical terms (an "Exclusionary Offer"), and such offer is accepted by holders of a majority of Teck Class A Shares, then each Teck Subordinate Voting Share will be convertible into one Teck Class A Share. While the Teck Class A Shares are held by many different holders and listed on the TSX, if a majority of the holders of Teck Class A Shares choose not to accept an Exclusionary Offer, the Teck Subordinate Voting Shares would not convert into Teck Class A Shares, thus a third party may be potentially discouraged, delayed or prevented from acquiring Teck. As a result, the market price of Teck Subordinate Voting Shares could be adversely affected.

The enforcement of shareholder rights by Shareholders resident in the United States may be adversely affected by the combination of Aur and Teck.

        The enforcement by Shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that Aur and Teck are organized under the laws of Canada and have locations and assets in foreign countries, and that some of the Aur and Teck officers and directors, some of the experts named in this Offer and Circular and the Canadian Dealer Manager are residents of countries other than the United States.

Additional Risk Factors Relating to Teck

        Teck's mining operations are subject to the normal risks of mining, and its profits are subject to numerous factors beyond Teck's control. Shareholders should carefully consider the risk factors discussed in this Circular and the documents incorporated herein by reference, including the risk factors discussed below:

Teck faces risks inherent in the mining and metals business.

        The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines.

        Mineral properties are often non-productive for reasons that cannot be anticipated in advance. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems and flooding. The Trail metallurgical operations, and Teck's concentrate mills and coal preparation plants are also subject to risks of process upsets and equipment malfunctions. Equipment and supplies may from time to time be unavailable on a timely basis. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties or production facilities, personal injuries or death, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action.

Teck's insurance may not provide adequate coverage.

        Teck's property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to Teck or to other companies within the industry. In addition, Teck's insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse affect on Teck's business.

Teck could be subject to labour unrest or other labour disturbances as a result of the failure of negotiations in respect of its collective agreements.

        Over 5,400 of Teck's approximately 7,300 employees are employed under collective bargaining agreements. Teck could be subject to labour unrest or other labour disturbances which could, while ongoing, have a material adverse effect on its business.

        Teck also competes with other mining companies to attract and retain key executives and skilled and experienced employees.

        Teck has assets in defined benefit pension plans which arise through employer contributions and returns on investments made by the plans. The returns on investments are subject to fluctuations depending upon market conditions and Teck is responsible for funding any shortfall of pension assets compared to its pension obligations under these plans.

        Teck has certain obligations to former employees with respect to post-retirement benefits. The cost of providing these benefits can fluctuate and the fluctuations can be material.

        Teck's liabilities under defined benefit pension plans and in respect of other post-retirement benefits are estimated based on actuarial and other assumptions. These assumptions may prove to be incorrect and may change over time and the effect of these changes can be material.

Fluctuations in the market price of base metals, specialty metals, metallurgical coal and gold may significantly affect the results of Teck's operations.

        The results of Teck's operations are significantly affected by the market price of base metals, specialty metals, metallurgical coal and gold which are cyclical and subject to substantial price fluctuations. Teck's earnings are particularly sensitive to changes in the market price of zinc, copper and metallurgical coal. Market prices can be affected by numerous factors beyond Teck's control, including levels of supply and demand for a broad range of industrial products, substitution of new or different products in critical applications for Teck's existing products, expectations with respect to the rate of inflation, the relative strength of the Canadian dollar and of certain other currencies, interest rates, global or regional political or economic crises and sales of gold and base metals by holders in response to such factors. If prices should decline below Teck's cash costs of production and remain at such levels for any sustained period, Teck could determine that it is not economically feasible to continue commercial production at any or all of its mines. Teck may also curtail or suspend some or all of its exploration activities, with the result that its depleted reserves are not replaced.

        Although Teck's general policy is not to hedge its mineral production, from time to time it may undertake hedging programs in specific circumstances, with an intention to reduce the risk of a commodity's market price while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long-term viability of its business. There are, however, risks associated with hedging programs including, (among other things), an increase in the world price of the commodity, an increase in gold lease rates (in the case of gold hedging), an increase in interest rates, rising operating costs, counterparty risks and production interruption events.

        Teck does not hedge its exposure to changes in the price of metallurgical coal.

Fluctuations in the price and availability of consumed commodities affect Teck's costs of production.

        Prices and availability of commodities consumed or used in connection with exploration and development, mining and refining such as natural gas, diesel, oil and electricity, as well as reagents such as copper sulfate, also fluctuate and these fluctuations affect the costs of production at various operations. Teck's smelting and refining operations at Trail require concentrates that it purchases from third parties. The availability of those concentrates and the treatment charges Teck can negotiate fluctuate depending on market conditions. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on Teck's operating costs or the timing and costs of various projects.

Teck faces risks associated with shortage of mining equipment and supplies.

        The growth in global mining activities has created a demand for mining equipment and related supplies that exceeds supply. For example, there is a global shortage of haulage truck tires which is expected to continue into 2008. Consequently, if equipment or other supplies cannot be procured on a timely basis, expansion activities, production, development or operations could be negatively affected.

Teck's acquisition of properties may be affected by competition from other mining companies.

        Because the life of a mine is limited by its ore reserves, Teck is continually seeking to replace and expand its reserves through the exploration of its existing properties as well as through acquisitions of interests in new properties or of interests in companies which own such properties. Teck encounters strong competition from other mining companies in connection with the acquisition of properties. This competition may increase the cost of acquiring suitable properties, should such properties become available to Teck.

Teck faces competition in product markets.

        The mining industry in general is intensely competitive and even if commercial quantities of mineral resources are developed, a profitable market may not exist for the sale of such minerals. Teck must sell base metals, metal concentrates, by-product metals and concentrate, metallurgical coal and gold at prices determined by world markets over which it has no influence or control. Teck's competitive position is determined by its costs in comparison to those of other producers in the world. If Teck's costs increase due to its locations, grade and nature of ore bodies, foreign exchange rates, or its operating and management skills, its profitability may be affected. Teck has to compete with larger companies that have greater assets and financial and human resources than Teck, and which may be able to sustain larger losses than Teck to develop or continue business.

Teck may face restricted access to markets in the future.

        Access to Teck's markets may be subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities. Although there are currently no significant trade barriers existing or impending of which Teck is aware that do, or could, materially affect its access to certain markets, there can be no assurance that Teck's access to these markets will not be restricted in the future.

Teck's mineral reserves and resource estimates may prove to be incorrect.

        Disclosed reserve estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. Teck estimates its mineral reserves in accordance with the requirements of the applicable Canadian securities regulatory authorities and established mining standards.

        Estimates of reserves and resources for oil and gas reporting purposes are not comparable to mineral reserve and resource estimates.

        The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because this Circular has been prepared in accordance with Canadian disclosure requirements, this Circular incorporates estimates of mineral resources. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves.

        Teck's mineral reserves and resources are estimated by persons who are employees of the respective operating company for each of its operations under the supervision of its employees. These individuals are not "independent" for purposes of applicable securities legislation. As a rule, Teck does not use outside sources to verify mineral reserves or resources except at the initial feasibility stage.

        The mineral and oil and gas reserve and resource figures incorporated in Teck's Annual Information Form are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade, continuity and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future commodity prices. The sampling, interpretations or assumptions underlying any reserve or resource estimate may be incorrect, and the impact on mineral reserves or resources may be material. In addition, short term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause reserve estimates to be modified or operations to be unprofitable in any particular fiscal period.

        There can be no assurance that Teck's projects or operations will be, or will continue to be, economically viable, that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating reserves.

The depletion of Teck's mineral reserves may not be offset by future discoveries of mineral reserves.

        Teck must continually replace mining reserves depleted by production to maintain production levels over the long term. This is done by expanding known mineral reserves or by locating new mineral deposits. There is, however, a risk that depletion of reserves will not be offset by future discoveries of mineral reserves. Exploration for minerals and oil and gas is highly speculative in nature and the projects involve many risks. Many projects are unsuccessful and there are no assurances that current or future exploration programs will be successful. Further, significant costs are incurred to establish mineral or oil and gas reserves and to construct mining and processing facilities. Development projects have no operating history upon which to base estimates of future cash flow and are subject to the successful completion of feasibility studies, obtaining necessary government permits, obtaining title to or other land rights and availability of financing.

Teck may be adversely affected by currency fluctuations.

        Teck's operating results and cash flow are affected by changes in the Canadian dollar exchange rate relative to the currencies of other countries. Exchange rate movements can have a significant impact on results as a significant portion of Teck's operating costs are incurred in Canadian and other currencies and most revenues are earned in U.S. dollars. To reduce the exposure to currency fluctuations, Teck enters into limited foreign exchange contracts from time to time, but such hedges do not eliminate the potential that such fluctuations may have an adverse effect on it. In addition, foreign exchange contracts expose Teck to the risk of default by the counterparties to such contracts, which could have a material adverse effect on its business.

Teck may be adversely affected by interest rate changes.

        Teck's exposure to changes in interest rates results from investing and borrowing activities undertaken to manage its liquidity and capital requirements. Teck has incurred indebtedness that bears interest at fixed and floating rates, and it has entered into interest rate swap agreements to effectively convert some fixed rate exposure to floating rate exposure. There can be no assurance that Teck will not be materially adversely affected by interest rate changes in the future. In addition, Teck's use of interest rate swaps exposes it to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on Teck's business.

Changes in environmental laws may have a material adverse effect on Teck.

        Environmental, health and safety legislation affects nearly all aspects of Teck's operations including mine development, worker safety, waste disposal, emissions controls and protection of endangered and protected species. Compliance with environmental, health and safety legislation can require significant expenditures and failure to comply with environmental, health or safety legislation may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, clean-up costs arising out of contaminated properties, damages, and the loss of important permits. Exposure to these liabilities arises not only from Teck's existing operations, but from operations that have been closed or sold to third parties. Teck is required to reclaim properties after mining is completed and specific requirements vary among jurisdictions. In some cases, Teck may be required to provide financial assurances as security for reclamation costs, which may exceed its estimates for such costs. Teck's historical operations have generated significant environmental contamination. Teck could also be held liable for worker exposure to hazardous substances. There can be no assurances that Teck will at all times be in compliance with all environmental, health and safety regulations or that steps to achieve compliance would not materially adversely affect its business.

        Environmental, health and safety laws and regulations are evolving in all jurisdictions where Teck has activities. Teck is not able to determine the specific impact that future changes in environmental laws and regulations may have on its operations and activities, and its resulting financial position; however, it anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environment, health and safety regulations. For example, emissions standards for carbon dioxide and sulphur dioxide are becoming increasingly stringent as are laws relating to the use and production of regulated chemical substances. Further changes in environmental, health and safety laws, new information on existing environmental, health and safety conditions or other events, including legal proceedings based upon such conditions, or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on Teck. Changes in environmental, health and safety legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution. In the event that any of Teck's products were demonstrated to have negative health effects, it could be exposed to workers compensation and product liability claims which could have a material adverse effect on its business.

Teck is highly dependent on third parties for the provision of transportation services.

        Due to the geographical location of many of Teck's mining properties and operations, Teck is highly dependent on third parties for the provision of rail and port services. Teck negotiates prices for the provision of these services in circumstances where it may not have viable alternatives to using specific providers, or have access to regulated rate setting mechanisms. Contractual disputes, demurrage charges, rail and port capacity issues, availability of vessels and rail cars, weather problems or other factors can have a material adverse effect on Teck's ability to transport materials according to schedules and contractual commitments.

        Teck's Red Dog mine operates year-round on a 24 hour per day basis. The annual production of the mine must be stored at the port site and shipped within an approximately 100-day window when sea ice and weather conditions permit. Two purpose-designed shallow draft barges transport the concentrates to deep water moorings. The barges cannot operate in severe swell conditions.

        Unusual ice or weather conditions, or damage to the barges or ship loading equipment could restrict Teck's ability to ship all of the stored concentrate. Failure to ship the concentrate during the shipping season could have a material adverse effect on sales and could materially restrict mine production subsequent to the shipping season.

Aboriginal title claims and rights to consultation and accommodation may affect Teck's existing operations as well as development projects and future acquisitions.

        Recent Canadian jurisprudence requires governments to consult with aboriginal peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of aboriginal people may require accommodations, including undertakings regarding employment and other matters in impact and benefit agreements. This may affect Teck's ability to acquire within a reasonable time frame effective mineral titles in some parts of Canada, particularly British Columbia, in which aboriginal title is claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen aboriginal title claims also exists in foreign jurisdictions and also could affect existing operations as well as development projects and future acquisitions. These legal requirements may affect Teck's ability to expand or transfer existing operations or to develop new projects.

Teck operates in foreign jurisdictions and faces added risks and uncertainties due to different economic, cultural and political environments.

        Teck's business operates in a number of foreign countries where there are added risks and uncertainties due to the different economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or an unfavorable political climate may make it difficult for Teck to obtain financing for projects in some countries.

Teck faces risks associated with its development projects.

        The Fort Hills Project is at an early stage of development. Petro-Canada, as project operator, in consultation with UTS and Teck, will be responsible for further definition of the scope and parameters of the project and its design and development. There can be no assurance that the development or construction activities will commence in accordance with current expectations or at all. The Galore Creek Project is at a similar stage of development. Construction and development of these projects is subject to numerous risks, including, without limitation:

  •
  risks resulting from the fact that the Fort Hills Project and the Galore Creek Project are at an early stage of development and therefore is subject to development and construction risks, including the risk of cost overruns and delays in construction, and technical and other problems;

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  risks associated with delays in obtaining, or conditions imposed by, regulatory approvals;

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  risks associated with obtaining amendments to existing regulatory approvals and additional regulatory approvals which will be required;

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  risks of significant fluctuation in prevailing prices for copper, gold, oil, other petroleum products and natural gas, which may affect the profitability of the projects;

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  risks resulting from the fact that Teck is a minority partner in the Fort Hills Partnership and major decisions with respect to project design and construction may be made without its consent;

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  risks associated with the fact that Teck and NovaGold are 50% partners in the Galore Creek Project and major project decisions require the agreement of both parties;

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  risks associated with litigation;

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  risks resulting from dependence on third parties for services and utilities for the project; and

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  risks associated with the ability of Teck's partners to finance their respective shares of project expenditures.

Regulatory efforts to control greenhouse gas emissions could materially negatively affect Teck's business.

        Teck's businesses include several operations that emit large quantities of carbon dioxide, or that produce or will produce products that emit large quantities of carbon dioxide when consumed by end users. This is particularly the case with Teck's metallurgical coal operations and its oil sands projects. Carbon dioxide and other greenhouse gases are the subject of increasing public concern and regulatory scrutiny.

        The Kyoto Protocol is an international agreement that sets limits on greenhouse gas emissions from certain signatory countries. While the United States government has announced that it will not ratify the protocol, the Canadian Parliament voted to ratify its participation in this agreement and the Kyoto Protocol came into force in Canada on February 16, 2005. The Kyoto agreement commits Canada to limit its net greenhouse gas emissions to 6% below the levels emitted in 1990. Canada's current level of greenhouse gas emissions significantly exceeds the agreed-upon limit.

        In 2007, the Government of Canada announced a policy objective of reducing total Canadian greenhouse gas emissions by 20% below 2006 levels by 2020 and by 60% to 70% below that level by 2050. As part of this initiative, the federal Government intends to require reductions in emission intensity levels from certain industrial facilities, including oil and gas facilities and smelting and refining facilities, by 6% per year for each year from 2007 to 2010 and 2% per year each year thereafter. Affected facilities will be permitted to meet reduction targets by emissions trading or contributions to a technology fund, in addition to emissions abatement. Additional policy measures are anticipated in coming years under this federal policy framework.

        In Alberta, proposed amendments to the Climate Change and Emissions Management Act and the Specified Gas Emitters Regulation will require existing large emitters (facilities, including oil sands facilities, that are releasing 100,000 tonnes or more of greenhouse gas emissions annually) to reduce their emissions intensity by 12% starting July 1, 2007. The regulation also outlines options for meeting reduction targets. If reducing emissions intensity by 12% is not initially possible, large emitters will be able to invest in an Alberta-based technology fund to develop infrastructure to reduce emissions or to support research into innovative climate change solutions. Large emitters will be required to pay $15 per tonne to the technology fund for every tonne of emissions above the 12% reduction target. Alternatively, large emitters could also invest in Alberta-based projects outside their operations that reduce or offset emissions on their behalf.

        In British Columbia, the provincial government has announced a policy goal of reducing greenhouse gas emission by at least 33% below current levels by 2020. Interim targets will be set for 2012 and 2016. The mechanisms by which these targets are to be achieved are not yet established.

        The primary source of greenhouse gas emissions in Canada is the use of hydrocarbon energy. Teck's operations depend significantly on hydrocarbon energy sources to conduct daily operations, and there are currently no economic substitutes for these forms of energy. The federal and provincial governments have not finalized any formal regulatory programs to control greenhouse gases and it is not yet possible to reasonably estimate the nature, extent, timing and cost of any programs proposed or contemplated, or their potential effects on operations. Most of Elk Valley Coal's products are sold outside of Canada, and sales are not expected to be significantly affected by Canada's Kyoto ratification decision. However, the broad adoption by Kyoto signatory countries and others of emission limitations or other regulatory efforts to control greenhouse gas emissions could materially negatively affect the demand for coal, oil and natural gas, as well as restrict development of new coal or oil sands projects and increase production and transportation costs.

Although Teck believes its financial statements are prepared with reasonable safeguards to ensure reliability, it cannot provide absolute assurance.

        Teck prepares its financial reports in accordance with accounting policies and methods prescribed by Canadian GAAP. In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the company. Significant accounting policies are described in more detail in Teck's Consolidated Financial Statements. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, Teck has implemented and continues to analyze its internal control systems for financial reporting. Although Teck believes its financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, it cannot provide absolute assurance.

Teck is subject to legal proceedings, the outcome of which may affect its business.

        The nature of Teck's business subjects it to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on Teck's business.

        In assessing the Offer, Shareholders should also carefully review the risks described in the Offeror's Annual Information Form filed with the Canadian provincial and territorial securities regulatory authorities and the SEC, and Amendment No. 1 to the Offeror's Annual Report on Form 40-F filed with the SEC and the Canadian provincial and territorial securities regulatory authorities. In addition, Aur may be subject to risks that are not applicable or material to the Offeror at the present time, but that may apply to the combined company. Risk factors relating to Aur can be found under "Business of the Company — Risk Factors and Government Regulation" in Aur's annual information form dated March 15, 2007 filed with the Canadian provincial and territorial securities regulatory authorities and available at www.sedar.com.

8.     Acquisition of Aur Shares Not Deposited

        It is the Offeror's intention that if it takes up and pays for Aur Shares deposited under the Offer, it will enter into one or more transactions to enable Teck or an affiliate of Teck to acquire all Aur Shares not acquired pursuant to the Offer. There is no assurance that any such transaction will be completed.

Compulsory Acquisition

        If, within 120 days after the date of the Offer, the Offer is accepted by Shareholders holding not less than 90% of the issued and outstanding Aur Shares (calculated on a fully diluted basis), other than Aur Shares held at the date of the Offer by or on behalf of Teck or an affiliate or associate of Teck (as defined in the CBCA), and Teck acquires such deposited Aur Shares, then Teck intends to acquire the Aur Shares not deposited under the Offer on the same terms as the Aur Shares acquired under the Offer pursuant to either the provisions of section 206 of the CBCA (a "Compulsory Acquisition") or pursuant to a Subsequent Acquisition Transaction.

        To exercise its statutory right of Compulsory Acquisition, Teck must give notice (the "Offeror's Notice") to each holder of Aur Shares who did not accept the Offer (and each person who subsequently acquires any such Aur Shares) (in each case, a "Dissenting Offeree") and the Director under the CBCA of such proposed acquisition on or before the earlier of 60 days following the termination of the Offer and 180 days following the date of the Offer. Within 20 days after having given the Offeror's Notice, Teck must pay or transfer to Aur the consideration Teck would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. Within 20 days after receipt of the Offeror's Notice, each Dissenting Offeree must send the certificates evidencing the Aur Shares held by such Dissenting Offeree to Aur and must elect either to transfer such Aur Shares to Teck on the terms on which Teck acquired Aur Shares under the Offer or to demand payment of the fair value of the Aur Shares by so notifying Teck. If the Dissenting Offeree fails to notify Teck within the applicable time period, the Dissenting Offeree will be deemed to have elected to transfer its Aur Shares to Teck on the same terms (including the value of the Offer consideration) on which Teck acquired the Aur Shares under the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of its Aur Shares, Teck may apply to a court having jurisdiction to hear the application to fix the fair value of the Aur Shares of that Dissenting Offeree. If Teck fails to apply to such court within 20 days after it made the payment or transferred the consideration to Aur, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value. If no such application is made by the Dissenting Offeree or Teck within such periods, the Dissenting Offeree will be deemed to have elected to transfer its Aur Shares to Teck on the same terms on which Teck acquired Aur Shares from the Shareholders who accepted the Offer. Any judicial determination of the fair value of the Aur Shares could be more or less than the amount of the Offer consideration per Aur Share paid pursuant to the Offer.

        The foregoing is only a summary of the statutory right of Compulsory Acquisition that may become available to Teck. The summary is not intended to be complete nor is it a substitute for the more detailed information contained in the provisions of section 206 of the CBCA. Shareholders should refer to section 206 of the CBCA for the full text of the relevant statutory provisions, and those who wish to be better informed about these provisions should consult their legal advisors. The provisions of section 206 of the CBCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of section 206 of the CBCA should consult their legal advisors.

Compelled Acquisition

        If a Shareholder does not receive the Offeror's Notice, the Shareholder may, within 90 days after the date of the termination of the Offer, or if the Shareholder did not receive the Offer, within 90 days of the later of the date of termination of the Offer and the date on which the Shareholder learns of the Offer, require the Offeror to acquire the Shareholder's Aur Shares on the terms of the Offer (a "Compelled Acquisition").

        The foregoing is only a summary of the right of Compelled Acquisition that may be available to a Shareholder and is not meant to be a substitute for the more detailed information contained in the provisions of section 206.1 of the CBCA. The provisions of section 206.1 of the CBCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of section 206.1 of the CBCA should consult their legal advisors.

Subsequent Acquisition Transaction

        If Teck takes up and pays for Aur Shares validly deposited under the Offer and the statutory right of Compulsory Acquisition described above is not available for any reason or Teck determines not to exercise such right, Teck intends to take such action as is necessary, including causing a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving Aur and Teck, or an affiliate of Teck, for the purpose of enabling Teck or an affiliate of Teck to acquire all Aur Shares not acquired pursuant to the Offer (a "Subsequent Acquisition Transaction"). Under such a Subsequent Acquisition Transaction, Aur may continue as a separate subsidiary of Teck following the completion of any such transaction. The timing and details of any such transaction will depend on a number of factors, including the number of Aur Shares acquired pursuant to the Offer. If Teck takes up and pays for 66 2/3% of the Aur Shares outstanding, on a fully-diluted basis, under the Offer, Teck will own sufficient Aur Shares to effect a Subsequent Acquisition Transaction. Teck reserves the right, in its sole discretion, not to complete a Subsequent Acquisition Transaction.

        Each type of Subsequent Acquisition Transaction described above would be a "business combination" under Rule 61-501 and a "going private transaction" under Policy Q-27. In certain circumstances, the provisions of Rule 61-501 and Policy Q-27 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions". However, if the Subsequent Acquisition Transaction is a "business combination" carried out in accordance with Rule 61-501 or a "going private transaction" carried out in accordance with Policy Q-27, the "related party transaction" provisions of Rule 61-501 and Policy Q-27 will not apply to such transaction. Teck intends to carry out any such Subsequent Acquisition Transaction in accordance with Rule 61-501 and Policy Q-27, or any successor provisions, or exemptions therefrom, such that the "related party transaction" provisions of Rule 61-501 and Policy Q-27 will not apply to the "business combination" or the "going private transaction".

        Rule 61-501 and Policy Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or a going private transaction is required to prepare a valuation of the affected securities (in this case, the Aur Shares), and subject to certain exceptions, any non-cash consideration being offered therefor (in this case, the Teck Subordinate Voting Shares) and provide to the holders of the affected securities a summary of such valuation or the entire valuation. In connection therewith, Teck intends to rely on an available exemption or to seek waivers pursuant to Rule 61-501 and Policy Q-27 from the OSC and the AMF, respectively, exempting Aur or Teck or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction. An exemption is available under Rule 61-501 for certain business combinations, and under Policy Q-27 for certain going private transactions, completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value and is in the same form as the consideration that was received in the take-over bid, provided certain disclosure is given in the take-over bid disclosure documents. Teck has provided such disclosure and expects that these exemptions will be available.

        Depending on the nature of the Subsequent Acquisition Transaction, Teck expects that the provisions of the CBCA will require the approval of at least 66 2/3% of the votes cast by holders of the outstanding Aur Shares at a meeting duly called and held for the purpose of approving a Subsequent Acquisition Transaction. Rule 61-501 and Policy Q-27 would in effect also require that, in addition to any other required securityholder approval, in order to complete a business combination or a going private transaction, the approval of a majority of the votes cast by "minority" holders of the affected securities must be obtained unless an exemption is available or discretionary relief is granted by the OSC and the AMF. In relation to any Subsequent Acquisition Transaction, the "minority" holders will be, subject to any available exemption or discretionary relief granted by the OSC and the AMF as required, all Shareholders other than Teck and its directors and senior officers, any other person who is a "related party" of Teck within the meaning of Rule 61-501 and Policy Q-27, including, an affiliate or an insider of Teck, and any person acting jointly or in concert with any of the foregoing persons.

        However, Rule 61-501 and Policy Q-27 also provide that Teck may treat Aur Shares acquired pursuant to the Offer as "minority" shares and vote them, or consider them voted, in favour of a Subsequent Acquisition Transaction that is a business combination or a going private transaction if, among other things, the consideration for each Aur Share in the Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid for Aur Shares pursuant to the Offer. Teck intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be of the same value and in the same form as the consideration paid to Shareholders under the Offer, and accordingly Teck intends to cause Aur Shares acquired pursuant to the Offer to be voted in favour of such transaction and to be counted as part of any minority approval required in connection with any such transaction.

        In addition, under Rule 61-501 and Policy Q-27, if, following the Offer, Teck and its affiliates are the registered holders of 90% or more of the Aur Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if a statutory right to dissent and seek fair value or a substantially equivalent enforceable right is made available to the minority shareholders.

        If Teck does not effect a Compulsory Acquisition, or proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval or exemption, or cannot otherwise complete a Subsequent Acquisition Transaction, Teck will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable laws, purchasing additional Aur Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Aur, or taking no further action to acquire additional Aur Shares. Any additional purchases of Aur Shares could be at a price greater than, equal to or less than the value of the Offered Consideration to be paid for Aur Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, Teck may sell or otherwise dispose of any or all Aur Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by Teck, which may vary from the terms and the value of the Offered Consideration paid for Aur Shares under the Offer.

        Any Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent and demand payment of the fair value of their Aur Shares. If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting shareholders for their Aur Shares. The fair value of Aur Shares so determined could be more or less than the amount paid per Aur Share pursuant to the Subsequent Acquisition Transaction or the Offer.

        The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ significantly from the tax consequences to such Shareholder of accepting the Offer. See Sections 19 and 20 of this Circular, "Certain Canadian Federal Income Tax Considerations", and "Certain United States Federal Income Tax Considerations", respectively. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

9.     Judicial Developments

        Certain judicial decisions may be considered relevant to any Subsequent Acquisition Transaction which may be proposed or effected subsequent to the expiry of the Offer. Prior to the adoption of Rule 61-501 (or its predecessor, OSC Policy 9.1) and Policy Q-27, Canadian courts had in a few instances granted preliminary injunctions to prohibit transactions involving going private transactions. The trend in both legislation and in Canadian jurisprudence has been toward permitting going private transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to the minority shareholders. Shareholders should consult their legal advisors for a determination of their legal rights.

10.   Source of Offered Consideration

        Teck currently estimates that if it acquires all of the Aur Shares pursuant to the Offer and is required to pay the maximum amount of cash payable under the Offer, the total cash required to purchase such Aur Shares and pay related fees and expenses (including depositary solicitation printing, financial, legal and accounting expenses), will be approximately $3.1 billion.

        Teck intends to finance the cash consideration in the Offer with cash on hand.

11.   Beneficial Ownership of and Trading in Securities of Aur

        No securities of Aur, including Aur Shares, are owned beneficially, directly or indirectly, nor is control or direction exercised over any securities of Aur, by Teck or its directors or senior officers or, to the knowledge of such directors and senior officers after reasonable inquiry, by (a) any associate of a director or senior officer of Teck, (b) any Person holding more than 10% of any class of Teck's equity securities or (c) any Person acting jointly or in concert with Teck, except that Dr. Norman B. Keevil, Chairman of Teck, owns 5,000 Aur Shares.

        During the 12 month period preceding the date of the Offer, no securities of Aur have been traded by Teck or its directors or senior officers or, to the knowledge of such directors and senior officers after reasonable inquiry, by (a) any associate of a director or senior officer of Teck, (b) any Person holding more than 10% of any class of Teck's equity securities or (c) any Person acting jointly or in concert with Teck.

        No Person named under this Section 11 of the Circular will receive any direct or indirect benefit from the consummation of the Offer or from accepting or refusing to accept the Offer, other than the consideration available to any Shareholder who participates in the Offer.

12.   Prior Distributions of Aur Shares and Aur Dividend Policy

Prior Distributions

        Teck is not aware, based on publicly available information, of any distributions of Aur Shares since March 31, 2007, other than distributions of Aur Shares pursuant to the exercise of Aur Options.

        Based on publicly available information, in the past five completed fiscal years prior to the date hereof, Aur has issued Aur Shares from time to time pursuant to the exercise of Aur Options. In addition, on April 25, 2002, Aur's shareholders approved an amendment to the articles of Aur to convert each of the then issued 2,000,000 Class B shares into 0.65 of an Aur Share, being 1,300,000 Aur Shares in the aggregate with an estimated fair value of U.S.$3,212,000 and thereby eliminating the Class B shares of Aur.

Dividend Policy

        The holders of Aur Shares are entitled to such dividends as may be declared by the board of directors in its discretion out of funds legally available therefor.

        Aur has not paid any dividends in respect of the Aur Shares in the preceding two years, other than as follows: in 2005, Aur declared dividends of $0.05 per share payable on July 1, 2005 to shareholders of record on June 1, 2005 and of $0.15 per share, comprised of the regular semi-annual dividend of $0.05 and a special dividend of $0.10 per share, payable on January 1, 2006 to shareholders of record on December 1, 2005. In 2006, Aur declared dividends of $0.15 per share, comprised of the regular semi-annual dividend of $0.05 per share and a special dividend of $0.10 per share, payable on July 1, 2006 to shareholders of record on June 1, 2006 and of $1.05 per share, comprised of the regular semi-annual dividend of $0.05 per share and a special dividend of $1.00 per share, payable on January 31, 2007 to shareholders of record on January 9, 2007. In 2007 and future years, Aur has announced that it expects to declare regular semi-annual dividends of $0.05 per share, payable on July 1 of that year and January 1 of the subsequent year, to shareholders of record on June 1 and December 1 of each calendar year. On July 3, 2007, Aur paid a dividend of $0.05 per share to shareholders of record on June 1, 2007. Aur has also announced that it considers at least annually as appropriate the payment of special dividends in addition to the regular semi-annual dividends.

        The holders of Aur Shares shall, in the event of a distribution of assets of Aur among its shareholders on a liquidation, dissolution or winding-up of Aur, whether voluntary or involuntary, or any other distribution of assets of Aur among its shareholders for the purpose of winding up its affairs, be entitled to receive, in respect of each share so held, a pro rata amount of such assets of Aur equivalent to the proportion equal to the Aur Shares then outstanding divided by the number of Aur Shares then outstanding.

13.   Commitments to Acquire Securities of Aur

        Except pursuant to the Offer, neither the Offeror nor any director or senior officer of the Offeror, nor to the knowledge of the directors and senior officers of the Offeror after reasonable inquiry, (a) any associate of a director or senior officer of the Offeror, (b) any Person holding more than 10% of any class of the Offeror's equity securities nor (c) any Person acting jointly or in concert with the Offeror, has entered into any arrangement, agreement, commitment or understanding to acquire any equity securities of Aur.

14.   Arrangements, Agreements, Commitments or Understandings

        There are no arrangements, agreements, commitments or understandings made or proposed to be made between the Offeror and any of the directors or senior officers of Aur and no payments or other benefits are proposed to be made or given by the Offeror to such directors or senior officers as compensation for loss of office or as compensation for remaining in or retiring from office if the Offer is successful. There are no contracts, arrangements or understandings, formal or informal, between Teck and any securityholder of Aur with respect to the Offer or between Teck and any person or company with respect to any securities of Aur in relation to the Offer.

15.   Acceptance of the Offer

        In the Support Agreement, Aur represented to the Offeror that each member of Aur's board of directors has agreed to support the Offer.

16.   Material Changes and Other Information

        The Offeror is not aware of any information which indicates that any material change has occurred in the affairs of Aur since March 31, 2007, the date of the last published interim financial statements of Aur, other than as disclosed herein or otherwise publicly disclosed by Aur, and the Offeror does not have any knowledge of any other matter that has not previously been generally disclosed and which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

17.   Effect of the Offer on the Market for and Listing of Aur Shares

        The purchase of Aur Shares by the Offeror pursuant to the Offer will reduce the number of Aur Shares that might otherwise trade publicly and will reduce the number of holders of Aur Shares and, depending on the number of Aur Shares acquired by the Offeror, could adversely affect the liquidity and market value of the remaining Aur Shares held by the public.

        The rules and regulations of the TSX establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the Aur Shares from the TSX. Among such criteria is the number of Shareholders, the number of Aur Shares publicly held and the aggregate market value of the Aur Shares publicly held. Depending on the number of Aur Shares purchased under the Offer, it is possible that the Aur Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Aur Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Aur Shares. If permitted by applicable Law, subsequent to completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, if necessary, the Offeror intends to apply to delist the Aur Shares from the TSX. If the Aur Shares are delisted from the TSX, they would automatically be delisted from the SSE. If the Aur Shares are delisted from the TSX and the SSE, the extent of the public market for the Aur Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Aur Shares publicly held and the aggregate market value of the Aur Shares remaining at such time, the interest in maintaining a market in Aur Shares on the part of securities firms, whether Aur remains subject to public reporting requirements in Canada and other factors.

        After the purchase of the Aur Shares under the Offer, Aur may cease to be subject to the public reporting and proxy solicitation requirements of the CBCA and the securities laws of Canada, the United States and Chile or may request to cease to be a reporting issuer or its equivalent under the securities laws of such jurisdictions.

18.   Regulatory Matters

        The Offeror's obligation to take-up and pay for Aur Shares tendered under the Offer is conditional upon all regulatory approvals having been obtained on terms satisfactory to the Offeror, acting reasonably.

Competition Act

        The Competition Act requires a pre-merger notification to the Commissioner for transactions that exceed certain financial thresholds and, in the case of share acquisitions, that exceed an additional voting interest threshold.

        Specifically, in the case of voting share acquisition transactions, pre-merger notification is required where (a) the parties and their affiliates, in the aggregate, have assets in Canada, or gross annual revenues from sales in, from or into Canada, in excess of $400 million and (b) the corporation the shares of which are being acquired carries on an operating business in Canada, of which the value of the Canadian assets, or the annual gross revenues from sales in or from Canada generated from such assets, exceeds $50 million. In the case of an acquisition of voting shares of a corporation that has publicly-traded voting shares, the transaction must also result in the acquiror, or acquirors, together with its or their affiliates, owning voting shares which carry more than 20% of the outstanding votes attached to all outstanding voting shares of the corporation (or more than 50% if the acquiror(s) already hold(s) 20% or more).

        If a transaction is subject to pre-merger notification, a pre-merger filing must be submitted to the Commissioner and a waiting period must expire or be waived by the Commissioner before the proposed transaction may be completed. The Offeror may choose to file either a short-form (generally, with a 14-day waiting period) or a long-form (generally, with a 42-day waiting period). The Commissioner's review of a transaction, and communication of her intention as to whether or not to oppose a transaction, may take longer than the statutory waiting period.

        Whether or not a pre-merger filing is required, the Commissioner may apply to the Competition Tribunal, a specialized tribunal empowered to deal with certain matters under the Competition Act, with respect to a "merger" (as defined in the Competition Act), and if the Competition Tribunal finds that the merger is likely to prevent or lessen competition substantially, it may order that the merger not proceed or, in the event that the merger has been completed, order its dissolution or the disposition of some of the assets or shares involved. The Competition Tribunal may also issue an interim order under the Competition Act prohibiting the completion of the merger for a period of up to 30 days where (a) the Commissioner has certified that an inquiry is being made under paragraph 10(1)(b) of the Competition Act in connection with the merger and that, in her opinion, more time is required to complete the inquiry, and (b) the Competition Tribunal finds that, in the absence of an interim order, a party to the merger or any other person is likely to take an action that would substantially impair the ability of the Competition Tribunal to remedy the effect of the merger on competition under Section 92 of the Competition Act because that action would be difficult to reverse. The duration of such interim orders may be extended for an additional period of up to 30 days where the Competition Tribunal finds that the Commissioner is unable to complete her inquiry because of circumstances beyond her control.

        The purchase of Aur Shares pursuant to the Offer requires pre-merger notification to the Commissioner (which Teck intends to file following the date hereof), and the Offeror's acquisition of control of Aur would be a "merger" for the purposes of the merger provisions of the Competition Act.

EC Merger Regulation

        The EC Merger Regulation imposes a pre-merger notification requirement on all transactions that qualify as concentrations and meet one of two specified financial thresholds, namely: (A) (i) the combined aggregate worldwide turnover of all "undertakings concerned" by the transaction exceeds Euro(€) 5 billion; and (ii) the aggregate European Community ("Community")-wide turnover of each of at least two of the undertakings concerned exceeds €250 million; unless each of the undertakings concerned achieves more than two thirds of its aggregate Community-wide turnover within one and the same Community member state; or (B) (i) the combined aggregate worldwide turnover of all undertakings concerned exceeds €2.5 billion; (ii) the combined aggregate turnover of all undertakings concerned exceeds €100 million in each of at least three Community member states; (iii) each of at least two undertakings concerned has an aggregate turnover of more than €25 million in each of at least three of the Community member states identified in step (ii); and (iv) each of at least two undertakings concerned has an aggregate Community-wide turnover of more than €100 million; unless each of the undertakings concerned achieves more than two-thirds of its aggregate Community-wide turnover within one and the same Community member state.

        A transaction that meets either one of these thresholds must be notified to the EC before it is implemented and cannot be implemented until it has been cleared by the EC. Where the EC Merger Regulation applies, subject to limited exceptions, the EC has exclusive merger control jurisdiction over the transaction within the European Union.

        Likewise, where the EC Merger Regulation applies, subject to limited exceptions, the states that are signatories to the European Economic Area ("EEA") Agreement (Iceland, Liechtenstein and Norway, the "EFTA States") are not entitled to review the transaction under their respective domestic merger control rules. In certain circumstances where the transaction has effects within the EFTA States, the EC will exchange information and consult with the EFTA Surveillance Authority, a body established under the EEA Agreement.

        Following notification, by means of a "Form CO", the EC has 25 working days in which to undertake its initial review of the transaction (generally known as a "phase I investigation"; that period may be increased to 35 working days if any EU member state requests jurisdiction over the transaction or the undertakings concerned offer commitments). If, following its initial review, the EC has "serious doubts" as to whether the transaction would "significantly impede effective competition in the common market or in a substantial part of it, in particular as a result of the creation or strengthening of a dominant position", it will initiate formal proceedings (generally known as a "phase II investigation"). Such proceedings last up to: (a) 90 working days from initiation of a phase II investigation, (b) 105 working days from initiation of a phase II investigation, if the parties offer commitments on or after the 55th working day following initiation of a phase II investigation, (c) 110 working days from initiation of a phase II investigation, if (i) the EC agrees an extension of time with the parties, or (ii) the parties request an extension within the first 15 days from initiation of proceedings, or (d) 125 working days from initiation of a phase II investigation if the parties offer commitments on or after the 55th working day following initiation of a phase II investigation and (i) the EC agrees an extension of time with the parties or (ii) the parties request an extension of time within 15 days from initiation of a phase II investigation.

        The time periods may exceptionally be suspended where, owing to circumstances for which one of the parties involved in the transaction is responsible, the EC has to request information by decision or to order an on-site inspection.

        If, following a phase II investigation, the EC concludes that the transaction would significantly impede effective competition in the common market or in a substantial part of it, in particular as a result of the creation or strengthening of a dominant position, unless suitable remedies are offered by the parties and accepted by the EC, the transaction will be blocked. Such decisions are appealable to the European Court of First Instance.

        The purchase of Aur Shares pursuant to the Offer requires pre-merger notification to the EC as the Offeror's proposed acquisition of control of Aur satisfies the first jurisdictional threshold of the EC Merger Regulation (the conditions in (A) above).

HSR Act

        Prior to acquiring Teck Subordinate Voting Shares, any Shareholder who would be deemed a "United States person" within the meaning of the HSR Act, and who as a result of the Offer will hold voting securities of Teck with a value in excess of U.S.$59.8 million may, unless exempt, be subject to the filing and waiting period requirements of the HSR Act. This would require each such Shareholder, as well as Teck, to file a Notification and Report Form with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice and to observe the waiting period requirements of the HSR Act. Therefore, compliance with the HSR Act procedures could delay the acquisition of Teck Subordinate Voting Shares by affected Shareholders. These requirements will not apply if the Shareholder will hold 10% or less of the voting securities of Teck and is acquiring such voting securities solely for the purpose of investment within the meaning of the HSR Act. Any Shareholder that believes that it may have a filing and waiting obligation under the HSR Act in connection with the Offer should contact Teck at its head office at Suite 600, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L9, telephone: (604) 687-1117, Attention: Corporate Secretary, and consult its own legal counsel. Teck knows of no Shareholder that would be required to make such filing.

Condition of the Offer

        Teck does not currently intend to take up and pay for Aur Shares pursuant to the Offer unless Teck has obtained, on terms acceptable to it, all approvals, consents and clearances required or deemed appropriate by Teck in respect of the purchase of the Aur Shares under: (i) the Competition Act; (ii) the EC Merger Regulation, and (iii) any other applicable competition, merger control, antitrust or other similar law or regulation in jurisdictions material to the operations of Teck or Aur.

Securities Regulatory Matters

        The distribution of the Teck Subordinate Voting Shares under the Offer is being made pursuant to statutory exemptions from the prospectus and dealer registration requirements under applicable Canadian securities laws. While the resale of Teck Subordinate Voting Shares issued under the Offer is subject to restrictions under the securities laws of certain Canadian provinces and territories, Shareholders in such provinces and territories generally will be able to rely on statutory exemptions from such restrictions.

        A Registration Statement on Form F-8 has been filed with the SEC registering the issuance of the Teck Subordinate Voting Shares offered to Shareholders of Aur pursuant to the Offer as required by the U.S. Securities Act. The resale of the Teck Subordinate Voting Shares by persons that are not affiliates (as defined in Rule 144 under the U.S. Securities Act) of Teck will not be required to be registered in the United States. However, Teck Subordinate Voting Shares acquired by affiliates (as defined in Rule 144 under the U.S. Securities Act) of Teck may be resold only in a transaction registered under the U.S. Securities Act or in accordance with the requirements of Rule 144 or another exemption from the registration requirements of the U.S. Securities Act. In general, an affiliate (as defined in Rule 144 under the U.S. Securities Act) of Teck is an officer or director of Teck, a shareholder who beneficially owns more than 10% of the outstanding Teck Subordinate Voting Shares or other individuals or entities that, directly or indirectly, through one or more intermediaries, control, or are controlled by or are under common control with Teck.

        This document does not constitute a registration statement covering resales of securities by persons who are otherwise restricted from selling their shares under the U.S. Securities Act.

        The Offer is being made in compliance with applicable Canadian and U.S. rules governing take-over bids and tender offers, respectively.

19.   Certain Canadian Federal Income Tax Considerations

General

        In the opinion of Lang Michener LLP, Canadian counsel to Teck, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations generally applicable to a Shareholder who disposes of Aur Shares pursuant to the Offer (or pursuant to a Subsequent Acquisition Transaction) and who, for purposes of the Tax Act and at all relevant times (i) holds the Aur Shares, and will hold any Teck Subordinate Voting Shares received pursuant to the Offer, as capital property and (ii) deals at arm's length with and is not affiliated with Teck or Aur. Shareholders meeting such requirements are referred to as a "Holder" or "Holders" herein, and this summary only addresses such Holders. Aur Shares will generally constitute capital property to a Holder unless the Holder holds such shares in the course of carrying on a business or has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade. This summary is not applicable to persons holding options or other rights to acquire Aur Shares or persons who acquired Aur Shares on the exercise of employee stock options, and all such persons should consult their own tax advisors in this regard. In addition, this summary is not applicable to a Shareholder that is a "financial institution" (as defined in the Tax Act for purposes of the mark-to-market rules), a "specified financial institution" as defined in the Tax Act or a Shareholder an interest in which is a "tax shelter investment" for purposes of the Tax Act.

        This summary is based on the provisions of the Tax Act in force as at the date hereof, all proposed amendments to the Tax Act publicly announced by the Minister of Finance (Canada) before the date hereof ("Proposed Amendments") and counsel's understanding of the current administrative and assessing practices of the Canada Revenue Agency ("CRA") published in writing prior to the date hereof and assumes that the Proposed Amendments will be enacted in the form proposed. No assurances can be given that the Proposed

Amendments will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate changes in law, whether by judicial, governmental or legislative decision or action, or changes in the administrative practices of the CRA, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

        This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to Holders in all circumstances. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, all Holders should consult their own independent tax advisors for advice with respect to the income tax consequences applicable to them having regard to their own particular circumstances including the application and effect of the income and other tax laws of any country, province, state or local tax authority. The discussion below is qualified accordingly.

Holders Resident in Canada

        This part of the summary is applicable to Holders who, for purposes of the Tax Act and any applicable tax treaty are, or are deemed to be, resident in Canada (a "Resident Holder" or "Resident Holders"). Certain Resident Holders whose Aur Shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Aur Shares and every "Canadian security" (as defined in the Tax Act) owned by such Resident Holders in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

Resident Holders Who Accept the Offer

Disposition of Aur Shares for Cash Only

        A Resident Holder who elects the Cash Alternative, whose Aur Shares are taken up and paid for pursuant to the Offer and who receives cash only will realize a capital gain (or capital loss) to the extent that the proceeds received for such Aur Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of such Aur Shares immediately before the disposition. The general tax treatment of capital gains and losses is discussed below under the heading "Taxation of Capital Gains and Capital Losses". To the extent that such a holder receives Teck Subordinate Voting Shares as a result of pro ration, see "Exchange of Aur Shares for Cash and Teck Subordinate Voting Shares" below.

Exchange of Aur Shares for Cash and Teck Subordinate Voting Shares

        (a)   Disposition Where No Election is Made under Section 85 of the Tax Act

        Subject to the availability of the joint election referred to below, a Resident Holder who elects the Share Alternative or who disposes of Aur Shares pursuant to the Cash Alternative but who receives Teck Subordinate Voting Shares as a result of pro ration will be considered to have disposed of the holder's Aur Shares for proceeds of disposition equal to the sum of (i) any cash received by such Resident Holder, including any cash received in lieu of a fractional share and (ii) the fair market value, on the date of disposition of the Aur Shares, of any Teck Subordinate Voting Shares acquired by such Resident Holder on the exchange. As a result, the Resident Holder will in general realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Aur Shares. The cost to a Resident Holder of any Teck Subordinate Voting Shares acquired on the exchange will be equal to the fair market value of those shares as at the time of acquisition, and in determining the adjusted cost base of such shares the cost of such Teck Subordinate Voting Shares will be averaged with the adjusted cost base to that holder of any other Teck Subordinate Voting Shares held by the holder at that time as capital property.

        (b)   Disposition Where an Election is Made under Subsection 85(1) or 85(2) of the Tax Act

        The following applies to a Resident Holder who is an Eligible Holder. An Eligible Holder who elects the Share Alternative or who receives Teck Subordinate Voting Shares as a result of pro ration pursuant to the Offer may obtain a full or partial tax deferral in respect of the disposition of Aur Shares by filing with the CRA (and, where applicable, with a provincial tax authority) an election (the "Tax Election") under subsection 85(1) of the Tax Act or, in the case of a partnership, under subsection 85(2) of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) made jointly by the Eligible Holder and Teck. The amount specified in the Tax Election as the proceeds of disposition of the Eligible Holder's Aur Shares must be an amount (the "Elected Amount") which is not less than the greater of:

  (i)
  the lesser of the adjusted cost base to the Eligible Holder of such Aur Shares and the fair market value of such Aur Shares at the time of disposition; or

  (ii)
  the amount of cash received as a result of such disposition.

The Elected Amount may not be greater than the fair market value of such Aur Shares at the time of the disposition.

        An Elected Amount which does not comply with these limitations will automatically be adjusted under the Tax Act so that it is in compliance.

        Where a valid Tax Election is filed:

  (i)
  Aur Shares that are the subject of the Tax Election will be deemed to be disposed of for proceeds of disposition equal to the Elected Amount. Subject to the limitations set out in subsection 85(1) or 85(2) of the Tax Act regarding the Elected Amount, if the Elected Amount is equal to the aggregate of the adjusted cost base of such Aur Shares immediately before the disposition and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Holder. Subject to such limitations, to the extent that the Elected Amount in respect of such Aur Shares exceeds (or is less than) the aggregate of the adjusted cost base and any reasonable costs of disposition, such holder will realize a capital gain (or a capital loss). See "Taxation of Capital Gains and Capital Losses" below.

  (ii)
  The aggregate cost to the Eligible Holder of the Teck Subordinate Voting Shares received will be equal to the amount, if any, by which the Elected Amount exceeds the aggregate amount of cash received from Teck as a result of the disposition, and the adjusted cost base of such shares will be determined by averaging the cost of such Teck Subordinate Voting Shares with the adjusted cost base of any other Teck Subordinate Voting Shares held by the holder at that time as capital property.

        Teck agrees to make a Tax Election pursuant to subsection 85(1) or 85(2) of the Tax Act (and any similar provision of any provincial tax legislation) with an Eligible Holder at the amount determined by such Eligible Holder, subject to the limitations set out in subsection 85(1) and 85(2) of the Tax Act (or any applicable provincial tax legislation).

        A tax instruction letter providing certain instructions on how to complete the section 85 election forms may be obtained from the Depositary by checking the appropriate box on the Letter of Transmittal and submitting the Letter of Transmittal in accordance with the procedures set out in Section 5 of the Offer, "Manner of Acceptance".

        An Eligible Holder interested in making an election, including an Eligible Holder who elects the Cash Alternative but who would want to make the election if such Eligible Holder receives Teck Subordinate Voting Shares as a result of the pro ration provisions of the Offer, should indicate that intention in the Letter of Transmittal in the space provided therein and a tax instruction letter, explaining the election process, will be sent to the Eligible Holder at or about the time that the Eligible Holder is sent the Offered Consideration to which the Eligible Holder is entitled. Because of the pro ration provisions of the Offer, an Eligible Holder who elects the Share Alternative may receive more cash than $0.0001 per Aur Share, which could, in certain circumstances, give rise to a capital gain. In addition, a Tax Election will be valid only if it meets all other applicable requirements under the Tax Act, and meeting these requirements will be the sole responsibility of the Eligible Holder.

        In order to make an election, an Eligible Holder must provide the necessary information in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Expiry Time. The information will include the number of Aur Shares transferred, the consideration received and the applicable Elected Amount for the purposes of such election. Subject to the information complying with the provisions of the Tax Act (and any applicable provincial income tax law), a copy of the election form containing the information provided and signed by Teck will be returned to the particular holder for completion and filing by the holder with the CRA (or the applicable provincial tax authority).

        Teck will make an election under subsection 85(1) or 85(2) of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) only with an Eligible Holder, and at the amount selected by the Eligible Holder subject to the limitations set out in the Tax Act (and any applicable provincial tax legislation). Teck will not be responsible for the proper completion or filing of any election and the Eligible Holder will be solely responsible for the payment of any late filing penalty. Teck agrees only to execute any election form containing information provided by the Eligible Holder which complies with the provisions of the Tax Act (and any applicable provincial tax law) and to forward such election by mail (within 90 days after the receipt of the required information) to the Eligible Holder. With the exception of execution of the election by Teck, compliance with the requirements for a valid election will be the sole responsibility of the Eligible Holder making the election. Accordingly, neither Teck nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to provide information necessary for the election in accordance with the procedures set out in the tax instruction letter, to properly complete any election or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).

        In order for the CRA (and where applicable the provincial revenue authorities) to accept a tax election without a late filing penalty being paid by an Eligible Holder, the election must be received by such revenue authorities on or before the day that is the earliest of the days on or before which either Teck or the Eligible Holder is required to file an income tax return for the taxation year in which the disposition occurs. Teck's 2007 taxation year is scheduled to end December 31, 2007, although Teck's taxation year could end earlier as a result of an event such as an amalgamation, and its tax return is required to be filed within six months from the end of the taxation year. Eligible Holders are urged to consult their own advisors as soon as possible respecting the deadlines applicable to their own particular circumstances. However, regardless of such deadlines, information necessary for an Eligible Holder to make an election must be received in accordance with the procedures set out in the tax instruction letter no later than 90 days after the Expiry Time. Because Teck has agreed to execute and return the election to the Eligible Holder within 90 days of the receipt of the necessary information in accordance with the procedures set out in the tax instruction letter, to avoid late filing penalties certain Eligible Holders may be required to provide the information necessary to make an election before 90 days from the Expiry Time.

        Any Eligible Holder who does not ensure that information necessary to make an election has been received in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Expiry Time will not be able to benefit from the tax deferral provisions of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). Accordingly, all Eligible Holders who wish to enter into an election with Teck should give their immediate attention to this matter. The instructions for requesting a tax instruction letter are set out in the Letter of Transmittal. Eligible Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting the election. Eligible Holders wishing to make the election should consult their own tax advisors. An Eligible Holder who does not make a valid election under section 85 of the Tax Act may realize a taxable capital gain. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.

Taxation of Capital Gains and Capital Losses

        Generally, a Resident Holder will be required to include in income one half of the amount of any capital gain (a "taxable capital gain") and will be entitled to deduct one half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized in the year by such Resident Holder. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

        In general, a capital loss otherwise arising on the disposition of a share by a Resident Holder that is a corporation may be reduced by dividends previously received or deemed to have been received thereon. Similar rules may apply where a corporation is, directly or through a trust or a partnership, a member of a partnership or a beneficiary of a trust that owns shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

        A Resident Holder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay, in addition to tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% on certain investment income including taxable capital gains.

        Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax.

Shares Not Deposited by Resident Holders

        (a)   Compulsory Acquisition of Aur Shares

        As described under Section 8 of this Circular, "Acquisition of Aur Shares Not Deposited — Compulsory Acquisition", Teck may, in certain circumstances, acquire Aur Shares not deposited under the Offer pursuant to statutory rights of purchase under the CBCA. The tax consequences to a Resident Holder of a disposition of Aur Shares in such circumstances will generally be similar to those described above under "Resident Holders Who Accept the Offer". Interest paid or credited to a Resident Holder (if any) in connection with the exercise of dissent rights under a Compulsory Acquisition must be included in the income of such holder for the purposes of the Tax Act. Resident Holders whose Aur Shares may be so acquired should consult their own tax advisors.

        (b)   Compelled Acquisition of Aur Shares

        As described in Section 8 of this Circular — "Acquisition of Aur Shares Not Deposited — Compelled Acquisition", a Resident Holder may in certain circumstances have the right to require Teck to purchase the Resident Holder's Aur Shares. The tax consequence to a Resident Holder of a disposition of Aur Shares pursuant to a Compelled Acquisition will be the same as described under "Resident Holders Who Accept the Offer".

        (c)   Subsequent Acquisition Transaction

        As described in Section 8 of this Circular, "Acquisition of Aur Shares Not Deposited", if Teck does not acquire all of the Aur Shares pursuant to the Offer or by means of a Compulsory Acquisition, Teck may propose other means of acquiring the remaining issued and outstanding Aur Shares. As described in Section 8 of this Circular, "Acquisition of Aur Shares Not Deposited" it is Teck's current intention that the consideration offered under any Subsequent Acquisition Transaction would be the same as the consideration offered under the Offer. The tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered, and accordingly it is not possible to comment except in very general terms. Teck may propose to carry out a Subsequent Acquisition Transaction by means of an amalgamation, statutory arrangement, consolidation, capital reorganization or other transaction, the tax consequences of which to a Resident Holder would depend upon the nature of the particular transaction undertaken and may be substantially the same as, or materially different from, those described above. Depending upon the exact manner in which the transaction is carried out, such tax consequences may also include a capital gain or capital loss, a deemed dividend or both a deemed dividend and a capital gain or capital loss. Any such capital loss may, in certain circumstances, be reduced by the amount of certain dividends previously received or deemed to have been received on the Aur Shares (or on shares of an amalgamated corporation for which the Aur Shares are exchanged) to the extent and under the circumstances described in the Tax Act. Resident Holders should consult their own tax advisors for advice with respect to the income tax consequences of having their Aur Shares acquired pursuant to a Subsequent Acquisition Transaction.

        A Resident Holder that is a corporation should consult its tax advisors for specific advice with respect to the potential application of subsection 55(2) of the Tax Act with respect to any dividends received, or deemed to be received, by such corporation in connection with a Subsequent Acquisition Transaction. Subsection 55(2) provides in part that, where a Resident Holder that is a corporation receives or is deemed to receive a dividend, in certain circumstances the dividend or deemed dividend may be treated as proceeds of disposition of the Aur Shares for the purpose of computing the Resident Holder's capital gain. Subject to the potential application of this provision, dividends received or deemed to be received by a corporation in connection with a Subsequent Acquisition Transaction will be included in computing income, and normally will also be deductible in computing its taxable income, but affected Resident Holders are advised to consult their own tax advisors in this regard.

        A Resident Holder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received, or deemed to be received, in connection with a Subsequent Acquisition Transaction to the extent that such dividends are deductible in computing such corporation's taxable income.

        In the case of a Resident Holder who is an individual (including a trust), dividends received or deemed to be received in connection with a Subsequent Acquisition Transaction will be included in computing the Resident Holder's income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable Canadian corporation. A dividend will be eligible for the enhanced gross-up and dividend tax credit if the recipient is notified in writing by the payor corporation that the dividend has been designated as an "eligible dividend". There may be limitations on the ability of a corporation to designate dividends as "eligible dividends".

        If the Subsequent Acquisition Transaction is carried out by means of an amalgamation, under the current administrative practice of the CRA, Resident Holders who exercise a right of dissent in respect of such an amalgamation should be considered to have disposed of their Aur Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Holder for such Aur Shares, other than interest awarded by the court. Because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting Resident Holder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Resident Holders should consult with their tax advisors in this regard. Interest awarded by a court will be included in computing the Resident Holder's income.

        Resident Holders should consult their own tax advisors for advice with respect to all income tax consequences to them of having their Aur Shares acquired pursuant to a Subsequent Acquisition Transaction.

        (c)   Potential Delisting

        As described under Section 17 of this Circular, "Effect of the Offer on the Market for and Listing of Aur Shares", Aur Shares may be delisted from the TSX. In certain circumstances, a delisting could adversely affect a holder of Aur Shares that is a trust governed by a registered retirement savings plan (or other deferred income plan) by subjecting such holder to certain taxes and penalizing provisions under the Tax Act, and Resident Holders who may be so affected should consult with their own tax advisors in this regard.

Holding and Disposing of Teck Subordinate Voting Shares

        In the case of a Resident Holder who is an individual, dividends received or deemed to be received on Teck Subordinate Voting Shares will be included in computing the Resident Holder's income, and will be subject to the normal gross-up and dividend tax credit rules applicable to dividends paid by taxable Canadian corporations under the Tax Act. A dividend received or deemed to be received on Teck Subordinate Voting Shares will be eligible for the enhanced gross-up and dividend tax credit if the Resident Holder is notified in writing by Teck that the dividend has been designated as an "eligible dividend". There may be limitations on the ability of Teck to designate dividends as "eligible dividends". A Resident Holder that is a "private corporation" or a "subject corporation" (as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on Teck Subordinate Voting Shares to the extent such dividends are deductible in computing such corporation's taxable income.

        A disposition or deemed disposition of Teck Subordinate Voting Shares by a Resident Holder will be subject to the normal rules under the Tax Act. (See "Taxation of Capital Gains and Capital Losses" above.)

        Provided that they are listed on a prescribed stock exchange, which includes the TSX and the NYSE, or that Teck continues to qualify as a "public corporation" for the purposes of the Tax Act, Teck Subordinate Voting Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Holders Not Resident in Canada

        In addition to the comments set out under the heading "General" above, this portion of the summary is applicable to Holders who, at all relevant times for purposes of the Tax Act, have not been and are not resident in Canada or deemed to be resident in Canada and do not use or hold, and are not deemed to use or hold their Aur Shares in carrying on a business in Canada. Holders meeting all such requirements are hereinafter referred to as a "Non-Resident Holder" or "Non-Resident Holders", and this part of the summary only addresses such Non-Resident Holders. Special rules, which are not discussed in this summary, may apply to a non-Canadian holder that is an insurer that carries on an insurance business in Canada and elsewhere.

Non-Resident Holders Who Accept the Offer

        A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Aur Shares pursuant to the Offer unless such shares are or are deemed to be "taxable Canadian property" as defined in the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable tax treaty.

        Generally, Aur Shares will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that such shares are listed on a prescribed stock exchange (which includes the TSX) at that time, unless:

  (i)
  at any time during the 60 month period ending at the time of disposition of the Aur Shares by such Non-Resident Holder, the Non-Resident Holder, Persons not dealing at arm's length with such Non-Resident Holder, or any combination thereof owned 25% or more of the issued shares of any class or series of the capital stock of Aur; or

  (ii)
  the Non-Resident Holder's Aur Shares were acquired in certain types of tax deferred exchanges in consideration for property that was itself taxable Canadian property.

        If the Aur Shares are taxable Canadian property to a Non-Resident Holder, the recognition of a capital gain on the disposition of Aur Shares pursuant to accepting the Offer would in general be determined in the manner and subject to the tax treatment described above under "Holders Resident in Canada", subject to the terms of any applicable income tax treaty between Canada and the country of residence of the Non-Resident Holder. Non-Resident Holders who hold Aur Shares as taxable Canadian property should consult with their own tax advisors.

Shares Not Deposited by Non-Resident Holders

        (a)   Compulsory or Compelled Acquisition of Aur Shares

        A Non-Resident Holder will not be subject to income tax under the Tax Act on a disposition of Aur Shares pursuant to Teck's statutory rights of purchase described in Section 8 of this Circular, "Acquisition of Aur Shares Not Deposited — Compulsory Acquisition" or on an exercise of dissent rights in respect thereof or pursuant to the Non-Resident Holder's right to require Teck to purchase such Non-Resident Holder's Aur Shares as described in Section 8 of this Circular, "Acquisition of Aur Shares Not Deposited — Compelled Acquisition", unless the Aur Shares are "taxable Canadian property" to the Non-Resident Holder as described above (and subject to the discussion below under "Potential Delisting") and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. Where interest is paid or credited to a Non-Resident Holder in connection with the exercise of dissent rights under a Compulsory Acquisition, such Non-Resident Holder will be subject to Canadian withholding tax under the Tax Act at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. Where the Non-Resident Holder is a U.S. resident entitled to benefits under the Canada-U.S. Income Tax Convention (1980) (the "Tax Treaty") and is the beneficial owner of the interest, the applicable rate of Canadian withholding tax is reduced to 10%.

        (b)   Subsequent Acquisition Transactions

        As described in Section 8 of this Circular, "Acquisition of Aur Shares Not Deposited", if Teck does not acquire all of the Aur Shares under the Offer or by means of a Compulsory Acquisition, Teck may propose other means of acquiring the remaining issued and outstanding Aur Shares. It is Teck's current intention that the consideration offered under any Subsequent Acquisition Transaction would be the same as the consideration offered under the Offer. The tax consequences of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same as, or materially different from, those referred to above. Teck may propose to carry out a Subsequent Acquisition Transaction by means of an amalgamation, statutory arrangement, consolidation, capital reorganization or other transaction. Depending on the exact manner in which the transaction is carried out, a Non-Resident Holder may realize a capital gain or a capital loss and/or be deemed to receive a dividend (see also discussion above). In general, the Non-Resident Holder would not be subject to taxation under the Tax Act in respect of any capital gain that is realized unless the Non-Resident Holder's Aur Shares are taxable Canadian property, as described above (and subject to the discussion below under "Potential Delisting"), and the Non-Resident Holder is not entitled to any relief under an applicable tax treaty. If the Subsequent Acquisition Transaction is carried out by means of an amalgamation, under the current administrative practice of the CRA, a Non-Resident Holder who exercises a right of dissent in respect of such an amalgamation should be considered to have disposed of Aur Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Non-Resident Holder for such Aur Shares, other than interest awarded by the court. It is uncertain under the relevant legislation as to whether such amounts paid to a dissenting Non-Resident Holder will be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend. Dividends paid or deemed to be paid to a Non-Resident Holder would be subject to Canadian withholding tax at a rate of 25%, as would any interest awarded to a Non-Resident Holder by a court in the event a right of dissent is available and is exercised. The rate of withholding tax may be reduced under the provisions of an applicable income tax treaty. Where the Non-Resident Holder is a U.S. resident entitled to benefits under the Tax Treaty and is the beneficial owner of the dividends or the interest, the rate of Canadian withholding tax is generally reduced to 15% for dividends and 10% for interest. Non-Resident Holders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Aur Shares acquired pursuant to a Subsequent Acquisition Transaction, including the special considerations applicable if the Aur Shares are not then listed on a prescribed exchange.

        (c)   Potential Delisting

        As described under Section 17 of this Circular, "Effect of the Offer on the Market for and Listing of Aur Shares", Aur Shares may be delisted from the TSX. If the Aur Shares are not listed on a prescribed stock exchange at the time of disposition by a Non-Resident Holder, Aur Shares will be taxable Canadian property to the Non-Resident Holder and the Non-Resident Holder may be subject to tax under the Tax Act in respect of any capital gain realized on such disposition, subject to relief under an applicable tax treaty. If Aur Shares are taxable Canadian property the notification and withholding provisions of section 116 of the Tax Act will apply to a Non-Resident Holder in which case Teck may be required to withhold an amount from any payment to the Non-Resident Holder pursuant to the Tax Act. Non-Resident Holders should consult with their own tax advisors with respect to the potential income tax consequences to them of not disposing of their Aur Shares pursuant to the Offer.

Holding and Disposing of Teck Subordinate Voting Shares

        Dividends paid or deemed to be paid to a Non-Resident Holder on Teck Subordinate Voting Shares will be subject to non-resident withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty. Where the Non-Resident Holder is a U.S. resident entitled to benefits under the Tax Treaty and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%.

        A Non-Resident Holder will generally not be liable to Canadian income tax on a disposition or deemed disposition of Teck Subordinate Voting Shares unless the Non-Resident Holder's Teck Subordinate Voting Shares are, or are deemed to be, taxable Canadian property and the Non-Resident Holder is not entitled to relief under an applicable tax treaty.

20.   Certain United States Federal Income Tax Considerations

        The following is a general summary of certain material U.S. federal income tax consequences to a U.S. Holder, as defined below, of the exchange of Aur Shares for Teck Subordinate Voting Shares and any Canadian currency pursuant to the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction (collectively, the "Acquisition") and the ownership and disposition of any Teck Subordinate Voting Shares received pursuant to the Acquisition. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), final and temporary Treasury Regulations promulgated thereunder, administrative pronouncements or practices, judicial decisions, the Income Tax Convention between the United States and Canada (the "Tax Convention"), as well as certain representations made by Teck and Aur, all as of the date hereof. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, or the failure of any factual representation to be true, correct, and complete in all material respects, may result in U.S. federal income tax consequences significantly different from those discussed herein. This discussion is not binding on the U.S. Internal Revenue Service (the "IRS"). No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a U.S. court will not sustain such a challenge.

        As used herein, a "U.S. Holder" means a holder of Aur Shares (or, following the completion of the Acquisition, a holder of Teck Subordinate Voting Shares) that is for U.S. federal income tax purposes (i) a citizen or an individual resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any political subdivision thereof, including the States and the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust which (a) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. If a pass-through entity, including a partnership or other entity taxable as a partnership for U.S. federal income tax purposes, holds Aur Shares or Teck Subordinate Voting Shares, the U.S. federal income tax treatment of an owner or partner generally will depend on the status of such owner or partner and on the activities of the pass-through entity. A U.S. person that is an owner or partner of a pass-through entity holding Aur Shares or Teck Subordinate Voting Shares is urged to consult its own tax advisor.

        This discussion does not address any U.S. federal alternative minimum tax, U.S. federal estate, gift, or other non-income tax; or any state, local, or non-U.S. tax consequences of the Acquisition and the ownership and disposition of Teck Subordinate Voting Shares. In addition, this discussion does not address the U.S. federal income tax consequences to certain categories of U.S. Holders subject to special rules, including U.S. Holders that are (i) banks, financial institutions, or insurance companies, (ii) regulated investment companies or real estate investment trusts, (iii) brokers or dealers in securities or currencies or traders in securities or currencies that elect to apply a mark-to-market accounting method, (iv) tax-exempt organizations, (v) holders that own Aur Shares (or, following the completion of the Acquisition, holders that will own Teck Subordinate Voting Shares) as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated investment, (vi) holders that acquired Aur Shares (or, following the completion of the Acquisition, holders that acquire Teck Subordinate Voting Shares) in connection with the exercise of employee stock options or otherwise as compensation for services, (vii) holders that have "functional currency" other than the U.S. dollar, (viii) holders that own or have owned directly, indirectly, or constructively 10 percent or more of Aur's voting stock (or, following the completion of the Acquisition, holders that will own directly, indirectly, or constructively 10 percent or more of Teck's voting stock), or (ix) U.S. expatriates.

        This discussion assumes that each of the Aur Shares is held as a capital asset, within the meaning of Section 1221 of the Code, in the hands of a U.S. Shareholder at all relevant times and that the each of the Teck Subordinate Voting Shares to be received by such U.S. Holder as a result of the Acquisition will be held as a capital asset. This discussion further assumes that neither Teck nor Aur is a "passive foreign investment company" ("PFIC") for U.S. federal income tax purposes and that Aur has not been a PFIC at any point in the past.

        U.S. Holders and holders of Aur Shares that are not U.S. Holders should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences that may arise under the laws of any other relevant non-U.S. state, local, or other taxing jurisdiction.

        U.S. Treasury Circular 230 Notice: To ensure compliance with requirements imposed by the IRS, you are hereby notified that: (a) any discussion of U.S. federal tax issues in this document is not intended or written by us to be relied upon, and cannot be relied upon by you, for the purpose of avoiding penalties that may be imposed on you under the U.S. Internal Revenue Code; (b) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) you should seek advice based on your particular circumstances from an independent tax advisor.

The Acquisition

        A U.S. Holder who elects the Cash Alternative and in fact receives Canadian currency in exchange for its Aur Shares will recognize gain or loss equal to the difference between the fair market value of Canadian currency received by such U.S. Holder and such U.S. Holder's adjusted tax basis in the Aur Shares surrendered therefor. If Aur is not classified as a PFIC for any taxable year during which a U.S. Holder held Aur Shares, any gain or loss recognized by such U.S. Holder in the exchange of Aur Shares for Canadian currency will generally be capital gain or loss, and will be long-term capital gain or loss if such U.S. Holder's holding period in its Aur Shares exceeds one year as of the date of the Acquisition. Gain or loss, if any, realized by a U.S. Holder in connection with the Acquisition generally will be treated as having a U.S. source. U.S. tax consequences of the receipt of Canadian currency and later conversion of Canadian currency to U.S. currency are discussed below in "Other Considerations — The Receipt of Canadian Currency".

        A U.S. Holder, who receives Teck Subordinate Voting Shares and Canadian currency in exchange for its Aur Shares, will recognize gain or loss equal to the difference between (i) the amount realized and (ii) such holder's adjusted tax basis in its Aur Shares. The amount realized is the fair market value of the Teck Subordinate Voting Shares and the fair market value of Canadian currency received. If Aur is not classified as a PFIC for any taxable year during which a U.S. Holder held Aur Shares, any gain or loss recognized by such U.S. Holder in the exchange of Aur Shares for Teck Subordinate Voting Shares and Canadian currency will generally be capital gain or loss, and will be long-term capital gain or loss if such U.S. Holder's holding period in its Aur Shares exceeds one year as of the date of the Acquisition. Gain or loss, if any, realized by a U.S. Holder in connection with the Acquisition generally will be treated as having a U.S. source. For U.S. federal income tax purposes, a U.S. Holder's basis in the Teck Subordinate Voting Shares received pursuant to the Acquisition will be equal to the fair market value of such shares on the date of the Acquisition and a U.S. Holder's holding period with respect to such Teck Subordinate Voting Shares will begin on the next day.

PFIC Status of Aur

        Although Aur has never made an annual determination of its PFIC status for any of its taxable years, Aur has no reason to believe that it has ever been a PFIC, nor does it currently expect to be a PFIC in 2007. However, no assurances can be provided that Aur will not be considered a PFIC for the current, or any past or future, taxable year. If Aur was classified as a PFIC for any year during which a U.S. Holder held Aur Shares, special rules may subject that U.S. Holder to increased tax liability upon the disposition of Aur Shares in the Acquisition. Under these rules, unless a holder had made certain elections, (i) the gain, if any, realized on such disposition would be allocated ratably over the U.S. Holder's holding period; (ii) the amount allocated to the current taxable year and any year prior to the first year in which Aur was a PFIC would be taxed as ordinary income in the current year; (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and (iv) an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each of the other taxable years. U.S. Holders are urged to consult their own U.S. tax advisors regarding the adverse U.S. federal income tax consequences of disposing of stock of a PFIC.

Ownership and Disposition of Teck Subordinate Voting Shares

Dividends

        Subject to the discussion below under "PFIC Status of Teck," the gross amount of any distribution of cash or property (other than in liquidation) made to a U.S. Holder with respect to Teck Subordinate Voting Shares (inclusive of any Canadian withholding tax with respect thereto) generally will be includible in income by a U.S. Holder as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of Teck as determined under U.S. federal income tax principles. Dividends will not be eligible for the dividends received deduction generally allowed to a U.S. corporation on dividends received from a domestic corporation. A distribution in excess of Teck's current and accumulated earnings and profits will first be treated as a tax-free return of capital to the extent of a U.S. Holder's adjusted tax basis in its Teck Subordinate Voting Shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of Teck Subordinate Voting Shares). To the extent that such distribution exceeds the U.S. Holder's adjusted tax basis, the distribution will be treated as capital gain, which will be treated as long-term capital gain if such U.S. Holder's holding period in its Teck Subordinate Voting Shares exceeds one year as of the date of the distribution and otherwise will be short-term capital gain.

        If Teck Subordinate Voting Shares are readily tradeable on an established U.S. securities market, within the meaning of the Code, or if Teck is eligible for benefits under the Tax Convention, then dividends received by non-corporate U.S. Holders before January 1, 2011 may be "qualified dividend income" to such U.S. Holder. If certain holding period and other requirements (including a requirement that Teck is not a PFIC in the year of the dividend or the preceding year) are met, qualified dividend income is subject to a maximum rate of U.S. federal income tax of 15 percent to a U.S. Holder that is not a corporation, including individuals.

Foreign Tax Credits

        Any tax withheld by Canadian taxing authorities with respect to distributions on Teck Subordinate Voting Shares may, subject to a number of complex limitations, be claimed as a foreign tax credit against a U.S. Holder's U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed with respect to Teck Subordinate Voting Shares will be foreign-source income and "passive income" or, in the case of certain U.S. Holders, "financial services income" for taxable years beginning before January 1, 2007. For taxable years beginning after December 31, 2006, dividends generally will be "passive category income" or "general category income" for purposes of computing the foreign tax credit allowable to a U.S. Holder. Because of the complexity of those limitations, each U.S. Holder should consult its own tax advisor with respect to the amount of foreign taxes that may be claimed as a credit.

Sale, Exchange or Other Taxable Disposition of Teck Subordinate Voting Shares

        Subject to the discussion below under "PFIC Status of Teck," for U.S. federal income tax purposes, a U.S. Holder will generally recognize gain or loss on the sale, exchange, or other taxable disposition of any of its Teck Subordinate Voting Shares in an amount equal to the difference between (a) the U.S. dollar value of the amount realized for the Teck Subordinate Voting Shares and (b) the U.S. Holder's adjusted tax basis (determined in U.S. dollars) in the Teck Subordinate Voting Shares. Such gain or loss will be a capital gain or loss. Capital gains of non-corporate taxpayers, including individuals, derived with respect to a sale, exchange, or other disposition prior to January 1, 2011 of Teck Subordinate Voting Shares held for more than one year are subject to a maximum federal income tax rate of 15 percent. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes.

PFIC Status of Teck

        U.S. Holders would be subject to a special, adverse tax regime if Teck were or were to become a PFIC for U.S. federal income tax purposes. Teck believes that it was not a PFIC in 2006 and does not expect to be a PFIC in 2007 or later years. Nevertheless, PFIC status is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Consequently, no assurance can be provided that Teck will not be a PFIC in 2007 or any subsequent taxable year. U.S. Holders are urged to consult their own U.S. tax advisors regarding the adverse U.S. federal income tax consequences of owning stock of a PFIC and of making certain elections designed to lessen those adverse consequences.

Other Considerations

The Receipt of Canadian Currency

        In the case of a cash-basis U.S. Holder that receives Canadian currency in exchange for Aur Shares in the Acquisition or on the sale, exchange or other taxable disposition of Teck Subordinate Voting Shares (collectively, the "Disposition"), the amount realized will be based on the U.S. dollar value of the Canadian currency received on the settlement date of the Disposition. An accrual-basis U.S. Holder may elect the same treatment required of a cash-basis taxpayer, provided that such election is applied consistently from year to year. This election may not be changed without the consent of the IRS. If an accrual basis U.S. Holder does not elect to be treated as a cash-basis taxpayer for this purpose, such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of any difference between the U.S. dollar value of the currency received prevailing on the date of the Disposition and the date of payment. Such foreign currency gain or loss would be treated as U.S.-source ordinary income or loss and would be in addition to any gain or loss recognized by that U.S. Holder on the Disposition. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. If such Canadian currency is converted into U.S. dollars on the date received by the U.S. Holder, a cash-basis or electing accrual U.S. Holder should not recognize any gain or loss on such conversion. U.S. Holders are urged to consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of Canadian dollars.

        Taxable dividends with respect to Teck Subordinate Voting Shares that are paid in Canadian dollars will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. U.S. Holders are urged to consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of Canadian dollars.

Information Reporting and Backup Withholding

        Under some circumstances, a U.S. Holder may be subject to U.S. information reporting and backup withholding tax on distributions paid on Teck Subordinate Voting Shares or proceeds from the disposition of Aur Shares or Teck Subordinate Voting Shares. Information reporting and backup withholding will not apply, however, to a U.S. Holder that is a corporation or is otherwise exempt from information reporting and backup withholding and, when required, demonstrates this fact. Backup withholding also will not apply to a U.S. Holder that furnishes a correct taxpayer identification number and certifies on a Form W-9 or successor form, under penalty of perjury, that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder that fails to provide the correct taxpayer identification number on Form W-9 or successor form may be subject to penalties imposed by the IRS. Backup withholding, currently at a 28 percent rate, is not an additional tax, and any amount withheld under these rules will be allowed as a refund or credit against a U.S. Holder's U.S. federal income tax liability if the required information is timely furnished to the IRS.

21.   Depositary and U.S. Forwarding Agent

        Teck has engaged CIBC Mellon Trust Company to act as Depositary and BNY Mellon Shareowner Services to act as U.S. Forwarding Agent for the receipt of Aur Shares and related Letters of Transmittal deposited to the Offer and for the payment for Aur Shares purchased by Teck pursuant to the Offer. The Depositary will also receive Notices of Guaranteed Delivery at its offices in Toronto, Ontario specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving notices, if required, and for making payment for all Aur Shares purchased by the Offeror under the Offer. The Depositary will also facilitate book-entry transfers of Aur Shares. The Depositary and U.S. Forwarding Agent will each receive reasonable and customary compensation from Teck for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Teck has also agreed to indemnify the Depositary against certain liabilities and expenses in connection with the Offer, including certain liabilities under the securities laws of Canada.

22.   Dealer Managers and Soliciting Dealer Group

        Teck has engaged the services of Merrill Lynch Canada Inc. as the Dealer Manager in Canada and Merrill Lynch, Pierce, Fenner & Smith Incorporated as the Dealer Manager in the United States to solicit acceptances of the Offer. The Dealer Managers will be reimbursed by Teck for their reasonable out-of-pocket expenses. In addition, the Dealer Managers will be indemnified against certain liabilities, including liabilities under securities laws, in connection with the Offer.

        Merrill Lynch Canada Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, with Teck's consent, form a soliciting dealer group (the "Soliciting Dealer Group") comprised of members of the Investment Dealers Association of Canada and members of the TSX, the TSX Venture Exchange and the National Association of Securities Dealers to solicit acceptances of the Offer. Each member of the Soliciting Dealer Group, including each of the Dealer Managers, is referred to herein as a "Soliciting Dealer". In the event that a Soliciting Dealer Group is formed, Teck may pay a fee to each Soliciting Dealer in respect of Aur Shares deposited.

        No fee or commission will be payable by Shareholders who transmit their Aur Shares directly to the Depositary or, in the event a Soliciting Dealer Group is formed, who make use of the facilities of a Soliciting Dealer to accept the Offer.

23.   Information Agent

        Teck has retained Georgeson to act as Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation from Teck for services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses incurred in connection therewith.

        Except as set forth above, the Offeror will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of the Aur Shares pursuant to the Offer, provided that the Offeror may make other arrangements with soliciting dealers and/or information agents outside of Canada.

        Shareholders should contact the Dealer Managers, the Depositary, the U.S. Forwarding Agent, the Information Agent or a broker or dealer for assistance in accepting the Offer and in depositing their Aur Shares with the Depositary or the U.S. Forwarding Agent.

24.   Offerees' Statutory Rights

        Securities legislation in certain of the provinces and territories of Canada provides securityholders of Aur with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Holders of Aur Shares should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

25.   Directors' Approval

        The contents of the Offer and Circular have been approved and the sending thereof to the Shareholders has been authorized by the board of directors of Teck.

26.   Expenses of the Offer

        Teck will fund the costs and expenses it incurs as a result of the Offer, and Teck has sufficient funds available to pay all such costs and expenses. Teck estimates that the fees and expenses of the Offer will be as follows:

Accounting and Taxation	$350,000
Legal	$1,000,000
Financial Advisory	$1,300,000
Printing and Mailing	$400,000
Filings	$600,000
Depositary	$100,000
Advertising and Investor Relations	$350,000
Other	$900,000

Total Estimated Costs and Expenses	$5,000,000

        In addition, Teck estimates that in the event the Offer is successful, it would incur additional expenses of approximately $9.0 million consisting of financial advisory and solicitation fees.

27.   Available Information

        Teck files reports and other information with Canadian securities regulatory authorities. These reports and information are available to the public free of charge on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

        Teck is subject to the reporting requirements of the U.S. Exchange Act and in accordance therewith files reports and other information with the SEC. Under a multi-jurisdictional disclosure system adopted by United States and Canadian securities regulators, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Teck is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S Exchange Act. Reports and other information filed or furnished, as applicable, by Teck may be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, NE, Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549. Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities or visit the SEC's website at www.sec.gov.

        The registration statement filed with the SEC concerning the Offer, including exhibits, and Teck's reports and other information filed under the U.S. Exchange Act are available to the public free of charge at the SEC's website at www.sec.gov.

28.   Experts

        The audited consolidated financial statements of Teck as at December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006, incorporated by reference in this Offer and Circular, have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP, independent chartered accountants, and upon the authority of such said firm as experts in accounting and auditing. PricewaterhouseCoopers LLP has advised that it is independent of Teck within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and is registered with the Public Company Accounting Oversight Board (United States).

        With respect to the pro forma financial statements of Teck included herein, the independent chartered accountants have reported that they applied limited procedures in accordance with Canadian professional standards for preparation of a compilation report. The compilation report is provided solely in order to comply with applicable requirements of Canadian securities laws. It should be noted that to report in accordance with Public Company Accounting Oversight Board Auditing Standards (PCAOBAS) on a compilation of pro forma financial statements an examination greater in scope than that performed under Canadian standards would be required. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the procedures applied. The independent chartered accountants may not be subject to the liability provisions of Section 11 of the U.S. Securities Act for their report on the pro forma financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the U.S. Securities Act.

        The audited comparative financial statements of Aur as at and for the two years ended December 31, 2006 incorporated into this Offer and Circular by reference have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP, independent chartered accountants, and upon the authority of such said firm as experts in accounting and auditing. PricewaterhouseCoopers LLP has advised that it is independent of Aur within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and is registered with the Public Company Accounting Oversight Board (United States).

        The statements as to Teck's mineral reserves and resources which appear in this Circular and Teck's Annual Information Form for the year ended December 31, 2006 have been incorporated by reference herein upon the authority of the following experts: Paul C. Bankes, P.Geo., Dan Gurtler, AIMM, and Colin McKenny, P.Geol., each of whom has acted as a Qualified Person in connection with the estimates of reserves and resources presented in this Circular. Mr. Bankes is an employee of Teck. Mr. McKenny is a former employee of Elk Valley Coal Partnership, of which Teck is the managing partner. Mr. Gurtler is an employee of Compañía Minera Antamina S.A., in which Teck holds a 22.5% share interest. Sproule Associates Limited has acted as an independent reserves evaluator in connection with our interest in the Fort Hills Project. As of the date hereof, each of Messrs Bankes, Gurtler and McKenny and the principals of

Sproule Associates Limited hold beneficially, directly or indirectly, less than 1% of any class of Teck's securities.

29.   Legal Matters

        Certain legal matters relating to the Offer and to the Teck Subordinate Voting Shares to be distributed pursuant to the Offer will be reviewed by Lang Michener LLP, Toronto, Ontario and certain U.S. legal matters relating to the Offer will be reviewed by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. Warren Seyffert, a director of Teck, is counsel to Lang Michener LLP. As of the date hereof, the partners and associates of Lang Michener LLP as a group, beneficially own, directly or indirectly, less than 1% of the issued and outstanding Teck Subordinate Voting Shares.

30.   Registration Statement Filed with the SEC

        A Registration Statement on Form F-8 under the U.S. Securities Act has been filed, which covers the Teck Subordinate Voting Shares to be issued pursuant to the Offer. The Offer and Circular do not contain all of the information set forth in the Registration Statement. Reference is made to the Registration Statement and the exhibits thereto for further information.

31.   Documents Filed as Part of the Registration Statement

        The following documents have been filed with the SEC as part of the Registration Statement on Form F-8:

  •
  the documents incorporated by reference under the heading "Teck — Teck Documents Incorporated by Reference and Further Information";

  •
  the documents incorporated by reference under the heading "Aur — Aur Documents Incorporated by Reference";

  •
  Support Agreement;

  •
  Amending Agreement to the Support Agreement;

  •
  Confidentiality Agreement;

  •
  Dealer Manager Agreement with Merrill Lynch Canada Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated;

  •
  Information Agent Agreement with Georgeson;

  •
  Consent of PricewaterhouseCoopers LLP, Teck's auditors;

  •
  Consent of PricewaterhouseCoopers LLP, Aur's auditors;

  •
  Consent of Lang Michener LLP;

  •
  Consent of Paul C. Bankes, P.Geo.;

  •
  Consent of Dan Gurtler, AIMM;

  •
  Consent of Colin McKenny, P.Geol.;

  •
  Consent of Sproule Associates Limited;

  •
  Awareness Letter of PricewaterhouseCoopers LLP; and

  •
  powers of attorney authorizing certain signatories to execute the Form F-8 and any subsequent amendments thereto.

CONSENTS

        We have read the Circular of Teck Cominco Limited ("Teck") dated July 17, 2007 relating to the Offer by Teck to purchase all of the outstanding common shares of Aur Resources Inc. ("Aur"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the Circular of our report to the shareholders of Teck on the consolidated balance sheets of Teck as at December 31, 2006 and 2005 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three year period ended December 31, 2006. Our report is dated February 26, 2007.

Vancouver, Canada July 17, 2007	(Signed) PRICEWATERHOUSECOOPERS LLP Chartered Accountants

        We have read the Circular of Teck Cominco Limited ("Teck") dated July 17, 2007 relating to the Offer by Teck to purchase all of the outstanding common shares of Aur Resources Inc. ("Aur"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the Circular of our report to the shareholders of Aur on the consolidated balance sheets of Aur as at December 31, 2006 and 2005 and the consolidated statements of operations, retained earnings and cash flows for each of the years in the two year period ended December 31, 2006. Our report is dated February 7, 2007.

Toronto, Canada July 17, 2007	(Signed) PRICEWATERHOUSECOOPERS LLP Chartered Accountants, Licensed Public Accountants

        We hereby consent to the references to our name contained under the heading "Legal Matters" and to our opinion contained under "Certain Canadian Federal Income Tax Considerations" in the Circular accompanying the Offer dated July 17, 2007 made by Teck Cominco Limited to the holders of common shares of Aur Resources Inc.

Toronto, Canada July 17, 2007	(Signed) LANG MICHENER LLP

APPROVAL AND CERTIFICATE OF TECK COMINCO LIMITED

        The contents of the Offer and Circular, together with the Annexes included therein, have been approved by, and the sending thereof to the Shareholders has been authorized by, the board of directors of Teck Cominco Limited. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer or the securities to be distributed hereunder.

Dated: July 17, 2007.

(Signed) DONALD R. LINDSAY President and Chief Executive Officer	(Signed) RONALD A. MILLOS Senior Vice President Finance and Chief Financial Officer
On behalf of the board of directors
(Signed) DR. NORMAN B. KEEVIL Director	(Signed) J. BRIAN AUNE Director

ANNEX A

        NOTE: The following compilation report is provided solely to comply with the applicable requirements of Canadian securities laws. Canadian generally accepted auditing standards specify the procedures that should be performed in relation to compilation reports and these procedures are outlined in the compilation report set out below. These procedures would not be sufficient to allow for an expression of opinion under the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). The procedures that would need to be performed to allow for an expression of an opinion under the standards of the PCAOB would be more extensive and greater in scope than those required by Canadian generally accepted auditing standards. Accordingly, no opinion is expressed on the pro forma information under the standards of the PCAOB.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED

        The following selected unaudited pro forma consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial condition of the consolidated entities that would have been achieved if the Offer had been completed during the periods presented, nor is the selected pro forma consolidated financial information necessarily indicative of the future operating results or financial position of the consolidated entities.

COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of Teck Cominco Limited

        We have read the accompanying unaudited pro forma consolidated balance sheet of Teck Cominco Limited (the "company" or "Teck") as at March 31, 2007 and the unaudited pro forma consolidated statements of earnings for the three months then ended and for the year ended December 31, 2006, and have performed the following procedures.

1.
Compared the figures in the columns captioned "Teck" to the unaudited consolidated financial statements of the company as at March 31, 2007 and for the three months then ended, and the audited consolidated financial statements of the company for the year ended December 31, 2006 respectively, and found them to be in agreement.

2.
Compared the figures in the columns captioned "Aur US$" to the unaudited consolidated financial statements of Aur Resources Inc. ("Aur") as at March 31, 2007 and for the three months then ended and the audited consolidated financial statements of Aur for the year ended December 31, 2006 respectively, and found them to be in agreement.

3.
Made enquiries of certain officials of the company who have responsibility for financial and accounting matters about:

(a)
the basis for determination of the pro forma adjustments; and

(b)
whether the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

        The officials:

  (a)
  described to us the basis for determination of the pro forma adjustments, and

  (b)
  stated that the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

4.
Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.
Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Teck" and "Aur CDN$" as at March 31, 2007 and for the three months then ended, and for the year ended December 31, 2006, and found the amounts in the columns captioned "Pro Forma Teck" to be arithmetically correct.

        A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Vancouver, British Columbia, Canada July 17, 2007	(Signed) PRICEWATERHOUSECOOPERS LLP Chartered Accountants

TECK COMINCO LIMITED

PRO FORMA CONSOLIDATED BALANCE SHEET

As at March 31, 2007
($ millions)

				Pro Forma Adjustments
		Aur
						Pro Forma Teck
	Teck	US$	CDN$	Note 3	Amounts
	A		B		C	A + B + C
ASSETS
Current assets
Cash and cash equivalents	$3,961	$446	$514	a	$27	$2,210
				b	(3,084),(25)
				d	817
Temporary investments	817	—	—	d	(817)	—
Accounts receivable	637	29	33			670
Inventories and other	800	73	84	c	80	964

	6,215	548	631			3,844
Investments	630	—	—			630
Investment in Aur	—	—	—	b	4,051	—
				e	(4,051)
Restricted cash	—	128	148			148
Property, plant and equipment and other non-current assets	4,284	528	609	c	4,039	8,932

	$11,129	$1,204	$1,388			$13,554

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$924	$197	$227	c	$10	$1,161
Current portion of long-term debt	—	41	48			48

	924	238	275			1,209
Long-term debt	1,481	219	252			1,733
Other liabilities	837	127	146			983
Future income and resource taxes	942	24	28	c	754	1,724
Minority interests	51	16	18			69

	4,235	624	719			5,718
Shareholders' equity	6,894	580	669	a	27	7,836
				b	942
				c	3,355
				e	(4,051)

	$11,129	$1,204	$1,388			$13,554

TECK COMINCO LIMITED

PRO FORMA CONSOLIDATED BALANCE SHEET

As at March 31, 2007
($ millions)

TECK COMINCO LIMITED

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

For the year ended December 31, 2006
($ millions)

				Pro Forma Adjustments
		Aur
						Pro Forma Teck
	Teck	US$	CDN$	Note 3	Amounts
	A		B		C	A + B + C
Revenues	$6,539	$738	$837			$7,376
Operating expenses	(2,714)	(208)	(236)			(2,950)
Depreciation	(264)	(31)	(35)	f	(150)	(449)

Operating profit	3,561	499	566			3,977
Other expenses
General and administration	(96)	(12)	(14)			(110)
Interest on long-term debt	(97)	(8)	(9)			(106)
Mineral exploration	(72)	(8)	(9)			(81)
Research and development	(17)	—	—			(17)
Other income	364	25	29	g	(123)	270

	82	(3)	(3)			(44)

	3,643	496	563			3,933
Provision for income and resource taxes	(1,215)	(93)	(105)	h	68	(1,252)
Minority interests	(33)	(109)	(124)			(157)

Net earnings from continuing operations	2,395	294	334			2,524
Discontinued operations	36	—	—			36

Net earnings	$2,431	$294	$334			$2,560

Earnings per share Pro forma earnings per share (Note 5)
Basic	$5.77					$5.77
Diluted	$5.60					$5.61
Earnings per share from continuing operations
Basic	$5.68					$5.69
Diluted	$5.52					$5.54

TECK COMINCO LIMITED

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS (Continued)

For the year ended December 31, 2006
($ millions)

TECK COMINCO LIMITED

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

For the three months ended March 31, 2007
($ millions)

				Pro Forma Adjustments
		Aur
						Pro Forma Teck
	Teck	US$	CDN$	Note 3	Amounts
	A		B		C	A + B + C
Revenues	$1,340	$156	$183			$1,523
Operating expenses	(656)	(52)	(61)			(717)
Depreciation	(64)	(12)	(14)	f	(48)	(126)

Operating profit	620	92	108			680
Other expenses
General and administration	(22)	(3)	(4)			(26)
Interest on long-term debt	(22)	(3)	(4)			(26)
Mineral exploration	(20)	(1)	(1)			(21)
Research and development	(6)	—	—			(6)
Other income	57	9	11	g	(31)	37

	(13)	2	2			(42)

	607	94	110			638
Provision for income and resource taxes	(209)	(20)	(23)	h	19	(213)
Minority interests	(8)	(16)	(19)			(27)

Net earnings from continuing operations	390	58	68			398
Discontinued operations	(30)	—	—			(30)

Net earnings	$360	$58	$68			$368

Earnings per share		Pro forma earnings per share (Note 5)
Basic	$0.84					$0.81
Diluted	$0.83					$0.81
Earnings per share from continuing operations
Basic	$0.91					$0.88
Diluted	$0.90					$0.87

TECK COMINCO LIMITED

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Canadian dollars unless otherwise indicated
(Unaudited)

1.     BASIS OF PRESENTATION

  These unaudited pro forma consolidated financial statements (pro forma financial statements) of Teck Cominco Limited (Teck) have been prepared in accordance with generally accepted accounting principles in Canada. These pro forma financial statements do not contain all of the information required for annual financial statements. Accordingly they should be read in conjunction with the most recent annual and interim financial statements of Teck, and the most recent annual and interim financial statements of Aur Resources Inc. (Aur).

  These pro forma financial statements have been prepared assuming that the acquisition of Aur had been completed on January 1, 2006 for the unaudited pro forma consolidated statements of earnings and on March 31, 2007 for the unaudited pro forma consolidated balance sheet.

  These pro forma financial statements are not intended to reflect the financial position that would have resulted had the transaction actually been effected on March 31, 2007 or the results of operations had the transaction been effected on January 1, 2006. Further, the pro forma results of operations may not be indicative of future results.

  On April 25, 2007, Teck's shareholders approved a two-for-one share split for its Class A Common Shares and Class B Subordinate Voting Shares effective as of the close of business on May 7, 2007. All share and per share information included in the circular and the pro forma financial statements and accompanying notes has been adjusted on a retroactive basis to reflect this stock split for all periods presented.

2.     SIGNIFICANT ACCOUNTING POLICIES

  Accounting policies used in the preparation of these pro forma financial statements are those disclosed in Teck's audited consolidated financial statements for the year ended December 31, 2006 and Teck's unaudited consolidated financial statements for the three months ended March 31, 2007. For the purposes of these pro forma financial statements, no attempt has been made to harmonize the accounting policies of Teck and Aur.

  For the purposes of these pro forma financial statements, the Aur balance sheet as at March 31, 2007 has been translated into Canadian dollars at the period end rate of 1.1529, the Aur statement of earnings for the year ended December 31, 2006 has been translated at an average rate of 1.1341 and the Aur statement of earnings for the three months ended March 31, 2007 has been translated at an average rate of 1.1714.

3.     PRO FORMA ADJUSTMENTS

  The acquisition of Aur by Teck is accounted for using the purchase method. Accordingly, Aur's assets and liabilities are measured at their estimated individual fair values on the date of the acquisition. Teck's investment in Aur and Aur's shareholders' equity are eliminated upon consolidation. Teck's assets and liabilities are not revalued as part of this process.

  The pro forma financial statements assume the completion of a business combination at March 31, 2007 whereby 100.3 million shares of Aur, calculated on a fully-diluted basis, are acquired for total consideration of $4,026 million, comprising 22 million Class B Subordinate Voting Shares of Teck, and $3,084 million in cash. For the purpose of these pro forma financial statements, Teck has assumed that the maximum cash component of the Aur Offer will be reached. The final amount of the cash portion of the consideration will depend on decisions relating to the exercise of stock options made by holders of Aur stock options, and elections made by shareholders of Aur on acceptance of the Offer.

  The measurement of the share component of the purchase consideration in the pro forma financial statements is based on a Teck Class B Subordinate Voting Share price of $45.20, the closing price on the Toronto Stock Exchange on the last trading day prior to the announcement of the Aur Offer.

  The calculation of the purchase consideration and the allocation of the purchase price to the assets and liabilities of Aur as presented in these pro forma financial statements is preliminary and subject to change. In arriving at the fair values of assets and liabilities Teck has made assumptions, estimates and assessments which are based on limited information. The actual fair values of the assets and liabilities will be determined as of the date of the acquisition, not the dates used in the preparation of these pro forma financial statements. The amounts determined may differ materially from the amounts disclosed in the purchase price allocation set out in (c) below due to changes in the estimates of fair values of the assets and liabilities as more information is available for assessment. Any such changes in the determination and allocation of the purchase price could also result in changes to the adjustments to earnings in subsequent periods.

TECK COMINCO LIMITED

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian dollars unless otherwise indicated
(Unaudited)

3.     PRO FORMA ADJUSTMENTS (Continued)

  Balance Sheet Adjustments:

  Adjustments related to the pro forma consolidated balance sheet as at March 31, 2007 have been made as follows:

  (a)
  To give effect to proceeds of $27 million deemed to be received by Aur on the exercise of in-the-money employee and director share options.

  (b)
  To record the purchase of Aur shares for cash and the issuance of Teck shares as follows:

(C$ millions)
Cash portion of the Aur Offer	$3,084
Issue of 22 million Teck subordinate voting shares(1)	942

4,026
Estimated transaction fees and expenses of Teck and Aur	25

Total purchase price	$4,051

    (1)
    The purchase price was calculated using a price of $45.20 for each Teck subordinate voting share issued, net of deemed issue costs.

  (c)
  The following allocates the purchase price based on management's preliminary estimate of fair values after giving effect to (b) above:

(C$ millions)	Aur Book Value	Fair Value Adjustments	Aur Fair Value
Cash and cash equivalents	$514	$—	$514
Inventories	84	80	164
Restricted Cash	148	—	148
Other current assets	33	—	33
Property, plant and equipment and other non-current assets	609	4,039	4,648

Total assets	$1,388	$4,119	$5,507

Current portion of long-term debt	$48	$—	$48
Other Current liabilities	227	10	237
Long-term debt	252	—	252
Other liabilities	146	—	146
Future income and resource taxes	28	754	782
Minority interests	18	—	18

Total liabilities	719	764	1,483

Net assets purchased	$669	$3,355	$4,024

  (d)
  To record the conversion of $817 million of temporary investments into cash to finance the acquisition.

  (e)
  To eliminate the investment in Aur on consolidation.

  Income Statement Adjustments:

  (f)
  To depreciate and amortize the preliminary fair value adjustments allocated to property, plant and equipment. An amount of $1.9 billion has been allocated to assets, including Duck Pond and certain mineral resources at Quebrada Blanca and Andocollo, which were not in production in 2006 or during the first quarter of 2007, and which are, accordingly, not subject to amortization for the purposes of these pro forma financial statements.

  (g)
  To adjust interest income to reflect the reduction in Teck's cash balances resulting from the transaction.

TECK COMINCO LIMITED

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian dollars unless otherwise indicated
(Unaudited)

3.     PRO FORMA ADJUSTMENTS (Continued)

  (h)
  To provide for taxes on the above items.

4.     ITEMS NOT ADJUSTED

  The adjustments made to the pro forma consolidated statements of earnings reflect only those items which are expected to recur and do not include one time charges to income which are expected to occur immediately following the transaction. In addition, the pro forma consolidated statements of earnings do not give effect to operating efficiencies, cost savings and synergies that may result from the acquisition, including potential cost savings at the corporate level and potential synergies in exploration activities and at operations.

5.     PRO FORMA EARNINGS PER SHARE INFORMATION

	Three Months Ended March 31, 2007	Year Ended December 31, 2006
Basic pro forma earnings per share computation
Numerator ($ millions):
Pro forma net earnings from continuing operations	$398	$2,524
Less interest on convertible debentures, net of taxes	—	(3)

	398	2,521
Pro forma net earnings from discontinued operation	(30)	36

Pro forma net earnings available to shareholders	$368	$2,557

Denominator (thousands of shares):
Teck weighted average shares outstanding	430,714	421,156
Shares issued to Aur shareholders	21,934	21,934

Pro forma weighted average shares outstanding	452,648	443,090

Basic pro forma earnings per share	$0.81	$5.77
Basic pro forma earnings per share from continuing operations	$0.88	$5.69
Diluted pro forma earnings per share computation
Numerator ($ millions):
Pro forma net earnings available to shareholders, assuming dilution	$368	$2,560
Pro forma net earnings available to shareholders from continuing operations, assuming dilution	$398	$2,524
Denominator (thousands of shares):
Pro forma weighted average shares outstanding	452,648	443,090
Dilutive effect of securities for Teck Share options	2,624	3,318
Convertible debentures	—	9,574

Pro forma weighted average shares outstanding	455,272	455,982

Diluted pro forma earnings per share	$0.81	$5.61
Diluted pro forma earnings per share from continuing operations	$0.87	$5.54

ANNEX B
CERTAIN INFORMATION REGARDING THE DIRECTORS AND
EXECUTIVE OFFICERS OF TECK

        Set forth in the table below is the name, province/state and country of residence, country of citizenship, current principal occupation and material positions held during the past five years with respect to each of the directors and executive officers of Teck.

        In the past five years, none of the persons listed below has been convicted in a criminal proceeding or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him or her from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

DIRECTORS

Name, Province/State, Country of Residence and Country of Citizenship	Office Held With Teck and Principal Occupations within Previous Five Years	Director Since

J. Brian Aune(1)(3)(4)(5) Residence — Westmount, Quebec, Canada Citizenship — Canadian	Chairman of St. James Financial Corp., 1990 to September 2005 and President of Alderprise Inc. (private investment companies)	February 1995

Jalynn H. Bennett(2)(4)(5) Residence — Toronto, Ontario, Canada Citizenship — Canadian	President, Jalynn H. Bennett and Associates Ltd. (consulting firm)	June 2005

Hugh J. Bolton(2)(3) Residence — Edmonton, Alberta, Canada Citizenship — Canadian	Chairman, Epcor Utilities Inc. (electrical utility), and Lead Director of Matrikon Inc. (industrial IT company), from 2000 to present	September 2001

Norman B. Keevil(1) Residence — West Vancouver, British Columbia, Canada Citizenship — Canadian	Chairman of Teck; Chief Executive Officer of Teck prior to July 25, 2001	July 1963

Norman B. Keevil III(6)(7) Residence — Victoria, British Columbia, Canada Citizenship — Canadian	Chief Operating Officer and Vice President of Engineering, Triton Logging Inc. (underwater harvesting company) from 2004 to present; prior thereto President and Chief Executive Officer, Pyramid Automation Ltd. (manufacturers of special purpose automation equipment)	April 1997

Takashi Kuriyama(6) Residence — Vancouver, British Columbia, Canada Citizenship — Japanese	Executive Vice-President of Sumitomo Metal Mining America Inc. (mining company) from May 2006 to present; Councilor at Metals Exploration Group (seconded by SMM) from 2004 to 2006; Director at Joint Venture Exploration Division, Metal Mining Agency of Japan from 2003 to 2004; Manager at Geology and Exploration Section, Hishikari Mine, Sumitomo Metal Mining Co. from 2002 to 2003; Managing Director at Sumitomo Metal Mining Oceania P/L Australia from 2001 to 2002	June 2006

Name, Province/State, Country of Residence and Country of Citizenship	Office Held With Teck and Principal Occupations within Previous Five Years	Director Since

Donald R. Lindsay(1) Residence — Vancouver, British Columbia, Canada Citizenship — Canadian	President of Teck from January 2005 to present; appointed Chief Executive Officer of Teck in April 2005; President of CIBC World Markets Inc. (investment banking), from 2001 to 2004	February 2005

Takuro Mochihara(1)(6) Residence — Tokyo, Japan Citizenship — Japanese	Director and Senior Managing Executive Officer, Sumitomo Metal Mining Co., Ltd. (mining company)	September 2000

Derek G. Pannell(6)(7) Residence — Toronto, Ontario, Canada Citizenship — Canadian	Managing Partner, Brookfield Asset Management (asset management company) from November 2006 to present; President and Chief Operating Officer, Noranda/Falconbridge from 2001 to October 2006	October 2006

Warren S. R. Seyffert(2)(5)(6) Residence — Toronto, Ontario, Canada Citizenship — Canadian	Counsel at Lang Michener LLP (law firm)	August 1989

Keith E. Steeves(2)(4)(7) Residence — Richmond, British Columbia, Canada Citizenship — Canadian	Corporate Director	October 1981

Chris M.T. Thompson(1)(3)(7) Residence — Denver, Colorado, United States Citizenship — Canadian	Corporate Director; Chief Executive Officer and Chairman of the Board of Gold Fields Ltd. (gold mining) from 1998 to November 2002; Chairman of the Board of Gold Fields Ltd. (gold mining) to November 2005	June 2003

Janice G. Rennie(2)(4) Residence — Edmonton, Alberta, Canada Citizenship — Canadian	Corporate Director; Sr. Vice President, Human Resources and Organizational Effectiveness for Epcor Utilities Inc. from 2004 to 2005; Principal of Rennie & Associates (investment advisory firm) prior to 2004	April 2007

Robert J. Wright(1)(2)(3)(5) Residence — Toronto, Ontario, Canada Citizenship — Canadian	Lead Director of Teck	May 1994

(1)
Member of the Executive Committee

(2)
Member of the Audit Committee

(3)
Member of the Compensation Committee

(4)
Member of the Pension Committee

(5)
Member of the Corporate Governance and Nominating Committee

(6)
Member of the Environment, Health & Safety Committee

(7)
Member of the Reserves Committee

OFFICERS

Name, Province/State, Country of Residence and Country of Citizenship	Office Held With Teck and Principal Occupations within Previous Five Years

Norman B. Keevil Residence — West Vancouver, British Columbia, Canada Citizenship — Canadian	Chairman of Teck; Chief Executive Officer of Teck prior to July 25, 2001

Robert J. Wright Residence — Toronto, Ontario, Canada Citizenship — Canadian	Lead Director of Teck

Donald R. Lindsay Residence — Vancouver, British Columbia, Canada Citizenship — Canadian	President of Teck from January 2005 to present; appointed CEO of Teck in April 2005; prior thereto President, CIBC World Markets Inc.

Douglas H. Horswill Residence — West Vancouver, British Columbia, Canada Citizenship — Canadian	Senior Vice President, Environment and Corporate Affairs

Peter G. Kukielski Residence — Vancouver, British Columbia, Canada Citizenship — American	Executive Vice President and Chief Operating Officer of Teck since July 17, 2006; previously Chief Operating Officer from 2005 to 2006; Executive Vice President, Project & Aluminum from 2003 to 2005; Senior Vice President, Projects from 2001 to 2003 of Falconbridge Limited

G. Leonard Manuel Residence — West Vancouver, British Columbia, Canada Citizenship — Canadian	Senior Vice President and General Counsel; previously Vice President and General Counsel

Ronald A. Millos Residence — Vancouver, British Columbia, Canada Citizenship — Canadian	Senior Vice President, Finance and Chief Financial Officer of Teck since October 3, 2005; previously Vice President and Chief Financial Officer of the Fording Canadian Coal Trust, Fording LP (formerly known as Fording Inc.) and Elk Valley Coal Corporation since June 1, 2003; Vice President, Corporate Finance of Teck since September 2001 and prior thereto Vice President, Finance and Chief Financial Officer of Cominco Ltd.

Peter C. Rozee Residence — West Vancouver, British Columbia, Canada Citizenship — Canadian	Senior Vice President, Commercial Affairs since October 1, 2005; previously Vice President, Commercial and Legal Affairs from 2001 to 2005

Ronald J. Vance Residence — Evergreen, Colorado, USA Citizenship — American	Senior Vice President, Corporate Development of Teck since January 1, 2006; previously Managing Director and Senior Advisor, Rothschild Inc.

Michael E. Agg Residence — Vancouver, British Columbia, Canada Citizenship — Canadian	Vice President, Refining and Metal Sales since December 1, 2005; previously General Manager, Trail Operations from 2003 to 2005, and General Manager of Cajamarquilla from 1998 to 2003.

Michael J. Allan Residence — West Vancouver, British Columbia, Canada Citizenship — Canadian	Vice President, Engineering

Name, Province/State, Country of Residence and Country of Citizenship	Office Held With Teck and Principal Occupations within Previous Five Years

Dale E. Andres Residence — Vancouver, British Columbia, Canada Citizenship — Canadian	Vice President, International Mining of Teck since November 23, 2006; previously General Manager, Underground Operations of Teck from 2004 to 2006; Project Manager from 2002 to 2004 and Operating Manager (2002) of the Polaris Mine

Fred S. Daley Residence — Delta, British Columbia, Canada Citizenship — Canadian	Vice President, Exploration

Michel P. Filion Residence — Surrey, British Columbia, Canada Citizenship — Canadian	Vice President, Environment, Health and Safety since June 2005; previously Vice President, Environment

Gary M. Jones Residence — Delta, British Columbia, Canada Citizenship — Canadian	Vice President, Business Development

Robert G. Scott Residence — Vancouver, British Columbia, Canada Citizenship — Canadian	Vice President, North American Mining since January 2006; previously General Manager of Red Dog from 2003 to 2005; prior thereto General Manager/Mine Manager of Quintette

Andrew A. Stonkus Residence — North Vancouver, British Columbia, Canada Citizenship — Canadian	Vice President, Concentrate Marketing of Teck since December 1, 2005; previously General Manager, Concentrate Marketing

John F.H. Thompson Residence — Vancouver, British Columbia, Canada Citizenship — Canadian	Vice President, Technology since January 1, 2006; previously Chief Geoscientist of Teck

James A. Utley Residence — West Vancouver, British Columbia, Canada Citizenship — Canadian	Vice President, Human Resources

Gregory A. Waller Residence — North Vancouver, British Columbia, Canada Citizenship — Canadian	Vice President, Investor Relations & Strategic Analysis of Teck since November 23, 2006; previously Director, Financial Analysis & Investor Relations from 2004 to 2006 and Director, Financial Analysis & Planning from 2001 to 2004

Timothy C. Watson Residence — Vancouver, British Columbia, Canada Citizenship — Canadian	Senior Vice President, Project Development effective August 6, 2007; Chief Operating Officer, Power & Process, AMEC plc since March 2005; previously President, Industrial & Infrastructure, AMEC plc from October 2004 to February 2005; Senior Vice President & General Manager, Mining and Metals, AMEC plc from September 2003 to September 2004; Vice President & General Manager, Mining & Metals, AMEC plc prior to September 2003

John F. Gingell Residence — Delta, British Columbia, Canada Citizenship — Canadian	Controller since June 1, 2007; previously Assistant Controller

Lawrence A. Mackwood Residence — West Vancouver, British Columbia, Canada Citizenship — Canadian	Treasurer

The Depositary for the Offer is:
 CIBC Mellon Trust Company

By Mail P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4	By Registered Mail, by Hand or by Courier 199 Bay Street Commerce Court West Securities Level Toronto, Ontario M5L 1G9

Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com

The Dealer Managers for the Offer are:

In Canada Merrill Lynch Canada Inc. 181 Bay Street, 4th Floor Toronto, Ontario M5J 2V8 Telephone: (416) 369-7665
In the United States
Merrill Lynch, Pierce, Fenner & Smith Incorporated
4803 Deer Lake Drive W.
Building 4, 2nd Floor
Jacksonville, Florida 32246
Telephone (within U.S.): 1-877-653-2948
Telephone (international): 1-609-818-8000

The U.S. Forwarding Agent for the Offer is:

BNY Mellon Shareowner Services

By Mail, Registered Mail, by Hand or by Courier
480 Washington Blvd., 27th Floor
Jersey City, New Jersey 07310
Attention: Reorganization Department
Toll Free: 1-800-777-3674

The Information Agent for the Offer is:

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number: 1-888-605-7628
U.S. Banks and Brokers Call Collect: 1-212-440-9800

        Any questions and requests for assistance may be directed by Shareholders to the Depositary or the Information Agent at their respective telephone numbers and locations set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. This Letter of Transmittal is for use in accepting the Offer (as defined below).

LETTER OF TRANSMITTAL AND ELECTION FORM
for Deposit of Common Shares of
AUR RESOURCES INC.
Pursuant to the Offer dated July 17, 2007 made by
TECK COMINCO LIMITED

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL MIDNIGHT (VANCOUVER TIME)
ON AUGUST 21, 2007 (THE "EXPIRY TIME"), UNLESS EXTENDED OR WITHDRAWN.
SEE SECTION 4 OF THE OFFER, "TIME FOR ACCEPTANCE".

USE THIS LETTER OF TRANSMITTAL IF:
1.	YOU ARE DEPOSITING A SHARE CERTIFICATE; OR
2.	YOU ARE A U.S. SHAREHOLDER FOLLOWING PROCEDURES FOR BOOK-ENTRY CONFIRMATION AND DO NOT HAVE AN AGENT'S MESSAGE; OR
3.	YOU PREVIOUSLY DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY.

        This Letter of Transmittal and Election Form (the "Letter of Transmittal") or a facsimile hereof, properly completed and duly executed, together with all other required documents, must accompany certificates representing common shares (the "Aur Shares") of Aur Resources Inc. ("Aur"), a corporation existing under the laws of Canada, deposited pursuant to the offer dated July 17, 2007 (the "Offer"), made by Teck Cominco Limited (the "Offeror"), a corporation existing under the laws of Canada, to holders of Aur Shares ("Shareholders"). Shareholders may also accept the Offer by following the procedures for book-entry transfer set forth herein, provided that the confirmation of a book-entry transfer of Aur Shares into the Depositary's account at the Canadian Depository for Securities Limited ("CDS"), or The Depository Trust Company ("DTC"), with an Agent's Message in respect thereof, or a properly completed Letter of Transmittal and any other required documents are received by the Depositary at its office in Toronto, Ontario before the Expiry Time.

        The terms and conditions of the Offer are incorporated by reference into this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer and accompanying circular (together, the "Offer and Circular") dated July 17 , 2007, have the meanings given to them in the Offer and Circular.

        The Depositary, the Dealer Managers, the U.S. Forwarding Agent, the Information Agent or your broker or other financial advisor can assist you in completing this Letter of Transmittal (see back page of this document for addresses and telephone numbers). A Shareholder who wishes to deposit Aur Shares pursuant to the Offer and whose Aur Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Aur Shares pursuant to the Offer.

        Shareholders who wish to deposit Aur Shares but whose certificates representing such Aur Shares are not immediately available or who are not able to deliver the certificates and all other required documents to the Depositary or the U.S. Forwarding Agent, at or prior to the Expiry Time must deposit their Aur Shares according to the guaranteed delivery procedure set forth in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery". See Instruction 2 of this Letter of Transmittal, "Procedure for Guaranteed Delivery".

        This Letter of Transmittal is to be used if certificates are to be forwarded herewith or, unless an Agent's Message is utilized, if delivery of Aur Shares is to be made by book-entry transfer to an account maintained by the Depositary at DTC.

        DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY OR THE U.S. FORWARDING AGENT. YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND IF YOU ARE A U.S. SHAREHOLDER, YOU MUST ALSO COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED HEREIN. SEE INSTRUCTION 9 OF THIS LETTER OF TRANSMITTAL, "U.S. SHAREHOLDERS AND SUBSTITUTE FORM W-9".

        THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

        This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Aur Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

2

Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO:	TECK COMINCO LIMITED
AND TO:	CIBC MELLON TRUST COMPANY (the "Depositary") or BNY MELLON SHAREOWNER SERVICES (the "U.S. Forwarding Agent"), at its offices set out herein

        The undersigned delivers to you the enclosed certificate(s) representing Aur Shares subject only to the provisions of the Offer regarding withdrawal. The undersigned irrevocably accepts the Offer for such Aur Shares upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s):

BOX 1
COMMON SHARES
Common Share Certificate Number(s) (if available)	Name(s) in which Registered (please print and fill in exactly as name(s) appear(s) on certificates.)	Number of Common Shares Represented by Certificate	Number of Common Shares Deposited*

TOTAL

* Unless otherwise indicated, the total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited. See Instruction 7 of this Letter of Transmittal, "Partial Deposits".

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

CURRENCY OF PAYMENT

        Cash consideration payable to you pursuant to the Offer will be paid in Canadian dollars.

3

BOX 2 ELECTION FOR CASH OR SHARES

Pursuant to the Offer, the undersigned hereby elects to receive one of the following forms of consideration for all of the deposited Aur Shares represented by the certificate(s) listed in Box 1 above. Shareholders may elect to receive either the Cash Alternative (Choice A) OR the Share Alternative (Choice B).
Shareholders may choose only ONE of the choices below:
☐ Choice A — The CASH ALTERNATIVE
Shareholders who check this box will receive Cdn.$41.00 in cash for each Aur Share deposited under this Choice A (subject to pro ration).
☐ Choice B — The SHARE ALTERNATIVE

Shareholders who check this box will receive 0.8749 of a Class B subordinate voting share of Teck Cominco Limited (a "Teck Subordinate Voting Share") and Cdn.$0.0001 in cash for each Aur Share deposited under this Choice B (subject to pro ration).

If a Shareholder fails to elect the Share Alternative or does not properly elect either the Cash Alternative, on the one hand, or the Share Alternative, on the other hand, with respect to any Aur Shares deposited by it pursuant to the Offer, such Shareholder will be deemed to have elected the Cash Alternative.

Fractional Teck Subordinate Voting Shares will not be issued in connection with the Offer. Where on any Take-Up Date a Shareholder is to receive Teck Subordinate Voting Shares as consideration pursuant to the Offer and the aggregate number of Teck Subordinate Voting Shares to be issued to such Shareholder would result in a fraction of a Teck Subordinate Voting Share being issuable, the number of Teck Subordinate Voting Shares to be received by such Shareholder will be rounded down and in lieu of a fractional Teck Subordinate Voting Share, the Shareholder will receive a cash payment determined on the basis of an amount equal to the Average Market Price multiplied by the fractional share amount. See Section 1 of the Offer, "The Offer".

As described in the Offer, the maximum amount of cash consideration available pursuant to the Offer is Cdn. $3,089,335,835 and the maximum number of Teck Subordinate Voting Shares issuable pursuant to the Offer is 21,971,959. The consideration payable pursuant to the Offer will be pro rated as necessary on each Take-Up Date to ensure that the total aggregate consideration payable pursuant to the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction does not exceed the maximum aggregate amounts and will be based on the number of Aur Shares acquired on a Take-Up Date in proportion to the number of Aur Shares outstanding on a fully diluted basis, as set forth in Section 1 of the Offer, "The Offer".

If a Shareholder delivers a Notice of Guaranteed Delivery in respect of Aur Shares deposited with this Letter of Transmittal, the election (or deemed election) made in that Notice of Guaranteed Delivery as to the consideration to be received shall supersede any election made in this Letter of Transmittal. See Instruction 2 of this Letter of Transmittal "Procedure for Guaranteed Delivery".

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BOX 3 TAX DEFERRAL ELECTION FOR CANADIAN SHAREHOLDERS
☐
Check this box if the beneficial owner of the deposited Aur Shares represented by the certificates listed in Box 1, (1) is an "Eligible Holder" (defined below), and (2) would like to make the joint tax election with the Offeror described in Section 19 of the Circular, "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Resident Holders Who Accept the Offer — Exchange of Aur Shares for Cash and Teck Subordinate Voting Shares — Disposition Where an Election is Made under Subsection 85(1) or 85(2) of the Tax Act" in the event that Teck Subordinate Voting Shares are received as partial consideration for such Aur Shares. Eligible Holders who check this box and submit this Letter of Transmittal will receive a tax instruction letter from the Depositary.

The joint tax election can only be made by beneficial owners of Aur Shares who are Eligible Holders, and who receive Teck Subordinate Voting Shares as part of the consideration for their Aur Shares. No joint tax election will be made with any other persons.

An "Eligible Holder" means a Shareholder who is (i) resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act") and who is not exempt from tax under Part I of the Tax Act, or (ii) a partnership if one or more of the partners would be an Eligible Holder.

Eligible Holders should note that because of the pro ration provisions of the Offer, a Shareholder electing the Cash Alternative may receive Teck Subordinate Voting Shares, and a Shareholder electing the Share Alternative may receive more cash than the Cdn.$0.0001 per Aur Share provided for under the Share Alternative. Eligible Holders should consult their own advisors as to whether they should make this tax election and (if so) the procedure for doing so. It is the Eligible Holder's responsibility to take the steps required to make a valid tax election.
☐
Eligible Holders who check the box above and would like to make a similar election for Québec income tax purposes should also check this box to receive a tax instruction letter relating to such Québec tax election from the Depositary.

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        The person signing this Letter of Transmittal (or, in the case of Aur Shares deposited by book-entry transfer to the Depositary's account with CDS or to DTC, with an Agent's Message) (the "signatory") acknowledges receipt of the Offer and Circular and acknowledges that there will be a binding agreement between the signatory and the Offeror effective immediately following the Offeror taking up the Aur Shares covered by this Letter of Transmittal and delivered to the Depositary or the U.S. Forwarding Agent (the "Deposited Shares") in accordance with the terms and subject to the conditions of the Offer. The signatory represents and warrants that: (i) the signatory has full power and authority to deposit, sell, assign and transfer all right, title and interest in and to the Deposited Shares and in and to all rights and benefits arising from such Deposited Shares, including, without limitation, any and all dividends, distributions, payments, securities, rights, warrants, assets, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on or after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, rights, warrants, assets, property or other interests (collectively, "Distributions") being deposited to the Offer; (ii) the signatory or the person on whose behalf the Deposited Shares are being deposited owns (including, without limitation, within the meaning of Rule 14e-4 under the U.S. Exchange Act) the Deposited Shares that are being deposited; (iii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other person; (iv) the deposit of the Deposited Shares and Distributions complies with applicable Laws; and (v) when the Deposited Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereof, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

        IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and in this Letter of Transmittal, subject only to the withdrawal rights set out in the Offer, the signatory irrevocably accepts the Offer for and in respect of the Deposited Shares and (unless deposit is to be made pursuant to the procedure for deposit by book-entry transfer set forth in Section 5 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer") delivers to the Offeror the enclosed Aur Share certificate(s) representing the Deposited Shares and, on and subject to the terms and conditions of the Offer, deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Shares, and in and to all rights and benefits arising from the Deposited Shares including any and all Distributions.

        If, on or after the date of the Offer, Aur should divide, combine, reclassify, consolidate, convert or otherwise change any of the Aur Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 2 of the Offer, "Conditions of the Offer", make such adjustments as it deems appropriate to reflect such division, combination, reclassification, consolidation, conversion or other change in the Offered Consideration or other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefor).

        Aur Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any Distributions which may be declared, accrued, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Deposited Shares, but subject to any Deposited Shares being validly withdrawn by or on behalf of the depositing Shareholder. If, on or after the date of the Offer, Aur should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Aur Shares, which is or are payable or distributable to the Shareholders of record on a date prior to the transfer into the name of the Offeror or its nominees or transferees on the securities register maintained by or on behalf of Aur in respect of Aur Shares, then (a) in the case of any such cash dividend, distribution or payment that does not exceed the cash consideration per Aur Share, the cash consideration payable per Aur Share pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment; and (b) in the case of any such cash dividend, distribution or payment that exceeds the cash consideration per Aur Share, or in the case of any other dividend, distribution, payment, right or other interest, the whole of any such dividend, distribution, payment, right or other interest will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror accompanied by

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appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to any such dividend, distribution, payment, right or other interest and may withhold the entire amount of cash and share consideration payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

        If the undersigned's Aur Share certificates are not immediately available or the undersigned cannot deliver its Aur Share certificates and all other required documents to the Depositary or the U.S. Forwarding Agent, as applicable at or prior to the Expiry Time, the undersigned may nevertheless validly deposit such Aur Shares according to the guaranteed delivery procedures set forth in the Offer and the Notice of Guaranteed Delivery.

        The execution of this Letter of Transmittal (or, in the case of Aur Shares deposited by book-entry transfer to the Depositary's account with CDS or to DTC, with an Agent's Message), irrevocably constitutes and appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Shares covered by this Letter of Transmittal or book entry transfer (which shares upon being taken up and paid for are, together with any Distributions thereon, referred to as the "Purchased Securities"), any one of the President and Chief Executive Officer, the Senior Vice President, Commercial Affairs, the Senior Vice President and General Counsel or the Corporate Secretary of the Offeror and any other person designated by the Offeror in writing (each an "Appointee") as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), of the depositing Shareholder with respect to the Purchased Securities. This Letter of Transmittal (or, in the case of Shares deposited by book-entry transfer with DTC, an Agent's Message), authorizes an Appointee, in the name and on behalf of such Shareholder (a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of Aur; (b) for so long as any Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent, and to designate in such instrument, authorization or consent any person or persons as the proxy of such Shareholder in respect of the Purchased Securities for all purposes, including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise or any adjournment thereof, including without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Aur; (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Shareholder; and (d) to exercise any other right of a holder of Purchased Securities.

        A Shareholder accepting the Offer under the terms of this Letter of Transmittal revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Shares are not taken up and paid for pursuant to the Offer. A Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Aur and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all of the Purchased Securities, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney-in-fact or attorney) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

        A Shareholder accepting the Offer covenants under the terms of this Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or

7

desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror. Each authority herein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

        Settlement with each Shareholder who has deposited and not validly withdrawn Aur Shares pursuant to the Offer will be made by the Depositary forwarding a certificate for the Teck Subordinate Voting Shares, if any, to which such Shareholder is entitled pursuant to the Offer, and a cheque in Canadian dollars in payment of the cash component, if any, of the Offered Consideration and, if applicable, in payment for the cash equivalent of any fractional Teck Subordinate Voting Share determined in accordance with the Offer, that is payable to such Shareholder. Subject to the foregoing and unless otherwise directed in this Letter of Transmittal, the certificates, if any, and cheque will be issued in the name of the registered Shareholder of the Aur Shares so deposited. Unless the Person depositing the Aur Shares instructs the Depositary to hold the certificate representing the Teck Subordinate Voting Shares, if any, and cheque for pick-up by checking the appropriate box in this Letter of Transmittal, the certificate, if any, and cheque will be forwarded by first class insured mail to such Person at the address specified in this Letter of Transmittal. If no such address is specified, the certificate and cheque will be sent to the address of the Shareholder as shown on the securities register maintained by or on behalf of Aur. Certificates and cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

        The undersigned understands and acknowledges that payment for Aur Shares tendered pursuant to this Letter of Transmittal will be made only after timely receipt by the Depositary of (i) such Aur Shares, and (ii) this Letter of Transmittal or a facsimile thereof, properly completed and duly executed, with any signatures guaranteed, if so required, and all other documents required by this Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date. The undersigned also understands and acknowledges that under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Aur Shares on the purchase price of Aur Shares purchased by the Offeror, regardless of any delay in making payment of such purchase price.

        If any deposited Aur Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Aur Shares than are deposited, certificates for unpurchased Aur Shares will be returned to the depositing Shareholder as soon as is practicable following the termination or withdrawal of the Offer by either (i) sending new certificates representing Aur Shares not purchased or by returning the deposited certificates (and other relevant documents) or (ii) in the case of Aur Shares deposited by book-entry transfer of such Aur Shares pursuant to the procedures set forth in "Manner of Acceptance — Acceptance of Book-Entry Transfer" in Section 5 of the Offer, such Aur Shares will be credited to the depositing holder's account maintained with the CDS or DTC, as applicable. Unless otherwise directed in this Letter of Transmittal, certificates and other relevant documents will be forwarded by first class mail in the name of and to the address specified in this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address of the registered holder as shown on the securities register maintained by Aur or its transfer agent, as soon as practicable after the termination of the Offer. Shareholders depositing Aur Shares will not be required to pay any fees or commissions if they accept the Offer by transmitting their Aur Shares directly to the Depositary or the U.S. Forwarding Agent or if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer.

        By reason of the use by the signatory of an English language form of Letter of Transmittal, the signatory shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le signataire, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l'offre acceptée par cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

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SHAREHOLDER INFORMATION AND INSTRUCTIONS

        Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.

BOX A REGISTRATION AND PAYMENT DELIVERY INSTRUCTIONS
SEND CHEQUE/TECK SUBORDINATE VOTING SHARES IN THE NAME OF: (please print or type)

(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal (or Zip) Code)
(Telephone — Business Hours)
(Tax Identification, Social Insurance or Social Security Number)

BOX B DELIVERY INSTRUCTIONS
SEND CHEQUE/TECK SUBORDINATE VOTING SHARES (Unless Box "C" is checked) TO: (please print or type)
☐ Same as address in Box A or to:
(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal (or Zip) Code)
(Telephone — Business Hours)
(Tax Identification, Social Insurance or Social Security Number)

BOX C SPECIAL PICK-UP INSTRUCTIONS
☐	HOLD CHEQUE/TECK SUBORDINATE VOTING SHARES FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED. (Check box)

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BOX D U.S. SHAREHOLDERS (See Instruction 9)

A U.S. Shareholder is any Shareholder that is either (A) providing an address in Box "B" which is located within the United States or any territory or possession thereof or (B) a U.S. person for United States federal income tax purposes.
INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER:
☐ The owner signing this Letter of Transmittal represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.
☐ The owner signing this Letter of Transmittal is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

IF YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER, THEN IN ORDER TO AVOID BACKUP WITHHOLDING YOU MUST COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN THE INSTRUCTIONS.

BOX E DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY (See Instruction 2)
☐ CHECK HERE IF AUR SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)
Name of Registered Holder
Date of Execution of Notice of Guaranteed Delivery
Window Ticket Number (if any)
Name of Institution which Guaranteed Delivery

BOX F DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER (See Instruction 8)
The owner signing this Letter of Transmittal represents that the dealer who solicited and obtained this deposit is: (please print or type)

(Firm)	(Address)	(Telephone Number) (Fax)

(Registered Representative)		(Registered Representative Identification Number)
☐	CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED
☐	CHECK HERE IF DISKETTE TO FOLLOW

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SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by (if required under Instruction 4):

Dated:
Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative — See Instructions 3, 4 and 5
Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)
Address of Guarantor (please print or type)	Daytime telephone number and facsimile of Shareholder or daytime telephone number and facsimile of Authorized Representative
Tax Identification, Social Insurance or Social Security Number of Shareholder

Additional signatures for joint shareholders (if required):

Dated:
Signature of Shareholder or Authorized Representative — See Instruction 3, 4 and 5
Name of Shareholder or Authorized Representative (please print or type)
Daytime telephone number and facsimile of Shareholder or daytime telephone number and facsimile of Authorized Representative
Tax Identification, Social Insurance or Social Security Number of Shareholder

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SUBSTITUTE FORM W-9
TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service	Part 1 — Taxpayer Identification Number ("TIN") — For all accounts, enter your TIN on the appropriate line at right. (For most individuals, this is your social security number. If you do not have a TIN, see "Obtaining a Number" in the W-9 Guidelines included in this form). CERTIFY BY SIGNING AND DATING BELOW. For further instructions, see Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
	Note: If the account is in more than one name, see the chart in the enclosed W-9 Guidelines to determine which number to give the payer.	Social Security Number(s) (If awaiting TIN, write "Applied For") OR Employer Identification Number(s) (If awaiting TIN, write "Applied For")

Payer's Request for Taxpayer Identification Number and Certification	Part 2 — For payees exempt from backup withholding, please write "Exempt" here (see Instructions), and complete the Substitute Form W-9.

Name
Business Name
Please check appropriate box: ☐ Individual/Sole Proprietor ☐ Corporation ☐ Partnership ☐ Other
Address
City State Zip Code

Part 3 — Certification — Under penalties of perjury, I certify that:
(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me); and

(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
(3) I am a U.S. person (including a U.S. resident alien).

Certification Instructions. You must cross out Item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.
Signature of U.S. Person Date

NOTE:  FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A U.S. $50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU (WHETHER IN CASH OR IN TECK SUBORDINATE VOTING SHARES) PURSUANT TO THE OFFER. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED "GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9" THAT FOLLOW THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE
"APPLIED FOR" IN PART 1 OF SUBSTITUTE FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that notwithstanding the information I provided in Part III of the Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment may be withheld.
Signature: Date:

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INSTRUCTIONS

1.     Use of Letter of Transmittal

  (a)
  This Letter of Transmittal or a facsimile thereof, properly completed and duly executed, covering the Aur Shares deposited pursuant to the Offer, in either case with the signature(s) guaranteed if required in Instruction 4 below, together with accompanying certificates representing the Deposited Shares (or, alternatively, a book-entry confirmation to the Depositary's account with CDS or to DTC, with an Agent's Message with respect thereto) and all other documents required by the terms of the Offer and this Letter of Transmittal must be received by the Depositary or the U.S. Forwarding Agent at any of the offices specified on the back cover page at or prior to midnight (Vancouver time), on August 21, 2007, unless the Offer in respect of the Aur Shares is extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is used. Shareholders accepting the Offer using book-entry transfer must ensure that the required documents are sent to the Depositary at its offices in Toronto, Ontario. Such documents should not be sent to the U.S. Forwarding Agent.

  (b)
  The method used to deliver this Letter of Transmittal and any accompanying certificates representing Aur Shares or an Agent's Message, including delivery through DTC, is at the option and risk of the depositing Shareholder. If certificates for Aur Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended, and it is suggested that the mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary or the U.S. Forwarding Agent at or prior to such time. Delivery will only be effective upon actual receipt of certificates for such Aur Shares by the Depositary.

  (c)
  Shareholders whose Aur Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Aur Shares.

2.     Procedure for Guaranteed Delivery

        If a Shareholder wishes to accept the Offer and either (i) the certificates representing such Shareholder's Aur Shares are not immediately available or (ii) the holder cannot deliver the certificates and all other required documents to the Depositary or the U.S. Forwarding Agent by the Expiry Time, those Aur Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

  (a)
  such deposit is made only at the principal office of the Depositary in Toronto, Ontario by or through an Eligible Institution;

  (b)
  a Notice of Guaranteed Delivery (which is printed on yellow paper) in the form accompanying the Offer and Circular or a facsimile thereof, properly completed and duly executed, including a guarantee by an Eligible Institution in the form specified in the Notice of Guaranteed Delivery, is received by the Depositary at its principal office in Toronto, Ontario as set out in the Notice of Guaranteed Delivery, at or before the Expiry Time;

  (c)
  the certificate(s) representing all deposited Aur Shares in proper form for transfer and together with this Letter of Transmittal or a facsimile hereof, relating to such Aur Shares, properly completed and duly executed, with any required signature guarantees relating to such Aur Shares, and all other documents required by this Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario at the applicable address specified in the Notice of Guaranteed Delivery before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

        The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mail to the Depositary at its office in Toronto, Ontario at the applicable address set out in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and this Letter of Transmittal and accompanying certificates to any office other than such office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

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        An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks or trust companies in the United States.

3.     Signatures

        No signature guarantee is required on this Letter of Transmittal if:

  (a)
  this Letter of Transmittal is signed by the registered owner of the Aur Shares exactly as the name of the registered holder appears on the Aur Share certificate deposited herewith, and the cash payable and/or the certificates for Teck Subordinate Voting Shares issuable, in each case pursuant to the Offer, are to be delivered directly to such registered holder, or

  (b)
  Aur Shares are deposited for the account of an Eligible Institution.

        In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Aur Shares is registered in the name of a person other than the signatory of this Letter of Transmittal or if the cash payable and/or certificates for the Teck Subordinate Voting Shares issuable are to be delivered to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

4.     Guarantee of Signatures

        If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Aur or if payment is to be issued in the name of a person other than the registered owner(s) of the Deposited Shares, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

5.     Fiduciaries, Representatives and Authorizations

        Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either of the Offeror or the Depositary, in their sole discretion, may require additional evidence of authority or additional documentation.

6.     Delivery Instructions

        If any cheque(s) or certificate(s) are to be sent to someone at an address other than the address of the Shareholder as it appears in Box A on this Letter of Transmittal, entitled "Registration and Payment Instructions", then Box B on this Letter of Transmittal, entitled "Delivery Instructions", should be completed. If Box B is not completed, any cheque(s) or certificate(s) in respect of Teck Subordinate Voting Shares issued in exchange for Aur Shares will be mailed to the depositing Shareholder at the address of the Shareholder as it appears in Box A or, if no address of the Shareholder is provided in Box A, then it will be mailed to the address of the Shareholder as it appears on the securities register of Aur. Any cheque(s) or certificate(s) mailed in accordance with the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

7.     Partial Deposits

        If less than the total number of Aur Shares evidenced by any certificate submitted is to be deposited, fill in the number of Aur Shares to be deposited in Box 1 on this Letter of Transmittal. In such case, new certificate(s) for the number of Aur Shares not deposited will be sent to the registered holder as soon as practicable after the

14

Expiry Time (unless otherwise provided in Box B on this Letter of Transmittal). The total number of Aur Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

8.     Solicitation

        Identify the investment dealer or broker, if any, who solicited acceptance of the Offer by completing Box F on this Letter of Transmittal and present a list of beneficial holders, if applicable.

9.     U.S. Shareholders and Substitute Form W-9

        United States federal income tax law generally requires that a U.S. Shareholder who receives cash in exchange for Aur Shares must provide the Depositary with his correct Taxpayer Identification Number ("TIN"), which, in the case of a Shareholder who is an individual, is generally the individual's social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained.

        To prevent backup withholding, each U.S. Shareholder must provide his correct TIN by completing the "Substitute Form W-9" set forth in this document, which requires such holder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such holder is awaiting a TIN), (2) that (i) the holder is exempt from backup withholding, (ii) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends or (iii) the Internal Revenue Service has notified the holder that he is no longer subject to backup withholding, and (3) that the holder is a U.S. person (including a U.S. resident alien).

        Certain U.S. Shareholders are exempt from backup withholding and reporting requirements. To prevent possible erroneous backup withholding, a U.S. Shareholder exempt from backup withholding must enter its correct TIN in Part 1 of Substitute Form W-9, write "Exempt" in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the "W-9 Guidelines") for additional information regarding U.S. Shareholders exempt from backup withholding.

        If Aur Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.

        If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write "Applied For" in the space for the TIN in Part 1 of the Substitute Form W-9, and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

        If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalty of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

        A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER.

10.   Currency of Payment

        All cash consideration payable to Shareholders pursuant to the Offer will be paid in Canadian dollars.

15

11.   Miscellaneous

  (a)
  If the space on this Letter of Transmittal is insufficient to list all certificates for Aur Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

  (b)
  If Deposited Shares are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

  (c)
  No alternative, conditional or contingent deposits will be acceptable. All depositing holders of Aur Shares by execution of this Letter of Transmittal or a facsimile hereof waive any right to receive any notice of the acceptance of Deposited Shares for payment, except as required by applicable law.

  (d)
  The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

  (e)
  The Offeror will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Aur Shares pursuant to the Offer (other than to members of the Soliciting Dealer Group and the Depositary), except as otherwise set forth in the Offer.

  (f)
  Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

  (g)
  All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for exchange of any deposit of Aur Shares will be determined by the Offeror in its sole discretion, which determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any and all deposits of Aur Shares determined by it not to be in proper form, or the acceptance for exchange of Teck Subordinate Voting Shares and/or payment of cash in respect of which may, in the opinion of the Offeror's counsel, be unlawful. The Offeror may, in its sole discretion, waive (i) any of the conditions of the Offer, in whole or in part, at any time and from time to time on or before the Expiry Time, without prejudice to any other rights which the Offeror may have; provided, however, that pursuant to the Support Agreement dated July 3, 2007 between the Offeror and Aur, as amended, the Offeror may not waive the Minimum Tender Condition in order to acquire less than 50.01% of the Aur Shares outstanding (calculated on a fully diluted basis), or (ii) any defect or irregularity in any deposit of Aur Shares. No deposit of Aur Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Offeror, the Depositary or the U.S. Forwarding Agent or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer (including this Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding on all parties. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

  (h)
  Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at the addresses listed below.

12.   Lost Certificates

        If a certificate has been lost, destroyed, mutilated or mislaid, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Aur's registrar and transfer agent so that the transfer agent may provide replacement instructions. If a certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that the Depositary or Aur's transfer agent may contact you.

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13.   Assistance

        THE DEPOSITARY OR THE U.S. FORWARDING AGENT, THE DEALER MANAGERS OR THE INFORMATION AGENT (SEE BACK COVER PAGE FOR THEIR RESPECTIVE ADDRESSES AND TELEPHONE NUMBERS) OR YOUR INVESTMENT DEALER, STOCKBROKER, TRUST COMPANY MANAGER, BANK MANAGER, LAWYER OR OTHER PROFESSIONAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

        THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE (TOGETHER WITH CERTIFICATES FOR DEPOSITED SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY SIGNED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

17

FOR U.S. SHAREHOLDERS ONLY
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER
ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You)

        To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All "Section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

For this type of account:		Give the taxpayer identification of:
1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4.	a. The usual revocable savings trust account (grantor is also trustee) b. So-called trust that is not a legal or valid trust under state law	The grantor-trustee(1) The actual owner(1)
5.	Sole proprietorship or single owner LLC	The owner(3)
6.	A valid trust, estate, or pension trust	The legal entity(4)
7.	Corporate or LLC electing corporate status on Form 8832	The corporation
8.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
9.	Partnership or multi-member LLC	The partnership
10.	A broker or registered nominee	The broker or nominee
11.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)
List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person's number must be furnished.

(2)
Circle the minor's name and furnish the minor's social security number.

(3)
You must show your individual name, but you may also enter your business or "doing business as" name on the second name line. You may use either your social security number or your employer identification number (if you have one). If you are a sole proprietor, IRS encourages you to use your social security number.

(4)
List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

18

Obtaining a Number

        If you do not have a TIN, apply for one immediately. To apply for a social security number, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.socialsecurity.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses/ and clicking on Employer ID Numbers under Related Topics. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-829-3676.

Payees Exempt from Backup Withholding

        Payees specifically exempted from withholding include:

  (i)
  An organization exempt from tax under Section 501(a), any individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2),

  (ii)
  The United States or any of its agencies or instrumentalities,

  (iii)
  A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

  (iv)
  An international organization or any agency or instrumentality thereof, or

  (v)
  A foreign government or any political subdivision, agency or instrumentality thereof.

Payees that may be exempt from backup withholding include:

  (i)
  A corporation,

  (ii)
  A financial institution,

  (iii)
  A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

  (iv)
  A real estate investment trust,

  (v)
  A common trust fund operated by a bank under Section 584(a),

  (vi)
  An entity registered at all times during the tax year under the Investment Company Act of 1940,

  (vii)
  A middleman known in the investment community as a nominee or custodian,

  (viii)
  A futures commission merchant registered with the Commodity Futures Trading Commission,

  (ix)
  A foreign central bank of issue, or

  (x)
  A trust exempt from tax under Section 664 or described in Section 4947.

        EACH U.S. SHAREHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING WHETHER SUCH U.S. SHAREHOLDER IS EXEMPT FROM BACKUP WITHHOLDING.

        If you are exempt from backup withholding you must file a Substitute Form W-9 included in this Letter of Transmittal and Cash Election Form to avoid possible erroneous backup withholding. You must enter your correct TIN in Part 1 of Substitute Form W-9, write "Exempt" in Part 2 of such Form, and sign and date the Form.

        PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interests, dividends, and certain other payments made to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

19

Penalties

(1)
Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2)
Civil Penalty for False Information With Respect to Withholding. — If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3)
Criminal Penalty for Falsifying Information. — Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

20

The Depositary for the Offer is:
 CIBC Mellon Trust Company

By Mail P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4	By Registered Mail, by Hand or by Courier 199 Bay Street Commerce Court West Securities Level Toronto, Ontario M5L 1G9

Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com

The Dealer Managers for the Offer are:

In Canada Merrill Lynch Canada Inc. 181 Bay Street, 4th Floor Toronto, Ontario M5J 2V8 Telephone: (416) 369-7665
In the United States
Merrill Lynch, Pierce, Fenner & Smith Incorporated
4803 Deer Lake Drive W.
Building 4, 2nd Floor
Jacksonville, Florida 32246
Telephone (within U.S.): 1-877-653-2948
Telephone (International): 1-609-818-8000

The U.S. Forwarding Agent for the Offer is:

BNY Mellon Shareowner Services

By Mail, Registered Mail, by Hand or by Courier
480 Washington Blvd.
27th Floor
Jersey City, New Jersey 07310
Attention: Reorganization Department
Toll Free: 1-800-777-3674

The Information Agent for the Offer is:

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number: 1-888-605-7628
U.S. Banks and Brokers Call Collect: 1-212-440-9800

        Any questions and requests for assistance may be directed by Shareholders to the Depositary or the Information Agent at their respective telephone numbers and locations set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

This is not a Letter of Transmittal. This Notice of Guaranteed Delivery is for use in accepting the Offer (as defined below).

NOTICE OF GUARANTEED DELIVERY
for Deposit of Common Shares of
AUR RESOURCES INC.
Pursuant to the Offer dated July 17, 2007 made by
TECK COMINCO LIMITED

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL MIDNIGHT (VANCOUVER TIME)
ON AUGUST 21, 2007 ("EXPIRY TIME"), UNLESS EXTENDED OR WITHDRAWN.
SEE SECTION 4 OF THE OFFER, "TIME FOR ACCEPTANCE".

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE
OFFER BUT YOUR SHARE CERTIFICATES ARE NOT IMMEDIATELY
AVAILABLE OR YOU ARE NOT ABLE TO DELIVER YOUR SHARE CERTIFICATES TO
THE DEPOSITARY OR THE U.S. FORWARDING AGENT BEFORE THE EXPIRY TIME.

        This Notice of Guaranteed Delivery must be used to accept the offer dated July 17, 2007 (the "Offer") made by Teck Cominco Limited (the "Offeror"), a corporation existing under the laws of Canada, to purchase all of the outstanding common shares (the "Aur Shares") of Aur Resources Inc. ("Aur"), a corporation existing under the laws of Canada, if certificates for the Aur Shares to be deposited are not immediately available or if the holder of Aur Shares (the "Shareholder") is not able to deliver the certificates and all other required documents to the Depositary or the U.S. Forwarding Agent at or prior to the Expiry Time (as defined in the Offer). This Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mail to the Depositary at its office in Toronto, Ontario at the address or facsimile number, listed in this Notice of Guaranteed Delivery.

        The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer (the "Offer") and accompanying Circular (together, the "Offer and Circular") dated July 17, 2007 have the meanings ascribed to them in the Offer and Circular.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

        As set forth in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery", if a Shareholder wishes to deposit Aur Shares pursuant to the Offer and certificates representing such Aur Shares are not immediately available or the Shareholder cannot deliver the certificates and all other required documents to the Depositary or the U.S. Forwarding Agent by the Expiry Time, those Aur Shares may nevertheless be deposited pursuant to the Offer by utilizing the procedures contemplated by this Notice of Guaranteed Delivery, provided that all of the following conditions are met:

  (a)
  the deposit is made only at the principal office of the Depositary in Toronto, Ontario or by or through an Eligible Institution;

  (b)
  this Notice of Guaranteed Delivery or a manually signed facsimile hereof, properly completed and duly executed, including a guarantee to deliver by an Eligible Institution in the form specified below, is received by the Depositary at its office in Toronto, Ontario as set out below, at or before the Expiry Time; and

  (c)
  the certificate(s) representing all deposited Aur Shares in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal and Election Form (the "Letter of Transmittal") or a manually signed facsimile thereof, relating to such Aur Shares, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and all other documents required by the Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario at the address specified below before 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange (the "TSX") after the date on which the Expiry Time occurs.

        An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks or trust companies in the United States.

        The undersigned understands and acknowledges that payment for Aur Shares tendered pursuant to the Letter of Transmittal will be made only after timely receipt by the Depositary or the U.S. Forwarding Agent of (i) such Aur Shares, and (ii) a Letter of Transmittal or a facsimile thereof, properly completed and duly executed, with any signatures guaranteed, if so required, and all other documents required by the Letter of Transmittal by 5:00 p.m. (Toronto time) on the third trading day on the TSX after the date on which the Expiry Time occurs. The undersigned also understands and acknowledges that under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Aur Shares on the purchase price of Aur Shares purchased by the Offeror, regardless of any delay in making payment of such purchase price, and that the consideration for Aur Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for Aur Shares delivered to the Depositary before the Expiry Time, even if the Aur Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Aur Shares is not made, until after the take-up and payment for the Aur Shares pursuant to the Offer.

        All authority conferred, or agreed to be conferred, by this Notice of Guaranteed Delivery may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

TO:	TECK COMINCO LIMITED
TO:	CIBC MELLON TRUST COMPANY, as Depositary
By Mail:	By Registered Mail, by Hand or by Courier:	By Facsimile Transmission:
P.O. Box 1036 Adelaide Street Postal Station Toronto, ON M5C 2K4 Canada	199 Bay Street Commerce Court West, Securities Level Toronto, ON M5C 1G9 Canada	(416) 643-3148

        DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA FACSIMILE TO A NUMBER OTHER THAN SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY. TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, THE LETTER OF TRANSMITTAL AND ACCOMPANYING CERTIFICATE(S) MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY IN TORONTO, ONTARIO WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

2

        THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

        DO NOT SEND CERTIFICATES REPRESENTING COMMON SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. SUCH CERTIFICATES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

        The undersigned hereby deposits with the Offeror, upon the terms and subject to the conditions set forth in the Offer and Circular and Letter of Transmittal, receipt of which is hereby acknowledged, the Aur Shares listed below, pursuant to the guaranteed delivery procedures set forth in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

COMMON SHARES
Common Share Certificate Number(s) (if available)	Name(s) in which Registered (please print and fill in exactly as name(s) appear(s) on certificates.)	Number of Common Shares Represented by Certificate	Number of Common Shares Deposited*

TOTAL

* Unless otherwise indicated, the total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited.

(Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the above form.)

CURRENCY OF PAYMENT

        Cash consideration payable to you pursuant to the Offer will be paid in Canadian dollars.

3

ELECTION FOR CASH OR SHARES

Pursuant to the Offer, the undersigned hereby elects to receive one of the following forms of consideration for all of the deposited Aur Shares represented by the certificate(s) listed above. Shareholders may elect to receive the Cash Alternative (Choice A) OR the Share Alternative (Choice B).
Shareholders may choose only ONE of the choices below:
☐ Choice A — The CASH ALTERNATIVE
Shareholders who check this box will receive Cdn.$41.00 in cash for each Aur Share deposited under this Choice A (subject to pro ration)
☐ Choice B — The SHARE ALTERNATIVE

Shareholders who check this box will receive 0.8749 of a Class B subordinate voting share of Teck Cominco Limited ("Teck Subordinate Voting Share") and Cdn.$0.0001 in cash for each Aur Share deposited under this Choice B (subject to pro ration)

If a Shareholder fails to elect the Share Alternative or does not properly elect either the Cash Alternative, on the one hand, or the Share Alternative, on the other hand, with respect to any Aur Shares deposited by the Shareholder pursuant to the Offer, such Shareholder will be deemed to have elected the Cash Alternative.

Fractional Teck Subordinate Voting Shares will not be issued in connection with the Offer. Where on any Take-Up Date a Shareholder is to receive Teck Subordinate Voting Shares as consideration pursuant to the Offer and the aggregate number of Teck Subordinate Voting Shares to be issued to such Shareholder would result in a fraction of a Teck Subordinate Voting Share being issuable, the number of Teck Subordinate Voting Shares to be received by such Shareholder will be rounded down and in lieu of a fractional Teck Subordinate Voting Share, the Shareholder will receive a cash payment determined on the basis of an amount equal to the Average Market Price multiplied by the fractional share amount. See Section 1 of the Offer, "The Offer".

As described in the Offer, the maximum amount of cash consideration available pursuant to the Offer is Cdn.$3,089,335,835 and the maximum number of Teck Subordinate Voting Shares issuable pursuant to the Offer is 21,971,959. The consideration payable pursuant to the Offer will be pro rated as necessary on each Take-Up Date to ensure that the total aggregate consideration payable pursuant to the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction does not exceed these maximum aggregate amounts and will be based on the number of Aur Shares on a Take-Up Date acquired in proportion to the number of Aur Shares outstanding on a fully diluted basis, as set forth in Section 1 of the Offer, "The Offer".
An election (or deemed election) as to the consideration to be received by a Shareholder made in this Notice of Guaranteed Delivery shall supersede any election made in a Letter of Transmittal.

4

Signature(s) of Shareholder(s)	Address(es)

Name (please print or type)

Date	Zip Code/Postal Code

Daytime Telephone Number

GUARANTEE OF DELIVERY (Not to be used for signature guarantee)

The undersigned, an Eligible Institution, guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Aur Shares deposited hereby in proper form for transfer, together with a Letter of Transmittal or a facsimile thereof, properly completed and duly executed, with any required signature guarantees, covering the deposited Aur Shares and all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the date on which the Expiry Time occurs.
Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm	Authorized Signature

Address of Firm	Name (please print or type)

Title

Zip Code/Postal Code	Date

Area Code and Telephone Number

5

July 17, 2007

Dear Aur Shareholder:

On behalf of the board of directors and management of Teck Cominco Limited, I enclose Teck Cominco's offer to purchase all of the outstanding common shares of Aur Resources Inc. (the "Offer"). Also enclosed is the Aur Directors' Circular, which reflects the unanimous recommendation of the Aur board of directors that Aur Shareholders accept the Offer and deposit their shares to the Offer.

If our Offer is completed, you will receive a substantial premium for your Aur common shares. You will also have the opportunity to acquire shares in Teck Cominco, a Canadian diversified mining company with considerable financial capacity and outstanding growth prospects. Teck Cominco has market-leading positions in zinc and metallurgical coal and significant positions in other commodities. The acquisition of Aur will add balance to our portfolio by significantly strengthening our copper business.

Under the Offer, you may elect to receive either C$41.00 in cash, or 0.8749 of a Teck Cominco Class B subordinate voting share plus C$0.0001 for each of your Aur shares, subject to pro ration based on the maximum amount of cash and Teck Cominco Class B subordinate voting shares offered. Assuming full pro ration, you will receive C$30.75 cash and 0.2187 of a Teck Cominco Class B subordinate voting share per Aur common share. The Offer represents a premium of approximately 29% over both the 20 trading day volume-weighted average closing price and the closing price of Aur common shares on the Toronto Stock Exchange as at June 29, 2007, which was the last trading day before announcement of the Offer.

The terms and conditions of the Offer and additional information about Teck Cominco are set out in the enclosed circular. You should read this document and the Aur Directors' Circular carefully. These documents are inevitably complex. In evaluating the Offer and the circulars you should consult with your financial and tax advisors.

The Offer will be open for acceptance until midnight, Vancouver time, on August 21, 2007, unless it is extended or withdrawn. To accept the Offer you will need to complete the enclosed Letter of Transmittal (printed on green paper) and return it in the envelope provided so that it is received before midnight, Vancouver time, on August 21, 2007. If your Aur common shares are held in the name of a nominee, such as a broker, investment dealer, bank or trust company, you should contact the nominee for instructions on how to deposit your Aur common shares to the Offer.

We are pleased to make this offer with the support of Aur's board and management, and are excited by the potential for Teck Cominco in the future. We urge you to carefully consider our Offer and look forward to welcoming you as shareholders of Teck Cominco.

Yours very truly,

Donald R. Lindsay
 President and Chief Executive Officer

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED

TO OFFEREES OR PURCHASERS

Indemnification

Under the Canada Business Corporations Act (the “CBCA”), Teck may indemnify a present or former director or officer of Teck or another individual who acts or acted at Teck’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with Teck or the other entity. Teck may not indemnify an individual unless the individual acted honestly and in good faith with a view to the best interests of Teck, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at Teck’s request and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the conduct was lawful. The indemnification may be made in connection with a derivative action only with court approval. The aforementioned individuals are entitled to indemnification from Teck as a matter of right if they were not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and they fulfill the conditions set out above. Teck may advance monies to the individual for the costs, charges and expenses of a proceeding; however, the individual shall repay the moneys if the individual does not fulfill the conditions set out above.

The by-laws of Teck provide that, subject to the limitations contained in the CBCA, Teck shall indemnify a director or officer, a former director or officer, or a person who acts or acted at Teck’s request as a director or officer of a body corporate of which Teck is or was a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of Teck or any such body corporate) and his heirs and legal representatives against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he was made a party by reason of being or having been a director or officer of Teck or such body corporate, if he acted honestly and in good faith with a view to the best interests of the corporation, and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful. The by-laws of Teck also provide that Teck shall also indemnify such a person in such other circumstances as the CBCA permits or requires.

The by-laws of Teck provide that Teck may, subject to the limitations contained in the CBCA, purchase and maintain insurance for the benefit of any person referred to in the foregoing paragraph. Teck has purchased third party director and officer liability insurance.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Teck pursuant to the foregoing provisions, Teck has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

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EXHIBITS

Exhibit
Number	Description

2.1

Support Agreement, dated as of July 3, 2007, between Teck and Aur Resources (incorporated by reference to Teck’s Report on Form 6-K, as filed with the Securities and Exchange Commission on July 7, 2007).

2.2	Confidentiality Agreement, dated June 29, 2007, between Teck and Aur Resources.

2.3	Dealer Manager Agreement, dated July 11, 2007, between Merrill Lynch Canada Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

2.4	Information Agent Agreement, dated July 11, 2007, between Teck and Georgeson Shareholder Communications Canada Inc.

2.5	Amending Agreement to the Support Agreement, dated July 12, 2007, between Teck and Aur Resources.

3.1

Annual Information Form dated February 26, 2007 for the year ended December 31, 2006 (incorporated by reference to Teck’s Annual Report on Form 40-F, as filed with the Securities and Exchange Commission on March 26, 2007).

3.2

Amendment No. 1 dated July 5, 2007 to Teck’s Annual Report on Form 40-F (incorporated by reference to Amendment No. 1 to Teck’s Annual Report on Form 40-F, as filed with the Securities and Exchange Commission on July 5, 2007).

3.3

Audited Consolidated Financial Statements, and the related notes thereto, as at December 31, 2006 and 2005 and for each of the years in the three year period ended December 31, 2006 and the Auditors’ Report thereon (incorporated by reference to Teck’s Annual Report on Form 40-F, as filed with the Securities and Exchange Commission on March 26, 2007).

3.4

Management’s Discussion and Analysis of Financial Position and Operating Results for the year ended December 31, 2006 (incorporated by reference to Teck’s Annual Report on Form 40-F, as filed with the Securities and Exchange Commission on March 26, 2007).

3.5

Management Proxy Circular dated March 1, 2007 for Teck’s annual meeting of shareholders held on April 25, 2007 (incorporated by reference to Teck’s Report on Form 6-K as filed with the Securities and Exchange Commission on March 21, 2007).

3.6

Unaudited Consolidated Interim Financial Statements and the related notes thereto for the three months ended March 31, 2007 and 2006 (incorporated by reference to Teck’s Report on Form 6-K as filed with the Securities and Exchange Commission on May 7, 2007).

3.7

Management’s Discussion and Analysis of Financial Position and Operating Results for the three months ended March 31, 2007 and 2006 (incorporated by reference to Teck’s Report on Form 6-K as filed with the Securities and Exchange Commission on May 7, 2007).

3.8

Material Change Report dated April 27, 2007 in respect of Teck’s announcement that its shareholders approved a two-for-one subdivision of its outstanding Class A common shares and Class B subordinate voting shares, effective as of the close of business on May 7, 2007 (incorporated by reference to Teck’s Report on Form 6-K, as filed with the Securities and Exchange Commission on April 4, 2007).

3.9

Material Change Report dated July 4, 2007 concerning the entering into of the Support Agreement by Teck and Aur Resources and Teck’s intention to make the Offer (incorporated by reference to Teck’s Report on Form 6-K, as filed with the Securities and Exchange Commission on July 7, 2007).

3.10

Audited Comparative Financial Statements of Aur Resources and the related notes thereto as at December 31, 2006 and 2005 and for each of the years in the two-year period ended December 31, 2006 (incorporated by reference to Supplemental Material furnished by Aur Resources to the Securities and Exchange Commission on June 6, 2007).

3.11

Unaudited Comparative Interim Consolidated Financial Statements of Aur and the related notes thereto as at March 31, 2007 and for the three month period ended March 31, 2007 and 2006 (incorporated by reference to Supplemental Material furnished by Aur Resources to the Securities and Exchange Commission on May 28, 2007).

4

4.1	Consent of PricewaterhouseCoopers LLP.

4.2	Consent of PricewaterhouseCoopers LLP.

4.3	Consent of Lang Michener LLP.

4.4	Consent of Paul C. Bankes, P. Geo.

4.5	Consent of Dan Gurtler, AIMM.

4.6	Consent of Colin J. McKenny, P. Geol.

4.7	Consent of Sproule Associates Limited.

4.8	Awareness Letter of PricewaterhouseCoopers LLP.

5.1	Powers of Attorney (included on the signature page of this Registration Statement).

5

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertakings

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-8 or to transactions in said securities.

Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this Form.

Item 2.    Consent to Service of Process

Concurrent with the filing of this Registration Statement, Teck has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the agent for service of process of Teck shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

6

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver in the Province of British Columbia, Country of Canada, on July 17, 2007.

TECK COMINCO LIMITED

By:	/s/ Peter Rozee
Name:	Peter Rozee
Title:	Senior Vice President,
Commercial Affairs

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Donald R. Lindsay and Ronald A. Millos, and each of them, any of whom may act without the joinder of the other, the true and lawful attorney-in-fact and agent of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Norman B. Keevil	Chairman and Director	July 17, 2007
Norman B. Keevil

/s/ Donald R. Lindsay	Chief Executive Officer, President and	July 17, 2007
Donald R. Lindsay	Director (Principal Executive Officer)

/s/ Ronald A. Millos	Senior Vice President, Finance and Chief	July 17, 2007
Ronald A. Millos	Financial Officer (Principal Financial and
Accounting Officer)

/s/ Robert J. Wright	Deputy Chairman and Director	July 17, 2007
Robert J. Wright

7

/s/ J. Brian Aune	Director	July 17, 2007
J. Brian Aune

	Director	—
Jalynn H. Bennett

/s/ Hugh J. Bolton	Director	July 17, 2007
Hugh J. Bolton

/s/ Norman B. Keevil III	Director	July 17, 2007
Norman B. Keevil III

/s/ Takuro Mochihara	Director	July 17, 2007
Takuro Mochihara

/s/ Warren S. R. Seyffert	Director	July 17, 2007
Warren S. R. Seyffert

/s/ Keith E. Steeves	Director	July 17, 2007
Keith E. Steeves

/s/ Chris M.T. Thompson	Director	July 17, 2007
Chris M.T. Thompson

/s/ Takashi Kuriyama	Director	July 17, 2007
Takashi Kuriyama

	Director	—
Derek G. Pannell

/s/ Janice G. Rennie	Director	July 17, 2007
Janice G. Rennie

8

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, Teck Cominco American Incorporated as the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of Teck Cominco Limited in the United States, in the City of Spokane, State of Washington on July 17, 2007.

TECK COMINCO AMERICAN INCORPORATED

By:	/s/ David W. Godlewski
Name:	David W. Godlewski
Title:	Vice President,
Environment & Public Affairs

9

EXHIBITS

Exhibit
Number	Description

2.1

Support Agreement, dated as of July 3, 2007, between Teck and Aur Resources (incorporated by reference to Teck’s Report on Form 6-K, as filed with the Securities and Exchange Commission on July 7, 2007).

2.2	Confidentiality Agreement, dated June 29, 2007, between Teck and Aur Resources.

2.3	Dealer Manager Agreement, dated July 11, 2007, between Merrill Lynch Canada Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

2.4	Information Agent Agreement, dated July 11, 2007, between Teck and Georgeson Shareholder Communications Canada Inc.

2.5	Amending Agreement to the Support Agreement, dated July 12, 2007, between Teck and Aur Resources.

3.1

Annual Information Form dated February 26, 2007 for the year ended December 31, 2006 (incorporated by reference to Teck’s Annual Report on Form 40-F, as filed with the Securities and Exchange Commission on March 26, 2007).

3.2

Amendment No. 1 dated July 5, 2007 to Annual Report on Form 40-F (incorporated by reference to Teck’s Amendment No. 1 to Annual Report on Form 40-F, as filed with the Securities and Exchange Commission on July 5, 2007).

3.3

Audited Consolidated Financial Statements, and the related notes thereto, as at December 31, 2006 and 2005 and for each of the years in the three year period ended December 31, 2006 and the Auditors’ Report thereon (incorporated by reference to Teck’s Annual Report on Form 40-F, as filed with the Securities and Exchange Commission on March 26, 2007).

3.4

Management’s Discussion and Analysis of Financial Position and Operating Results for the year ended December 31, 2006 (incorporated by reference to Teck’s Annual Report on Form 40-F, as filed with the Securities and Exchange Commission on March 26, 2007).

3.5

Management Proxy Circular dated March 1, 2007 for Teck’s annual meeting of shareholders held on April 25, 2007 (incorporated by reference to Teck’s Report on Form 6-K as filed with the Securities and Exchange Commission on March 21, 2007).

3.6

Unaudited Consolidated Interim Financial Statements and the related notes thereto for the three months ended March 31, 2007 and 2006 (incorporated by reference to Teck’s Report on Form 6-K as filed with the Securities and Exchange Commission on May 7, 2007).

3.7

Management’s Discussion and Analysis of Financial Position and Operating Results for the three months ended March 31, 2007 and 2006 (incorporated by reference to Teck’s Report on Form 6-K as filed with the Securities and Exchange Commission on May 7, 2007).

3.8

Material Change Report dated April 27, 2007 in respect of Teck’s announcement that its shareholders approved a two-for-one subdivision of its outstanding Class A common shares and Class B subordinate voting shares, effective as of the close of business on May 7, 2007 (incorporated by reference to Teck’s Report on Form 6-K, as filed with the Securities and Exchange Commission on April 4, 2007).

3.9

Material Change Report dated July 4, 2007 concerning the entering into of the Support Agreement by Teck and Aur Resources and Teck’s intention to make the Offer (incorporated by reference to Teck’s Report on Form 6-K, as filed with the Securities and Exchange Commission on July 7, 2007).

3.10

Audited Comparative Financial Statements of Aur Resources and the related notes thereto as at December 31, 2006 and 2005 and for each of the years in the two-year period ended December 31, 2006 (incorporated by reference to Supplemental Material furnished by Aur Resources to the Securities and Exchange Commission on June 6, 2007).

3.11

Unaudited Comparative Interim Consolidated Financial Statements of Aur and the related notes thereto as at March 31, 2007 and for the three month period ended March 31, 2007 and 2006 (incorporated by reference to Supplemental Material furnished by Aur Resources to the Securities and Exchange Commission on May 28, 2007).

10

4.1	Consent of PricewaterhouseCoopers LLP.

4.2	Consent of PricewaterhouseCoopers LLP.

4.3	Consent of Lang Michener LLP.

4.4	Consent of Paul C. Bankes, P. Geo.

4.5	Consent of Dan Gurtler, AIMM.

4.6	Consent of Colin J. McKenny, P. Geol.

4.7	Consent of Sproule Associates Limited.

4.8	Awareness Letter of PricewaterhouseCoopers LLP.

5.1	Powers of Attorney (included on the signature page of this Registration Statement).

11

QuickLinks

OFFER AND CIRCULAR
OFFER TO PURCHASE
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
NOTICE TO HOLDERS OF AUR OPTIONS
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
NOTE REGARDING ESTIMATES OF MINERAL RESOURCES
INFORMATION CONCERNING AUR
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES
EXCHANGE RATES
TABLE OF CONTENTS
QUESTIONS AND ANSWERS ABOUT THE OFFER
GLOSSARY
SUMMARY OF THE OFFER
SUMMARY OF TECK AND AUR HISTORICAL AND PRO FORMA FINANCIAL INFORMATION
OFFER TO: THE HOLDERS OF COMMON SHARES OF AUR
CIRCULAR
CONSENTS
APPROVAL AND CERTIFICATE OF TECK COMINCO LIMITED
ANNEX A
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED
COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
TECK COMINCO LIMITED PRO FORMA CONSOLIDATED BALANCE SHEET As at March 31, 2007 ($ millions)
TECK COMINCO LIMITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS For the year ended December 31, 2006 ($ millions)
TECK COMINCO LIMITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS For the three months ended March 31, 2007 ($ millions)
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
ANNEX B CERTAIN INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF TECK
DIRECTORS
OFFICERS